================================================================================
    As filed with the Securities and Exchange Commission on November 22, 1999
                                                       Registration No. 333-____
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                       -----------------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                       -----------------------------------

                              AUDIOVOX CORPORATION
             (Exact name of registrant as specified in its charter)

    Delaware                           506                        13-1964841
-----------------           -------------------------          ----------------
(State or other                 (Primary Standard              (I.R.S. Employer
jurisdiction of             Industrial Classification           Identification
incorporation or                   Code Number)                     Number)
 organization)

                          ----------------------------

                                150 Marcus Blvd.
                            Hauppauge, New York 11788
                                 (631) 231-7750
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                       -----------------------------------

                                C. Michael Stoehr
                              Audiovox Corporation
                                150 Marcus Blvd.
                            Hauppauge, New York 11788
                                 (631) 231-7750
  (Name, address, including zip code, and telephone number, including area code, of agent for service)

                       -----------------------------------

                                   Copies to:

Robert S. Levy, Esq.            Stuart H. Gelfond, Esq.                 Stuart Bressman, Esq.
Levy & Stopol, LLP          Fried, Frank, Harris, Shriver &       Brown Raysman Millstein Felder &
    1 Penn Plaza                      Jacobson                              Steiner LLP
 New York, NY 10119              One New York Plaza                     120 W. 45th Street
  (212) 279-7007              New York, New York 10004               New York, New York 10036
                                   (212) 859-8000                         (212) 944-1515

                       -----------------------------------

     Approximate date of commencement of proposed sale to public: As soon as practicable after this registration statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                                 CALCULATION OF REGISTRATION FEE
======================================================================================================
                                                               Proposed
                                                                Maximum
                                              Amount           Aggregate     Aggregate      Amount of
Title of Each Class of Securities             To Be            Offering      Offering     Registration
         to be Registered                  Registered(1)       Price(2)       Price            Fee
------------------------------------------------------------------------------------------------------
Class A common stock, $0.01 par value       3,565,000          $27.9375    $99,597,187.50   $27,688
======================================================================================================

(1) Includes 465,000 shares subject to underwriters' over-allotment option.

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c).

                       -----------------------------------

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                Subject to Completion, dated November 22, 1999

                                3,100,000 Shares

                              AUDIOVOX CORPORATION

                              Class A Common Stock

     This is a public offering of shares of Class A common stock of Audiovox Corporation. We are offering 2,000,000 shares and our selling stockholders are offering 1,100,000 shares. We will not receive any of the proceeds of shares sold by the selling stockholders.

     Our Class A common stock is traded on the American Stock Exchange under the symbol "VOX." On November 19, 1999, the last reported sale price of our Class A common stock on the American Stock Exchange was $27.5625 per share.

     Our business involves significant risks. These risks are described under the caption "Risk Factors" beginning on page 7.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ------------------

                                                             Per Share   Total
                                                             ---------   -----
Public offering price....................................... $           $
Underwriting discounts and commissions...................... $           $
Proceeds, before expenses, to Audiovox...................... $           $
Proceeds, before expenses, to the selling stockholders...... $           $

     The underwriters may also purchase from us and the selling stockholders up to an additional 465,000 shares of common stock at the public offering price, less the underwriting discounts and commissions, to cover over-allotments. The underwriters can exercise this right at any time within thirty days after the offering.

     The underwriters expect to deliver the shares in New York, New York on _____________________, 1999.

                               ------------------

SG COWEN

          MORGAN KEEGAN  & COMPANY, INC.

                              PRUDENTIAL SECURITIES

                                                  LADENBURG THALMANN & CO. INC.




                                                , 1999


THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED WITHOUT NOTICE. AUDIOVOX AND THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT IS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND AUDIOVOX AND THE SELLING STOCKHOLDERS ARE NOT SOLICITING TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE OF THESE SECURITIES IS NOT PERMITTED.

The glossy cover of the prospectus is a gatefold that allows for two 8 1/2" x 11" pages for graphics.

[INSIDE LEFT PAGE COVER GRAPHICS]

This page depicts the Electronics Division logo and 5 product photos with captions.

Photo 1 is a simple head-on view product photo of the MP 1000, Internet Music Player/Recorder. Below the photo is the caption "MP Internet Music Player/Recorder" and the following sentence: The Audiovox MP 1000 is our first Internet related product. It allows consumers to download music from a variety of MP 3 format Internet sites or create custom music files in MP 3 format from their existing compact disc collection. Those files are then transferred to the palm-sized MP 1000 Portable Player/Recorder so that the consumer can play them anywhere.

Photo 2 is a simple head-on view product photo of the P-99, Prestige Car Stereo. Below the photo is the caption "The P-99" and the following sentence: The P-99 is an electronically-tuned AM/FM/MPX radio with a fold-down detachable face. It contains a CD player, CD changer controller, DSP, wireless remote and a high power 4x40 watt amplifier.

Photo 3 depicts a photo of the Lincoln Navigator overhead console installed in a Navigator. The photo is taken from the interior rear of the vehicle and shows the TV screen in the on position. Below the photo is the caption "Vehicle Specific Overhead Video Entertainment System for Lincoln Navigator" and the following sentence: Audiovox mobile video systems include a variety of vehicle specific overhead consoles designed specifically for SUV's as well as center console systems that fit most minivans. Systems typically include a TV screen for TV and Video as well as a video cassette player and video game capability. To date Audiovox has introduced 26 vehicle specific overheads and has a full line of LCD screens for custom applications.

Photo 4 depicts a photo of the under counter TV in the on position. Photo is a close up of the system mounted under a kitchen counter. Below the photo is the caption "Consumer products include home and portable stereo systems and the new under counter TV system" and the following sentences: The Audiovox under counter TV system is a LCD TV that folds flat under the counter when not in use. The system is cable ready and has an optional wireless camera that allows a consumer to monitor a baby's room or use it as a security system to monitor a doorway.

Photo 5 depicts the FR 500 head on view, simple product shot. Below the photo is the caption "FRS radios for short range two-way radio communications" and the following sentences: Audiovox FRS radios are designed to allow two-way communication for up to two miles. Great for camping trips, on the ski slopes, in the mall or an amusement park.

[INSIDE RIGHT PAGE COVER GRAPHICS]

This page depicts the Audiovox Communications Corp. logo and 5 photos with captions.

Photo 1 is a 3/4 view photo of the new wireless headquarters building. Below the photo is the caption "ACC Headquarters Building" and the following sentences: In late 1998, ACC moved into a state-of-the-art 70,000 square foot building in Hauppauge, NY. This location is the headquarters for our wireless business and the east coast shipping point for our wireless products. All sales and engineering functions as well as customer service, repair and fulfillment are housed here.

Photo 2 is a simple product shot of the CDM 4000XL. Below the photo is the caption "CDM 4000XL-Dual Mode" and the following sentences: The CDM 4000XL is the second generation CDMA phone from ACC. It is a dual mode, CDMA/AMPS and features a lithium ion battery, the latest MSM3000 chipset, enhanced phone book with 99 Alpha and 198 Numeric Memory, Caller ID with name, and text and voice mail notification.

Photo 3 is a simple product shot of the CDM 4500. Below the photo is the caption "CDM 4500-Dual Mode" and the following sentences: The CDM 4500 is a dual mode phone, CDMA/AMPS and features voice recognition, vibrating alert option, data capabilities and our first web browser.

Photo 4 is a 3/4 product shot of the CDM 3300 "clamshell" in the open position. Below the photo is the caption "CDM 3300-Clamshell Platform" and the following sentences: The CDM-3300 is part of our "wearable" line of products, which includes the PCX-3500 and PCX-3500XL. Weighing only 4.4 ounces and fitting comfortably in the palm of your hand, CDM-3300 has a large, 4-line display, full size keypad, vibrating alert option and long-lasting lithium ion battery.

Photo 5 is a product shot of the CDM 9000 Tri-Mode. Below the photo is the caption "CDM 9000-Tri-Mode" and the following sentences: The CDM 9000 is a tri-mode handset operating on 800 AMPS/800 CDMA/1900CDMA to allow for seamless nationwide coverage. The handset features voice recognition, vibrating alert option, data capabilities, a web browser and the state-of-the-art MSM3100 chipset.

                                TABLE OF CONTENTS

                                              Page                                               Page
                                              ----                                               ----
Forward-Looking Statements..................   ii    Principal and Selling Stockholders........    57
Prospectus Summary..........................    1    Certain Transactions......................    59
Risk Factors................................    7    Description of Capital Stock..............    62
Use of Proceeds.............................   18    Material U.S. Tax Considerations..........    66
Price Range of Common Stock.................   19    Underwriting..............................    70
Dividend Policy.............................   19    Legal Matters.............................    72
Capitalization..............................   20    Experts...................................    72
Selected Consolidated Financial Data........   21    Where You Can Find Additional
Management's Discussion and Analysis                    Information............................    72
  of Financial Condition and Results of              Information Incorporated by Reference.....    73
  Operations................................   23    Index to Consolidated Financial
Business....................................   41      Statements..............................   F-1
Management..................................   55

                            ------------------------

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and seeking offers to buy shares of Class A common stock only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. Our business, financial condition, results of operations and prospects may have changed since that date. Information on our web site or in our promotional literature is not incorporated into this document.

                            ------------------------

                                 Technical Terms

     The following is a summary description of some of the technologies in the wireless industry that we refer to in this prospectus:

o    AMPS - Advanced Mobile Phone Service. The analog wireless standard.
o CDMA - Code Division Multiple Access. A spread spectrum digital technology that allows a large number of users to share a radio frequency by identifying each transmission with a unique code.
o GSM - Global System for Mobile Communications. A digital wireless or personal communications services (PCS) network standard used around the world.
o N-AMPS - Narrow band Advanced Mobile Phone Service. N-Amps combines wireless voice processing with digital signaling, increasing the capacity of AMPS systems and improving the ability to include additional functions such as voice mail and caller ID.
o PCS - Personal Communications Services. A two-way, 1900 MHz digital voice, messaging and data service designed as the second generation of wireless.
o TDMA - Time Division Multiple Access. A digital technology that allows a large number of users to share a radio frequency by allocating unique time slots.
o Tri-mode - Combines analog and digital technologies at different frequencies.

                           FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference into the prospectus include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words such as "may," "believe," "estimate," "expect," "plan," "intend," "project," "anticipate," "continues," "could," "potential," "predict" and similar expressions may identify forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events, activities or developments. Our actual results could differ materially from those discussed in or implied by these forward-looking statements. Forward-looking statements include statements relating to, among other things:

     o growth trends in the wireless, automotive and consumer electronic businesses
     o technological and market developments in the wireless, automotive and consumer electronics businesses
     o    our liquidity
     o    availability of key employees
     o    expansion into international markets
     o    the availability of new consumer electronic products

     These forward-looking statements are subject to numerous risks, uncertainties and assumptions about our company, including the risks described under "Risk Factors," beginning on page 7 and including, among other things:

     o    our ability to keep pace with technological advances
     o significant competition in the wireless, automotive and consumer electronics businesses
     o    quality and consumer acceptance of newly introduced products
     o    our relationships with key suppliers
     o    our relationships with key customers
     o    possible increases in warranty expense
     o    the loss of key employees
     o    foreign currency risks
     o    political instability
     o    changes in U.S. federal, state and local and foreign laws
     o    changes in regulations and tariffs
     o    seasonality and cyclicality
     o    inventory obsolescence and availability
     o    the consequences of the year 2000 issue

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. It is not complete and may not contain all of the information that you should consider before deciding to invest in our common stock. We urge you to read this entire prospectus carefully, including the "Risk Factors" section and our consolidated financial statements and the notes to those statements. References to "Audiovox," "we" and "our" refer to Audiovox Corporation and its consolidated subsidiaries. Reference to fiscal years in this prospectus refer to the twelve months ended November 30 of that year. For example, "fiscal 1998" refers to the twelve months ended November 30, 1998. Unless otherwise stated, all information contained in this prospectus assumes no exercise of the over-allotment option granted to the underwriters.

Audiovox Corporation

     We design and market a diverse line of products and provide related services throughout the world. These products and services include:

     o    handsets and accessories for wireless communications
     o    fulfillment services for wireless carriers
     o    automotive entertainment and security products
     o    automotive electronic accessories
     o    consumer electronics

     We generally market our products under the well-recognized Audiovox brand name, which we have used for over 34 years. We were a pioneer in the wireless industry, selling our first vehicle-installed wireless telephone in 1984 as a natural expansion of our automotive aftermarket products business. Our extensive distribution network and our long-standing industry relationships have allowed us to benefit from growing market opportunities in the wireless industry and to exploit emerging niches in the consumer electronics business. For the first six months of 1999, we were the fourth largest seller of wireless products and the second largest supplier of CDMA handsets in the United States. CDMA is currently the fastest growing technology in the wireless industry.

     We operate in two primary markets:

     o Wireless communications. Our Wireless Group, which accounts for approximately 80% of our revenues, markets wireless handsets and accessories through Bell Operating Companies, domestic and international wireless carriers and their agents, independent distributors and retailers.

     o Automotive and consumer electronics. Our Electronics Group, which accounts for approximately 20% of our revenues, sells autosound, mobile video, mobile electronics and consumer electronics primarily to mass merchants, power retailers, specialty retailers, new car dealers, original equipment manufacturers (OEMs), independent installers of automotive accessories and the U.S. military.

     Our business has grown significantly in the last nine months primarily because of increased sales of our digital handsets. Our net sales have increased as follows:

                           Nine Months Ended August 31,
                           ----------------------------                 Percent
                           1998                    1999                 Change
                           ----                    ----                 ------
                                 ($ in millions)
     Wireless              $281                    $591                   110%
     Electronics            127                     158                    24
                           ----                    ----                   ---
        Total              $408                    $749                    84%

     To remain flexible and limit our research and fixed costs, we do not manufacture our products ourselves. Instead, we have relationships with a broad group of suppliers who manufacture our products. We work directly with our suppliers in the design, development and testing of all of our products and perform some assembly functions for our electronics products. Our product development efforts focus on meeting changing consumer demand for technologically-advanced, high-quality products, and we consult with our customers throughout the design and development process. In our wireless business, we were among the first to introduce wireless handsets and mobile phones with one-touch dialing, analog caller ID and voice-activated dialing as standard features. In our electronics business, we were among the first to introduce mobile video entertainment products and MP-3 Internet music player/recorders. We stand behind all of our products by providing warranties and customer and end user service support.

Strategy

     Our objective is to leverage the well-recognized Audiovox brand name and our extensive distribution network to capitalize on the growing worldwide demand for wireless products and continue to provide innovative automotive and consumer electronics products in response to consumer demand. The key elements of our strategy are:

     o Enhance and capitalize on the Audiovox brand name. We believe that the "Audiovox" brand name is one of our greatest strengths. During the past 34 years, we have invested heavily to establish the Audiovox name as a well-known consumer brand for communications and electronics products. Our wireless handsets generally bear the Audiovox brand name or are co-branded with a wireless carrier. To further benefit from the Audiovox name, we continually introduce new products using our brand name and recently began licensing our name for selected consumer products.

     o Expand wireless technology offerings to increase market opportunities. We intend to continue to offer an array of technologically-advanced wireless products using all digital standards. Our wide selection of wireless products will allow us to satisfy different carrier demands, both domestic and international.

     o Capitalize on niche market opportunities in the consumer electronics industry. We intend to continue to use our extensive distribution and supply networks to capitalize on niche market opportunities in the consumer electronics industry. We believe that focusing on high-demand, high-growth niche products results in better profit margins and growth potential for our electronics business.

     o Expand our international presence. During fiscal 2000, we intend to expand our international wireless business as we continue to introduce products compatible with international wireless technologies, such as GSM, TDMA and CDMA.

     o Continue to outsource manufacturing to increase operating leverage. One of the key components of our business strategy is outsourcing the manufacturing of our products. This allows us to deliver the latest technological advances without the fixed costs associated with manufacturing.

     o Continue to provide added value to customers and suppliers. We believe that we provide key services, such as product design, development and testing, sales support, product repair and warranty, and carrier fulfillment services more efficiently and cost-effectively than our customers and suppliers could provide for themselves. We intend to continue to develop our value-added services as the market evolves and customer needs change.

     Audiovox was incorporated in Delaware on April 10, 1987, as successor to a business founded in 1960 by John J. Shalam, our President, Chief Executive Officer and controlling stockholder. Our principal executive offices are located at 150 Marcus Boulevard, Hauppauge, New York 11788, and our telephone number is 631-231-7750.

                                  The Offering

Common stock offered by Audiovox....    2,000,000 shares

Common stock offered by the
   selling stockholders.............    1,100,000 shares

Total shares offered................    3,100,000 shares

Common stock to be outstanding
   after the offering...............    21,991,866 shares

Voting rights.......................    Each share of our Class A common stock
                                        has one vote and each share of our Class
                                        B common stock has ten votes. See
                                        "Description of Capital Stock."

Use of proceeds.....................    We expect to receive approximately $51.8
                                        million in net proceeds in this
                                        offering, assuming an offering price of
                                        $27.5625 per share. We intend to use
                                        these net proceeds:

                                        o to repay a portion of amounts
                                          outstanding under our revolving $200
                                          million credit facility, under which
                                          $101.8 million was outstanding on
                                          November 12, 1999, any part of which
                                          we may reborrow; and

                                        o for general corporate purposes.

Risk factors........................    See "Risk Factors" beginning on page 7
                                        and the other information included in
                                        this prospectus for a discussion of
                                        factors you should carefully consider
                                        before deciding to invest in shares of
                                        the common stock.

American Stock Exchange symbol......    VOX

     On November 1, 1999, we had 17,730,912 shares of Class A common stock and 2,260,954 shares of Class B common stock outstanding. The number of shares of common stock that will be outstanding after the offering is based on these numbers and assumes that the underwriters do not exercise their over-allotment option. The number of shares that will be outstanding after this offering:

     o excludes 3,072,125 shares of our common stock reserved for issuance under our stock option plans, of which options to purchase 2,848,700 shares were outstanding as of November 1, 1999 at a weighted average exercise price of $11.52 per share

     o excludes 344,800 shares of our common stock reserved for issuance under warrants with an exercise price of $7.125 per share

     o excludes 127,345 shares reserved for issuance upon conversion of our 6-1/4% convertible debentures due 2001

     o includes 344,800 shares of common stock underlying our option to purchase common stock from John J. Shalam, which option is exercisable upon exercise of the warrants described above. See "Description of Capital Stock."

                       Summary Consolidated Financial Data

     The following table summarizes our consolidated financial data. Interim period information is derived from our unaudited financial statements which include, in management's view, all adjustments necessary for a fair presentation. For a more detailed explanation of our financial condition and operating results, you should read "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes to those statements included in this prospectus. Operating results for the nine months ended August 31, 1999 are not necessarily indicative of the results that may be expected for our full fiscal year or any future period. The consolidated statement of operations data includes:

     for  1996:
          o a pre-tax charge of $26.3 million related to the exchange of $41.3 million of subordinated convertible debentures into 6,806,580 shares of common stock and a related tax expense of $2.9 million.

     for  1997:

          o a pre-tax charge of $12.7 million related to the exchange of $21.5 million of subordinated convertible debentures into 2,860,925 shares of common stock and a related tax expense of $158,000; and

          o a pre-tax gain of $37.5 million on the sale of shares of CellStar Corporation held by us and a related tax expense of $14.2 million.

     for 1998:

          o    a pre-tax charge of $6.6 million for inventory write-downs.


                                                        Fiscal Year Ended November 30,             Nine Months Ended August 31,
                                                --------------------------------------------       ----------------------------
                                                   1996             1997             1998             1998              1999
                                                ---------       -----------      -----------       ----------       -----------
                                                                                                          (unaudited)
                                                             ($ in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Net sales ................................      $ 597,915       $   639,082      $   616,695       $  407,886       $   749,068
Gross profit .............................         96,388           106,762           88,541           61,181            90,220
Operating income (loss) ..................         13,075            19,695            4,871           (1,494)           21,937
Other income (expense) ...................        (33,710)           23,747           (1,070)            (788)            4,245
Income (loss) before provision for
  (recovery of) income taxes .............        (20,635)           43,442            3,801           (2,282)           26,182
Provision for (recovery of) income taxes .          5,834            22,420              829           (1,808)           10,317
                                                ---------       -----------      -----------       ----------       -----------
Net income (loss) ........................      $ (26,469)      $    21,022      $     2,972       $     (474)      $    15,865
                                                =========       ===========      ===========       ==========       ===========
Net income (loss) - per share diluted ....      $   (2.82)      $      1.09      $      0.16       $    (0.02)      $      0.82
                                                =========       ===========      ===========       ==========       ===========
Diluted number of shares used in per share
   calculation ...........................      9,398,352        19,508,132       19,134,529       19,161,768        19,485,145


                                                                                  August 31, 1999
                                                                              -------------------------
                                                                                    (unaudited)
                                                                              Actual        As Adjusted
                                                                              -------       -----------
                                                                                    ($ in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents...................................................    5,873          44,991(1)
Total current assets........................................................  277,323         316,441
Total assets................................................................  326,893         366,011
Total current liabilities...................................................  100,128         100,128
Total liabilities...........................................................  130,624          17,978(1)
Total stockholders' equity..................................................  192,533         244,297

----------
(1) As of November 19, 1999, our bank obligations increased to $100.4 million from $12.6 million on August 31, 1999 due to seasonal inventory requirements.

                                  RISK FACTORS

     Investment in our common stock involves a high degree of risk. We have identified certain risk factors that apply to either Audiovox as a whole or one of our specific business units. You should carefully consider each of the following risk factors and all of the other information included or incorporated by reference in this prospectus before deciding to invest in shares of our common stock. If any of these risks, or other risks not presently known to us or that we currently believe not to be significant, develop into actual events, then our business, financial condition or results of operations could be materially adversely affected. If that happens, the market price of our common stock would likely decline, and you may lose all or part of your investment.

We may not be able to compete successfully in the highly competitive wireless industry.

     The market for wireless handsets and accessories is highly competitive and is characterized by:

     o    intense price competition
     o    significant price erosion over the life of a product
     o the demand by wireless carriers for value-added services provided by their suppliers
     o    rapid technological development
     o    industry consolidation

     Our primary competitors for wireless handsets currently are Nokia, Motorola, Ericsson and Qualcomm. Qualcomm has announced plans to sell its wireless handset business, and its business may be acquired by another large company or telecommunications carrier that would become our direct competitor. In addition, we compete with numerous other established and new manufacturers and distributors, some of whom sell the same or similar products directly to our customers. Historically, our competitors have also included some of our own suppliers and customers. Many of our competitors offer more extensive advertising and promotional programs than we do.

     During the last decade, there have been significant periods of extreme price competition, particularly when one or more or our competitors has sought to sell off excess inventory by lowering its prices significantly. In particular, in 1995 several of our larger competitors lowered their prices significantly to reduce their inventories, which required us to similarly reduce our prices. These price reductions had a material adverse effect on our profitability. There can be no assurance that our competitors will not do this again, because, among other reasons, many of them have significantly greater financial resources than we do and can withstand substantial price competition. Since we sell products that tend to have low gross profit-margins, price competition has had, and may in the future have, a material adverse effect on our financial performance.

The electronics business is highly competitive; our electronics business also faces significant competition from original equipment manufacturers (OEMs).

     The market for consumer electronics is highly competitive across all four of our product lines. We compete against many established companies who have substantially greater resources than us. In addition, we compete directly with OEMs, including divisions of well-known automobile manufacturers, in the autosound, auto security, mobile video and accessories industry. Most of these companies have substantially greater financial and other resources than we do. We believe that OEMs have increased sales pressure on new car dealers with whom they have close business relationships to purchase OEM-supplied equipment and accessories. OEMs have also diversified and improved their product lines and accessories in an effort to increase sales of their products. To the extent that OEMs succeed in their efforts, this success would have a material adverse effect on our sales of automotive entertainment and security products to new car dealers. See "Business--Electronics Group--Electronics products" and "Electronics Group--Electronics competition."

Wireless carriers and suppliers may not continue to outsource value-added services; we may not be able to continue to provide competitive value-added services.

     Wireless carriers purchase from us, rather than directly from our suppliers, because, among other reasons, we provide added services valued by our customers. In order to maintain our sales levels, we must continue to provide these value-added services at reasonable costs to our carrier-customers and suppliers, including:

     o    product sourcing                   o    custom packaging
     o    product distribution               o    warranty support
     o    marketing                          o    programming wireless handsets

     Our success depends on the wireless equipment manufacturers, wireless carriers, network operators and resellers continuing to outsource these functions rather than performing them in-house. To encourage the use of our services, we must keep our prices reasonable. If our internal costs of supplying these services increase, we may not be able to raise our prices to pass these costs along to our customers and suppliers. As a result of the recent wave of consolidations in the telecommunications industry, wireless carriers, which are the largest customers of our wireless business, may attempt to perform these services themselves. Alternatively, our customers and suppliers may transact business directly with each other rather than through us. If our customers or suppliers begin to perform these services internally or do business directly with each other, it could have a material adverse effect on our sales and our profits.

Our success depends on our ability to keep pace with technological advances in the wireless industry.

     Rapid technological change and frequent new product introductions characterize the wireless product market. Our success depends upon our ability to:

     o identify the new products necessary to meet the demands of the wireless marketplace, and

     o locate suppliers who are able to manufacture those products on a timely and cost-effective basis.

     Since we do not make any of our own products and do not conduct our own research, we cannot assure you that we will be able to source the products that advances in technology require to remain competitive. Furthermore, the introduction or expected introduction of new products or technologies may depress sales of existing products and technologies. This may result in declining prices and inventory obsolescence. Since we maintain a substantial investment in product inventory, declining prices and inventory obsolescence could have a material adverse effect on our business and financial results.

We depend on a small number of key customers for a large percentage of our sales.

     The wireless industry is characterized by a small number of key customers. In fiscal 1998, 59.6% of our wireless sales were to five customers, and for the nine months ended August 31, 1999, 65.4% of our wireless sales were to five customers. Our ten largest customers accounted for 70.6% and 74.6% of our wireless sales in fiscal 1998 and the nine months ended August 31, 1999, respectively. For the nine months ended August 31, 1999, our largest customers were:

     o    Bell Atlantic, which accounted for 26.5% of our wireless sales

     o AirTouch Communications, which Vodafone recently acquired, accounted for 17.1% of our wireless sales

     o    PrimeCo, which accounted for 17% of our wireless sales

We do not have long-term sales contracts with any of our customers. Sales of our wireless products are made by oral or written purchase orders and are terminable at will by either party. The unexpected loss of all or a significant portion of sales to any one of our large customers could have a material adverse effect on our performance.

     In fiscal 1998, 26.9% of our electronics sales were to ten customers, and in the nine months ended August 31, 1999, 33.5% of our electronics sales were to ten customers. Nissan accounted for 10.0% of our electronics sales in the nine months ended August 31, 1999. We do not have long-term sales contracts with any of these customers. Sales of our electronics products are made by purchase order and are terminated at will at the option of either party. The unexpected loss of all or a significant portion of sales to any one of these customers could result in a material adverse effect on our performance.

We could lose customers or orders as a result of consolidation in the wireless telecommunications carrier industry.

     As a result of global competitive pressures, there has been significant recent consolidation among our carrier-customers. For example:

     o Bell Atlantic and GTE expect to finalize their merger by early 2000, and then fold the new wireless business into a joint venture with Vodafone

     o    Vodafone and AirTouch Communications merged in 1999

     o    SBC Communications acquired Ameritech in 1999

     o    MCI Worldcom and Sprint recently announced plans to merge

Any of these consolidations, as well as any future consolidations, could cause us to lose business if any of the new consolidated entities do not perform as they expect to because of integration or other problems. In addition, these consolidations will result in a smaller number of wireless carriers, leading to greater competition in the wireless handset market, and may favor one or more of our competitors over us. This could also lead to fluctuations in our quarterly results. If any of these new entities orders less product from us or elects not to do business with us, it would have a material adverse effect on our business. For the nine months ended August 31, 1999, Bell Atlantic, AirTouch Communications and PrimeCo were our three largest customers.

Sales in our electronics business are dependent on new products and consumer acceptance.

     Our electronics business depends, to a large extent, on the introduction and availability of innovative products and technologies. Significant sales of new products in niche markets, such as Family Radio Service two-way radios, known as FRS radios, and mobile video systems have fueled the recent growth of our electronics business. If we are not able to continually introduce new products that achieve consumer acceptance, our sales and profit margins will decline.

Since we do not manufacture our products, we depend on our suppliers to provide us with adequate quantities of high quality, competitive products on a timely basis.

     We do not manufacture our products. We do not have long-term contracts with any of the suppliers who produce our final products and most of our products are imported from suppliers under short-term, non-exclusive purchase orders. In addition, we have had a relationship with several of our wireless suppliers for only a short period of time.

     Accordingly, we can give no assurance that:


     o    our supplier relationships will continue as presently in effect

     o our suppliers will be able to obtain the components necessary to produce high-quality, technologically advanced products for us

     o we will be able to obtain adequate alternatives to our supply sources should they be interrupted

     o if obtained, alternatively sourced products would be delivered on a timely basis of satisfactory quality, competitively priced, comparably featured or acceptable to our customers

     Because of the recent increased demand for wireless and consumer electronics products, there have been industry-wide shortages of components. As a result, our suppliers have not been able to produce the quantities of these products that we desire. For example, LCD screens for mobile video products and saw filters and audio processors for wireless products are currently in short supply. Our inability to supply sufficient quantities of products that are in demand could reduce our profitability and have a material adverse effect on our relationships with our customers. If any of our supplier relationships were terminated or interrupted, we could experience an immediate or long-term supply shortage, which could have a material adverse effect on us. It is likely that our supply of wireless products would be interrupted before we could obtain alternative products. See "Business--Wireless suppliers."

Because we purchase a significant amount of our products from suppliers in Pacific Rim countries, we are subject to the economic risks associated with changes in the social, political, regulatory and economic conditions inherent in these countries.

     We import most of our products from suppliers in the Pacific Rim. As a percentage of our total purchases, purchases from foreign suppliers and suppliers in the Pacific Rim represented:

                                            Total Foreign        Purchases from
                                              Purchases           Pacific Rim
                                            -------------        --------------
Fiscal year ended November 30, 1997              92.7%                89.0%
Fiscal year ended November 30, 1998              93.5%                90.0%
Nine months ended August 31, 1999                90.0%                89.0%

We expect that these percentages will continue to remain high in the future.

     Countries in the Pacific Rim have recently experienced significant social, political and economic upheaval. Because of the large concentrations of our purchases in Pacific Rim countries, particularly Japan, China, Korea, Taiwan and Malaysia, any adverse changes in the social, political, regulatory and economic conditions in these countries may materially increase the cost of the products that we buy from our foreign suppliers or delay shipments of products, which could have a material adverse effect on our business. In addition, our dependence on foreign suppliers forces us to order products further in advance than we would if our products were manufactured domestically. This increases the risk that our products will become obsolete before we can sell our inventory.

We plan to expand the international marketing and distribution of our products, which will subject us to additional business risks.

     As part of our business strategy, we intend to increase our international sales, although we cannot assure you that we will be able to do so. Conducting business outside of the United States subjects us to significant additional risks, including:

     o export and import restrictions, tax consequences and other trade barriers
     o    currency fluctuations
     o    greater difficulty in accounts receivable collections
     o    economic and political instability
     o    foreign exchange controls that prohibit payment in U.S. dollars
     o increased complexity and costs of managing and staffing international operations

For instance, our international sales declined by 50% from 1997 to 1998, in significant part due to financial crises in the Asian markets, particularly Malaysia. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

Fluctuations in foreign currencies could have a material adverse impact on our business.

     We cannot predict the effect of exchange rate fluctuations on future operating results. Also, due to the short-term nature of our supply arrangements, the relationship of the U.S. dollar to foreign currencies will impact price quotes when negotiating new supply arrangements denominated in U.S. dollars. As a result, we could experience declining selling prices in our market without the benefit of cost decreases on purchases from suppliers or we could experience increasing costs without an ability to pass the costs to the customers. We cannot assure you that we will be able to effectively limit our exposure to foreign currencies. Foreign currency fluctuations could cause our operating results to decline and have a material adverse effect on our ability to compete. Many of our competitors manufacture products in the United States or outside the Pacific Rim, which could place us at a competitive disadvantage if the value of the Pacific Rim currencies increased relative to the currency in the countries where our competitors obtain their products. We engage in hedging transactions in connection with our business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Qualitative and Quantitative Disclosure About Market Risk."

Trade sanctions against foreign countries or foreign companies could have a material adverse impact on our business.

     As a result of trade disputes, the United States and foreign countries have occasionally imposed tariffs, regulatory procedures and importation bans on certain products, including wireless handsets that have been produced in foreign countries. Trade sanctions or regulatory procedures involving a country in which we conduct a substantial amount of business could have a material adverse effect on our operations. Some of the countries we purchase products from are: China, Japan, Korea, Taiwan and Malaysia. China and Japan have been affected by such sanctions in the past. In addition, the United States has imposed, and may in the future impose, sanctions on foreign companies for anti-dumping and other violations of U.S. law. If sanctions were imposed on any of our suppliers or customers, it could have a material adverse effect on our operations.

We may not be able to sustain our recent growth rates or maintain profit margins.

     Sales of our wireless products, a large portion of our business that operates on a high-volume, low-margin basis, have increased significantly in the past year, from $281 million in the nine months ended August 31, 1998 to $591 million for the nine months ended August 31, 1999. Sales of our electronics products also increased significantly from $127 million for the nine months ended August 31, 1998 to $158 million for the nine months ended August 31, 1999. We may not be able to continue to achieve these increasing revenue growth rates or maintain profit margins because, among other reasons, of increased competition and technological changes. In addition, we expect that our operating expenses will continue to increase as we seek to expand our business, which could also result in a reduction in profit margins if we do not concurrently increase our sales proportionately.

If our sales during the holiday season fall below our expectations, our annual results could also fall below expectations.

     Seasonal consumer shopping patterns significantly affect our business. We generally make a substantial amount of our sales and net income during September, October and November, our fourth fiscal quarter. We expect this trend to continue. December is also a key month for us, due largely to the increase in promotional activities by our customers during the holiday season. If the economy faltered in these periods, if our customers altered the timing or frequency of their promotional activities or if the effectiveness of these promotional activities declined, particularly around the holiday season, it could have a material adverse effect on our annual financial results.

A decline in general economic conditions could lead to reduced consumer demand for the discretionary products we sell.

     Consumer spending patterns, especially discretionary spending for products such as consumer electronics and wireless handsets, are affected by, among other things, prevailing economic conditions, wage rates, inflation, consumer confidence and consumer perception of economic conditions. A general slowdown in the U.S. economy or an uncertain economic outlook could have a material adverse effect on our sales. In addition, our mobile electronics business is dependent on the level of car sales in our markets.

We depend heavily on existing management and key personnel and our ability to recruit and retain qualified personnel.

     Our success depends on the continued efforts of John Shalam, Philip Christopher, C. Michael Stoehr and Patrick Lavelle, each of whom has worked with Audiovox for over two decades, as well as our other executive officers and key employees. We do not have employment contracts with any of our executive officers or key employees, nor do we maintain key person life insurance for any of our officers or employees. The loss or interruption of the continued full-time service of certain of our executive officers and key employees could have a material adverse effect on our business.

     In addition, to support our continued growth, we must effectively recruit, develop and retain additional qualified personnel both domestically and internationally. Our inability to attract and retain necessary qualified personnel could have a material adverse effect on our business.

We are responsible for product warranties and defects.

     Even though we outsource manufacturing, we provide warranties for all of our products. Therefore, we are highly dependent on the quality of our suppliers. The warranties for our electronics products range from 90 days to the lifetime of a vehicle for the original owner. The warranties for our wireless products generally range from 90 days to one year. In addition, if we are required to repair a significant amount of product, the value of the product could decline while we are repairing the product. In particular, in 1998, a software problem caused us to recall a specific line of analog handsets. After a $1 million reimbursement from the manufacturer for warranty costs, this recall resulted in a net pre-tax charge of $6.6 million to cover the decline in the selling price of the product during the period we were repairing the handsets. We cannot assure you that we will not have a similar problem in the future or that our suppliers will reimburse us for any warranty problems.

Our capital resources may not be sufficient to meet our future capital and liquidity requirements.

     We believe that we currently have sufficient resources to fund our existing operations for the foreseeable future through our cash flows, the proceeds of this offering and borrowings under our credit facility. However, we may need additional capital to operate our business if:

     o    market conditions change
     o    our business plans or assumptions change
     o    we make significant acquisitions
     o we need to make significant increases in capital expenditures or working capital

We cannot assure you that we would be able to raise additional capital on favorable terms, if at all. If we could not obtain sufficient funds to meet our capital requirements, we would have to curtail our business plans. We may also raise funds to meet our capital requirements by issuing additional equity, which could be dilutive to our stockholders.

Restrictive covenants in our credit facility may restrict our ability to implement our growth strategy, respond to changes in industry conditions, secure additional financing and make acquisitions.

     Our credit facility contains restrictive covenants that

     o    require us to attain specified pre-tax profits
     o    limit our ability to incur additional debt
     o    require us to achieve specific financial ratios
     o    restrict our ability to make capital expenditures

If our business needs require us to take on additional debt, secure financing or make significant capital expenditures or acquisitions, and we are unable to comply with these restrictions, we would be forced to negotiate with our lenders to waive these covenants or amend the terms of our credit facility. We cannot assure you that any such negotiations would be successful.

There are claims of possible health risks from wireless handsets.

     Claims have been made alleging a link between the non-thermal electromagnetic field emitted by wireless handsets and the development of cancer, including brain cancer. Recently, the television show 20/20 on ABC reported that several of the handsets available on the market, when used in certain positions, emit radiation to the user's brain in amounts higher than permitted by the Food and Drug Administration. The scientific community is divided on whether there is any risk associated with the use of wireless handsets and, if so, the magnitude of the risk. Unfavorable publicity, whether or not warranted, medical studies or findings or litigation could have a material adverse effect on our growth and financial results.

     In the past, several plaintiffs' groups have brought class actions against wireless handset manufacturers and distributors, including us, alleging that wireless handsets have caused cancer.

To date, none of these actions has been successful. However, actions based on these or other claims may succeed in the future and have a material adverse effect on us.

Several domestic and foreign governments are considering, or have recently adopted, legislation that restricts the use of wireless handsets while driving.

     Several foreign governments have adopted, and a number of U.S. state and local governments are considering or have recently enacted, legislation that would restrict or prohibit the use of a wireless handset while driving a vehicle or, alternatively, require the use of a hands-free telephone. For example, Brooklyn, Ohio has adopted a statute that restricts the use of wireless handsets while driving. Widespread legislation that restricts or prohibits the use of wireless handsets while operating a vehicle could have a material adverse effect on our future growth.

Our stock price could fluctuate significantly, and you may not be able to resell your shares at or above the price that you will pay for them in this offering.

     The market price of our common stock could fluctuate significantly in response to various factors and events, including:

     o    operating results being below market expectations
     o announcements of technological innovations or new products by us or our competitors
     o    loss of a major customer or supplier
     o changes in, or our failure to meet, financial estimates by securities analysts
     o    industry developments
     o    economic and other external factors
     o    period-to-period fluctuations in our financial results
     o    financial crises in Asia

In addition, the securities markets have experienced significant price and volume fluctuations over the past several years that have often been unrelated to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our common stock. The trading prices of many companies' stocks, including ours, are at or near historical highs. Our earnings per share may decline as a result of the increased number of shares issued in this offering.

We may be adversely affected if year 2000 remediation efforts are not successful.

     Our computers, our customers' computers and our suppliers' computer systems could be affected by the year 2000 issue, which refers to the inability to properly process dates beyond December 31, 1999. We also have numerous computerized interfaces with third parties that are possibly vulnerable to failure if those third parties do not adequately address their year 2000 issues. System failures resulting from these issues could cause significant disruption to our operations and result in a material adverse effect on our business, results of operations, financial condition or liquidity.

     Our most reasonably likely worst case scenario would occur if the wireless carriers' systems shut down for a prolonged period of time, thereby adversely affecting sales of our wireless handsets and/or if our electronics products do not function after December 31, 1999. See "Management's Discussion and Analysis of Operations and Financial Conditions."

John J. Shalam, our President and Chief Executive Officer, owns a significant portion of our common stock and can exercise control over our affairs.

     Upon completion of this offering, Mr. Shalam will beneficially own approximately 59% of the combined voting power of both classes of common stock, assuming no exercise of the underwriters' over-allotment option. This will allow him to elect at least 75% of our Board of Directors and, in general, to determine the outcome of any other matter submitted to the stockholders for approval. Mr. Shalam's voting power may have the effect of delaying or preventing a change in control of Audiovox. See "Principal and Selling Stockholders" and "Description of Capital Stock."

     We have two classes of common stock: Class A common stock, which is listed on the American Stock Exchange and will be sold in this offering, and Class B common stock, which is not publicly traded and substantially all of which is beneficially owned by Mr. Shalam. Each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to ten votes per share. Both classes vote together as a single class, except for the election and removal of directors and as otherwise may be required by Delaware law. For the election or removal of directors:

     o the holders of shares of Class A common stock, voting as a separate class, are entitled to elect approximately 25% of our directors
     o the holders of Class B common stock, voting as a separate class, are entitled to elect the remaining directors.

Since our charter permits shareholder action by written consent, Mr. Shalam may be able to take significant corporate actions without prior notice and a shareholder meeting. See "Description of Capital Stock--Class A Common Stock and Class B Common Stock."

Future sales of shares could have a material adverse effect on our stock price.

     Sales of a substantial number of shares of common stock after this offering, or the perception that these sales could occur, could have a material adverse effect on the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. As of November 1, 1999, there were:

     o 13,679,352 shares of common stock outstanding that are freely tradeable, and
     o 5,693,682 shares of common stock , including shares of Class B common stock convertible into Class A common stock, that are not currently publicly tradeable but are eligible for public sale under Rule 144 under the Securities Act which contains volume limitations.

In addition, there are 3,845,845 shares of common stock, underlying stock options, convertible debentures and warrants. The common stock to be issued upon the exercise or conversion of these stock options, warrants and debentures, will be freely tradable, unless it is held by our affiliates.

                                 USE OF PROCEEDS

     Assuming an offering price of $27.5625 per share, we will receive approximately $51.8 million from our sale of 2,000,000 shares of Class A common stock in this offering, after deducting the estimated underwriting discounts and commissions and offering expenses that we will pay. If the underwriters exercise their over-allotment option in full, we will receive an additional $8.5 million in net proceeds. We will not receive any of the proceeds received by the selling stockholders from the sale of their 1,100,000 shares of common stock in this offering or their sale of a portion of the shares allocated to the underwriters' over-allotment option.

     We expect to use the net proceeds:

     o to repay all or a portion of our existing indebtedness under our revolving credit facility, $100.4 million of which was outstanding on November 19, 1999, all of which will be available to be reborrowed
     o for general corporate purposes if any amounts remain after payment of our indebtedness

     To finance our growth, we intend to reborrow the amounts under our credit facility that we are paying down with the net proceeds of this offering, as well as additional amounts available under our credit facility. Indebtedness under our revolving credit facility accrues interest at a floating rate, which was 6.98% as of November 1, 1999. Our revolving credit facility matures on July 28, 2004. We borrow under the revolving credit facility to fund our general liquidity needs. We may borrow up to $200 million under our credit facility.

     In addition, we may pursue acquisitions of businesses that are complementary to ours, some of which may be material. Although we are not currently negotiating any acquisitions, if in the future we identify an acquisition that we decide to pursue, we could reborrow funds under our credit facility for that acquisition.

     Pending our use of these net proceeds, we may invest them in short-term, investment-grade, interest-bearing securities.

                           PRICE RANGE OF COMMON STOCK

     Our Class A common stock is traded on the American Stock Exchange under the symbol VOX. The following table shows for the periods indicated the high and low sales prices of our Class A common stock as reported by the American Stock Exchange.


                                                             High         Low
                                                            ------      ------
1997
First Quarter.............................................  $ 8.50      $ 4.63
Second Quarter............................................    7.88        4.94
Third Quarter.............................................    8.81        6.31
Fourth Quarter............................................   10.75        7.31

1998
First Quarter.............................................    9.00        5.75
Second Quarter............................................    7.44        4.75
Third Quarter.............................................    7.44        3.63
Fourth Quarter............................................    6.75        3.69

1999
First Quarter.............................................    7.38        5.50
Second Quarter............................................    8.94        5.94
Third Quarter.............................................   16.00        8.44
Fourth Quarter (through November 19, 1999)................   30.25       14.19

     As of November 19, 1999, the closing sale price of our Class A common stock on the American Stock Exchange was $27.5625 per share.

     As of November 1, 1999, there were approximately 286 holders of record of our Class A common stock and four holders of our Class B common stock. Our Class B common stock is not publicly traded.

                                 DIVIDEND POLICY

     Since our initial public offering in 1987, we have not declared or paid any cash or stock dividends on our common stock. We do not expect to pay any dividends on our common stock for the foreseeable future. We intend to retain earnings to support operations, reduce indebtedness and to finance expansion. The payment of dividends in the future will depend upon our earnings, operations, capital requirements, financial condition and other factors deemed relevant by the board of directors. The payment of any dividends is restricted by our current bank credit facility. See "Management's Discussion and Analysis of Financial Condition and Operation--Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth our capitalization plus cash and cash equivalents as of August 31, 1999:

     o    on an actual basis, and
     o as adjusted to reflect the application of the estimated net proceeds from the sale of 2,000,000 shares of our Class A common stock offered at an assumed price of $27.5625 per share.

     You should read the following table together with "Use of Proceeds," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and the accompanying notes.


                                                                                            August 31, 1999
                                                                                     -----------------------------
                                                                                       Actual          As Adjusted
                                                                                     ---------         -----------
                                                                                     ($ in thousands, except share
                                                                                           and per share data)
Cash and cash equivalents
 .................................................................................    $   5,873          $ 44,991(1)
                                                                                     =========          =========

Short-term and current installments of long-term debt ...........................       12,836             12,836

Long-term debt, less current maturities:
      Bank obligations ..........................................................       12,646(1)              --
      Long-term debt ............................................................        6,773              6,773
      Capital lease obligation ..................................................        6,233              6,233
                                                                                     ---------          ---------
            Total ...............................................................       25,652             13,006

Stockholders' equity
      Preferred stock, 50,000 shares authorized,
         issued and outstanding, liquidation preference of $2,500 ...............        2,500              2,500
      Common stock:
            Class A common stock, 30,000,000 authorized; 16,227,014 outstanding..
               at August 31, 1999 and 18,227,014 as adjusted ....................          173                193
            Class B common stock, 30,000,000 authorized; 2,260,954 outstanding...           22                 22
            Paid-in capital .....................................................      144,271            196,015
            Retained earnings ...................................................       51,762             51,762
            Other ...............................................................       (6,195)            (6,195)
                                                                                     ---------          ---------
            Total stockholders' equity ..........................................      192,533            244,297
            Total capitalization ................................................    $ 231,021          $ 270,139
                                                                                     =========          =========

----------
(1) As of November 19, 1999, our bank obligations increased to $100.4 million from $12.6 million on August 31, 1999 due to seasonal inventory requirements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table contains our selected consolidated financial data. Interim period information is derived from our unaudited financial statements which include, in management's view, all adjustments necessary for a fair presentation. For a more detailed explanation of our financial condition and operating results, you should read "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and notes to those statements included in this prospectus. Operating results for the nine months ended August 31, 1999 are not necessarily indicative of the results that may be expected for our full fiscal year or any future period.

This selected consolidated financial data includes:

     for 1994:
          o the cumulative effect of a change in accounting principle as a result of the adoption of FAS 109 "Accounting for Income Taxes" of $(178,000) or $(0.02) per share basic, and $(0.01) per share diluted;
          o a pre-tax gain on the sale by us of an equity investment of $27.8 million; and
          o a pre-tax gain on the public offering of our shares in an equity investment of $10.6 million.

     for 1995:
          o a pre-tax charge of $2.9 million associated with the issuance of warrants;
          o a pre-tax charge of $11.8 million for inventory write-downs and the downsizing of our retail operations;
          o a pre-tax gain on the sale of an equity investment of $8.4 million; and
          o a $31.7 million increase in stockholders' equity, net of tax, as a result of an unrealized gain on marketable securities which is not reflected in net income.

     for 1996:
          o a pre-tax charge of $26.3 million related to the exchange of $41.3 million of subordinated convertible debentures into 6,806,580 shares of common stock and a related tax expense of $2.9 million;
          o a $10.3 million increase in stockholders' equity, net of tax, as a result of an unrealized gain on marketable securities which is not reflected in net income; and
          o a $64.7 million increase in stockholders' equity as a result of the exchange of $41.3 million of subordinated convertible debentures which is not reflected in net income.

     for 1997:
               o a pre-tax charge of $12.7 million related to the exchange of $21.5 million of subordinated convertible debentures into 2,860,925 shares of common stock and a related tax expense of $158,000;
               o a pre-tax gain of $37.5 million on sale of shares of CellStar Corporation held by us and a related tax expense of $14.2 million;
               o a $12.2 million increase in stockholders' equity, net of tax, as a result of an unrealized gain on marketable securities which is not reflected in net income;

               o a $773,000 increase in stockholders' equity, net of tax, as a result of an unrealized gain on equity collar which is not reflected in net income; and
               o a $33.6 million increase in stockholders' equity as a result of the exchange of $21.5 million of subordinated convertible debentures which is not reflected in net income.

     for 1998:
               o    a pre-tax charge of $6.6 million for inventory write-downs;
               o a $4.2 million increase in stockholders' equity, net of tax, as a result of an unrealized gain on marketable securities; and
               o a $929,000 increase in stockholders' equity, net of tax, as a result of a gain on a hedge of available-for-sale securities.


                                                                                                          Nine Months Ended
                                                  Fiscal Year Ended November 30,                              August 31,
                                -----------------------------------------------------------------      -----------------------
                                  1994          1995           1996          1997          1998           1998          1999
                                --------     ---------      ---------      --------     ---------      ---------      --------
                                                                                                             (unaudited)
                                                        ($ in thousands, except per share data)
Consolidated Statement
of Operations Data:
Net sales .................     $486,448     $ 500,740      $ 597,915      $639,082     $ 616,695      $ 407,886      $749,068
Gross profit ..............       84,911        70,742         96,388       106,762        88,541         61,181        90,220
Operating income (loss) ...       10,486        (9,734)        13,075        19,695         4,871         (1,494)       21,937
Other income (expense) ....       36,048        (4,952)       (33,710)       23,747        (1,070)          (788)        4,245
Income (loss) before
  provision for (recovery
  of) income taxes ........       46,534       (14,686)       (20,635)       43,442         3,801         (2,282)       26,182
Provision for (recovery
  of) income taxes ........       20,328        (2,803)         5,834        22,420           829         (1,808)       10,317
Net income (loss) .........     $ 26,028     $ (11,883)     $ (26,469)     $ 21,022     $   2,972      $    (474)     $ 15,865
                                ========     =========      =========      ========     =========      =========      ========
Net income (loss) per
  common share, basic .....     $   2.88     $   (1.31)     $   (2.82)     $   1.11     $    0.16      $   (0.02)     $   0.83
                                ========     =========      =========      ========     =========      =========      ========
Net income (loss) per
  common share, diluted ...     $   2.22     $   (1.31)     $   (2.82)     $   1.09     $    0.16      $   (0.02)     $   0.82
                                ========     =========      =========      ========     =========      =========      ========
Consolidated Balance
Sheet Data:
Total assets ..............     $239,098     $ 308,428      $ 265,545      $289,827     $ 279,679      $ 268,450      $326,893
                                ========     =========      =========      ========     =========      =========      ========
Long-term obligations,
  less current installments      110,698       142,802         70,413        38,996        33,724         29,804        30,496
                                ========     =========      =========      ========     =========      =========      ========
Stockholders' equity ......     $ 92,034     $ 114,595      $ 131,499      $187,892     $ 177,720      $ 177,846      $192,533
                                ========     =========      =========      ========     =========      =========      ========

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

Overview

     We market our products under the Audiovox brand as well as private labels to a large and diverse distribution network both domestically and internationally. We operate through two marketing groups: Wireless and Electronics. The Wireless Group consists of Audiovox Communications Corp. (ACC), a majority owned subsidiary of Audiovox, and Quintex, which is a wholly owned subsidiary of ACC. ACC markets wireless handsets and accessories primarily on a wholesale basis to wireless carriers in the United States and, to a lesser extent, carriers overseas.

     Quintex is a small operation for the sale of handsets, accessories and wireless telephone service. For the nine months ended August 31, 1999, sales through Quintex were $39.4 million or 6.7% of the Wireless Group sales. Quintex receives activation commissions and residual fees from retail sales. We also receive a monthly residual payment which is based upon a percentage of the customer's usage.

     The Electronics Group consists of Audiovox Electronics (AE) and Audiovox Communications (Malaysia) Sdn. Bhd., Audiovox Holdings (M) Sdn. Bhd. and Audiovox Venezuela, C.A., which are wholly-owned subsidiaries. The Electronics Group markets automotive sound and security systems, electronic car accessories, home and portable sound products, FRS radios and in-vehicle video systems. Sales are made through an extensive distribution network of mass merchandisers, power retailers, etc. In addition, we sell some of our products to automobile manufacturers on an OEM basis.

     We allocate interest and certain shared expenses to the marketing groups based upon estimated usage. General expenses and other income items that are not readily allocable are not included in the results of our two marketing groups.

     From fiscal 1996 through the nine months ended August 31, 1999, several major events and trends have affected our results and financial condition.

     Our Wireless Group increased its handset sales from 2.1 million units in fiscal 1996 to 3.3 million units in fiscal 1998 to 3.9 million units for the nine months ended August 31, 1999. This increase in sales was primarily due to:

     o the introduction of digital technology, which has allowed carriers to significantly increase subscriber capacity
     o    increased number of carriers competing in each market
     o    reduced cost of service and expanded feature options

During this period, our unit gross profit margin declined due to continued strong competition and increased sales of digital handsets, which have a lower gross profit margin percentage than analog handsets. Despite the margin decline, our gross margin dollars increased significantly due to large increases in net sales.

     Sales by our Electronics Group were $188.4 million in 1996 and $193.9 million in 1997, but declined in 1998 to $175.1 million, primarily due to a financial crisis in Asia, particularly Malaysia. Sales for the nine months ended August 31, 1999 have increased 24% over the nine month period ended August 31, 1998 to $157.7 million. During this period our sales were impacted by the following items:

     o the growth of our consumer electronic products business from $2.9 million in fiscal 1996 to $21.5 million for the nine months ended August 31, 1999
     o the introduction of mobile video entertainment systems and other new technologies
     o    the Asian financial crisis in 1998

Gross margins in our electronics business increased from 18.9% in 1996 to 20.4% for the nine months ended August 31, 1999 due, in part, to higher margins in mobile video products and other new technologies and products.

     Our total operating expenses have not increased materially since 1996, despite our increase in sales. Total operating expenses were $83.3 million in 1996 and $83.7 million in 1998. We have invested in management systems and improved our operating facilities to increase our efficiency.

     During the period 1996 to 1998, our balance sheet was strengthened by the conversion of $63 million of our $65 million 6 1/4% subordinated convertible debentures due 2001 into approximately 9.7 million shares of Class A common stock and the net gain of $23.2 million from the sale of CellStar stock held by us.

     All financial information, except share data, is presented in thousands.

Results of Operations

     The following table sets forth the percentage of revenue represented by selected items in our consolidated statements of operations for the periods indicated:

                                                Fiscal Year Ended November 30,
                                               -------------------------------
                                               1996           1997        1998
                                               ----           ----        ----
Net sales:
     Product sales
         Wireless...........................   59.9%          62.1%       64.6%
         Sound..............................   16.4           14.4        12.7
         Security and accessories...........   14.6           15.2        13.8
         Consumer goods and all other.......    2.8            2.7         3.8
                                              -----          ------      -----
                                               93.7           94.4        95.6
Activation commissions......................    5.5            4.9         3.7
Residual fees...............................    0.8            0.7         0.7
             Total net sales................  100.0          100.0       100.0
Cost of sales...............................  (83.9)         (83.3)      (85.6)
                                              ------         ------      ------
Gross profit................................   16.1           16.7        14.4

Operations Expenses:
Warehousing and assembly....................   (1.8)          (1.9)       (2.0)
Selling.....................................   (6.7)          (6.0)       (5.7)
General and administrative .................   (5.4)          (5.8)       (5.9)
                                               -----          -----       -----
             Total operating expenses.......  (13.9)         (13.7)      (13.6)
                                              ------         ------      ------
Operating income............................    2.2            3.0         0.8
Interest expense............................   (1.4)          (0.4)       (0.8)
Income of equity investments................    0.1            0.2         0.2
Gain on sale of equity investment...........    0.2            5.9          -
Debt conversion expense.....................   (4.4)          (2.0)         -
Other income (expense)......................   (0.1)            -          0.4
Income tax expense..........................   (1.0)          (3.5)       (0.1)
                                               -----          -----       -----
Net income (loss)...........................   (4.4)%          3.3%        0.5%
                                               =====          =====       ====

Consolidated Results

Nine months ended August 31, 1998 compared to nine months ended August 31, 1999

     The net sales and percentage of net sales by product line and marketing group for the nine months ended August 31, 1998 and August 31, 1999 are reflected in the following table:

                                            Nine Months Ended August 31,
                                   --------------------------------------------
                                           1998                    1999
                                   --------------------    --------------------
                                                   ($ in thousands)
Net sales:
   Wireless
      Wireless ...............     $251,142        61.6%   $559,331        74.7%
      Activation .............       17,669         4.3      18,634         2.5
      Residual ...............        2,856         0.7       3,260         0.4
      Other ..................        8,965         2.2      10,108         1.4
                                   --------       -----    --------       -----
         Total ...............      280,632        68.8     591,333        79.0
                                   --------       -----    --------       -----
   Electronics
      Sound ..................       56,932        14.0      55,052         7.3
      Security and accessories       64,094        15.7      81,194        10.8
      Consumer ...............        6,228         1.5      21,489         2.9
                                   --------       -----    --------       -----
         Total Electronics ...      127,254        31.2     157,735        21.0
                                   --------       -----    --------       -----
         Total ...............     $407,886       100.0%   $749,068       100.0%
                                   ========       =====    ========       =====

     Net sales were $749,068 for 1999, an increase of $341,182 or 83.6%, from 1998. The increase in net sales was in both the Wireless and Electronics Groups. Sales from our international operations decreased from last year by approximately 6.0%. Sales in Malaysia increased $4,243, or 66.7%, while sales in Venezuela were down $5,339, or 44.4%. Gross margins were 12.0% in 1999 compared to 15.0% in 1998. Gross margins in 1998 reflect a $6.6 million charge to adjust the carrying value of certain inventories during the second quarter of 1998. Operating expenses increased to $68,283 from $62,675, an 8.9% increase. However, as a percentage of sales, operating expenses decreased to 9.1% in 1999 from 15.4% in 1998. Operating income for 1999 was $21,937 compared to last year's operating loss of $1,494.

Wireless Group Results

Nine months ended August 31, 1998 compared to nine months ended August 31, 1999

     The following table sets forth for the periods indicated certain income statement data and percentage of net sales by product line for the Wireless
Group:

                                         Nine Months Ended August 31,
                              ----------------------     ----------------------
                                       1998                        1999
                              ----------------------     ----------------------
                                                ($ in thousands)
Net sales:
   Wireless product .....     $251,142         89.5%     $559,331         94.5%
   Activation commissions       17,669          6.3        18,634          3.2
   Residual fees ........        2,856          1.0         3,260          0.6
   Other ................        8,965          3.2        10,108          1.7
                              --------        -----      --------        -----
      Total net sales ...      280,632        100.0       591,333        100.0
                              --------        -----      --------        -----
Gross profit ............       33,941         12.1        57,911          9.8

Total operating expenses        36,197         12.9        35,985          6.1
                              --------        -----      --------        -----
Operating income (loss) .       (2,256)        (0.8)       21,926          3.7

Other expense ...........       (4,549)        (1.6)       (4,488)        (0.8)
                              --------        -----      --------        -----
   Pre-tax income (loss)      $ (6,805)        (2.4)     $ 17,438          2.9%
                              ========        =====      ========        =====

     Through the third quarter of 1999, sales increased $310,701, or 110.7%, to $591,333. Unit sales of wireless handsets increased approximately 77.8% (or 1,683,000 units) through the third quarter of 1999. This increase is attributable to sales of portable digital products. The addition of four new suppliers has also provided a variety of new digital, wireless products that have contributed to the sales increase. As a result of increased digital sales, average unit selling prices increased approximately 29.2% to $139 from $107. Gross profit margins decreased to 9.8% from 12.1% during the nine months ended August 31, 1999 compared to the same period last year. Gross profit margins were affected by higher air freight costs in response to increased customer demand, a shift in the activation mix toward indirect channels and an increase in the number of orders committed in advance which lowers margins and minimizes inventory risk. The number of new wireless subscriptions processed by Quintex increased 15.1%, with an accompanying increase in revenue from activation commissions of approximately $965, or 5.5%, even though the average commission received by Quintex per activation decreased approximately 8.4% from last year. The Wireless Group operates in a very competitive market and may experience lower gross profit and inventory adjustments due to market competition and other factors as discussed in our Risk Factors. Operating expenses decreased to $35,985 from $36,197. As a percentage of net sales operating expenses decreased to 6.1% during 1999 compared to 12.9% in 1998. Selling expenses decreased $1,041 from last year, primarily in salaries and benefits, advertising and divisional marketing partially offset by an increase in commissions. General and administrative expenses increased during 1999 by $734 from 1998, primarily in bad debt, partially offset by decreases in salaries. Warehousing and assembly expenses increased by $95 during 1999 from last year, primarily in direct labor. Operating income for 1999 was $21,926 compared to last year's operating loss of $2,256.

Electronics Group Results

Nine months ended August 31, 1998 compared to nine months ended August 31, 1999

     The following table sets forth for the periods indicated certain income statement data and percentage of net sales by product line for the Electronics
Group:

                                           Nine Months Ended August 31,
                                  --------------------------------------------
                                         1998                      1999
                                  ------------------      --------------------
                                               ($ in thousands)
Net sales:
     Sound ..................     $56,932      44.7%      $ 55,052       34.9%
     Security and accessories      64,094      50.4         81,194       51.5
     Consumer electronics ...       6,228       4.9         21,489       13.6
                                  -------     -----        -------      -----
        Total net sales .....     127,254     100.0        157,735      100.0
                                  -------     -----        -------      -----
Gross profit ................      27,370      21.5         32,170       20.4
Total operating expenses ....      20,393      16.0         23,216       14.7
                                  -------     -----        -------      -----
Operating income ............       6,977       5.5          8,954        5.7
Other expense ...............      (2,529)     (2.0)        (1,243)      (0.8)
                                  -------     -----        -------      -----
     Pre-tax income .........     $ 4,448       3.5%      $  7,711        4.9%
                                  =======     =====        =======      =====

     Net sales increased approximately $30,481 in the nine months ended August 31, 1999 compared to the nine months ended August 31, 1998, an increase of 24.0%. Automotive security and accessories sales increased 26.7% compared to last year, primarily due to an increase in mobile video sales of approximately $28,600. This increase was partially offset by decreases in Prestige security sales. Consumer electronics sales also more than tripled from last year to $21,489. These increases were partially offset by a decrease of 3.3% in autosound sales. Net sales in our Malaysian subsidiary increased 66.7% from last year, but were offset by a 44.4% decline in sales in our Venezuelan subsidiary. Gross margins decreased to 20.4% in 1999 from 21.5% in 1998, primarily in our international operations. The Electronics Group operates in a very competitive market and may experience lower gross profit and inventory adjustments due to market competition and other factors as discussed in our Risk Factors. Operating expenses increased $2,823 over last year. Selling expenses increased from last year by $1,483, primarily in commissions and divisional marketing, partially offset by a decrease in advertising. General and administrative expenses increased from 1998 by $209, primarily in salaries, office expenses and professional fees. Warehousing and assembly expenses increased from 1998 by $1,131, primarily in field warehousing and direct labor. Operating income for 1999 was $8,954 compared to $6,977 last year.

Other Income and Expense

     Interest expense and bank charges decreased by $493 and $518 for the three and nine months ended August 31, 1999, respectively, compared to the same periods last year. The decrease in interest expense and bank charges is due to lower average borrowings. Equity in income of equity investments increased $9 and $415 for the three and nine months ended August 31, 1999, respectively, compared to the same periods last year. The increase in equity in income of equity investments is primarily due to Audiovox Specialty Applications, LLC. Audiovox is in the process of liquidating its 50% investment in Audiovox Pacific Pty. Ltd., which should be completed by the end of this fiscal year. Audiovox does not anticipate any material charges to operations as a result of this liquidation. During the second quarter of 1999, Audiovox's subsidiary, ACC, sold a 5% interest to Toshiba Corporation for $5,000. This transaction resulted in a $3,800 increase in the carrying value of the remaining 95% interest in ACC for Audiovox, which is reflected as a gain ($2,204 net of tax) on the accompanying consolidated statements of income (loss).

Provision for Income Taxes

     Provision for income taxes and income tax recovery are provided for at a blended federal and state rate of 40% for profits or losses from normal, United States business operations. During fiscal 1998, we implemented various tax strategies that resulted in lowering the effective tax rate.

Fiscal 1997 Compared to Fiscal 1998

Consolidated Results

     Net sales were $616,695 for 1998, a decrease of $22,387, or 3.5%, over 1997. The decrease in net sales was accompanied by a corresponding decrease in gross profit margins to 14.4% from 16.7% in 1997. Operating expenses decreased to $83,670 from $87,067, a 3.9% decrease. Operating income for 1998 was $4,871, a decrease of $14,824, or 75.3%, compared to 1997. During 1997, we sold 1,835,000 shares of our holdings of CellStar for a net gain of $23,232. Also during 1997, we exchanged $21,479 of our subordinated convertible debentures for 2,860,925 shares of Class A common stock. Costs associated with this exchange were $12,844, including income taxes.

     The net sales and percentage of net sales by product line and marketing group for the fiscal years ended November 30, 1998, 1997 and 1996 are reflected in the following table. We have reclassified some of the data for periods prior to fiscal 1997 to conform to fiscal 1998 presentation.


                                                          Fiscal Year Ended November 30,
                                      ---------------------------------------------------------------------
                                               1996                    1997                 1998
                                      ---------------------   ---------------------   ---------------------
                                                                ($ in thousands)
Net sales:
     Wireless
         Wireless products ......     $357,964        59.9%   $396,510        62.1%   $402,606        65.3%
         Activation commissions .       33,102         5.5      31,061         4.9      22,785         3.7
         Residual fees ..........        4,828         0.8       4,688         0.7       4,452         0.7
         Other ..................       12,785         2.1      12,141         1.9      11,747         1.9
                                      --------       -----    --------       -----    --------       -----
             Total Wireless .....      408,679        68.4     444,400        69.5     441,590        71.6
                                      --------       -----    --------       -----    --------       -----
     Electronics
         Sound ..................       98,303        16.4      91,763        14.4      78,338        12.7
         Security and accessories       87,234        14.6      97,446        15.2      84,973        13.8
         Consumer goods .........        2,879         0.5       4,701         0.7      11,794         1.9
                                      --------       -----    --------       -----    --------       -----
             Total Electronics ..      188,416        31.5     193,910        30.3     175,105        28.4
          Other .................          820         0.1         772         0.1          --          --
                                      --------       -----    --------       -----    --------       -----
             Total ..............     $597,915       100.0%   $639,082       100.0%   $616,695       100.0%
                                      ========       =====    ========       =====    ========       =====

Wireless Group Results

     Net sales were $441,590, a decrease of $2,810, or 0.6%, from the same period in 1997. Unit sales of wireless handsets increased 354,000 units, or 12.0%, over 1997. Average unit selling prices decreased approximately 6.9%. The number of new wireless subscriptions processed by Quintex decreased 22.8%, with a corresponding decrease in activation commissions of approximately $8,276. Part of the decrease was due to the closing of some retail locations. The average commission received by Quintex per activation also decreased by approximately 4.9% from 1997. Unit gross profit margins decreased to 7.3% from 11.1% in 1997, primarily due to reduced selling prices, which were partially offset by a corresponding decrease of 3.0% in average unit cost. In addition, we recorded a $6.6 million charge to adjust the carrying value of certain wireless inventories, partially offset by a $1.0 million credit from a supplier. This charge was the result of a software problem in a line of analog handsets, as well as a continuing decrease in the selling prices of analog handsets due to pressure from the growing digital presence in the market. While the analog market is still sizable, the Wireless Group may experience lower gross profits in the future due to the price sensitivity of this market place. Operating expenses decreased to $48,257 from $49,582. As a percentage of net sales, operating expenses decreased to 10.9% during 1998 compared to 11.2% in 1997. Selling expenses decreased $1,763 from 1997, primarily in commissions, salesmen salaries, payroll taxes and benefits, partially offset by increases in market development funds and co-operative advertising. General and administrative expenses increased over 1997 by $632, primarily in occupancy costs and temporary personnel. Warehousing and assembly expenses decreased over 1997 by $194, primarily in tooling and direct labor. Pre-tax loss for 1998 was $1,786, a decrease of $13,368 compared to 1997.

     The net sales and percentage of net sales of the Wireless Group are reflected in the following table:

                                          Fiscal Year Ended November 30,
                                -----------------------------------------------
                                         1997                       1998
                                ---------------------       -------------------
                                                  ($ in thousands)
Net sales:
     Wireless products ....     $ 396,570       89.2%       $ 402,606     91.1%
     Activation commissions        31,061        7.0           22,785      5.1
     Residual fees ........         4,688        1.1            4,452      1.0
     Other ................        12,141        2.7           11,747      2.7
                                ---------      -----        ---------    -----
         Total net sales ..       444,400      100.0          441,590    100.0
Gross profit ..............        66,117       14.9           52,270     11.8
Total operating expenses ..        49,582       11.2           48,257     10.9
                                ---------      -----        ---------    -----
Operating income ..........        16,535        3.7            4,013      0.9
Other expense .............        (4,953)      (1.1)          (5,799)    (1.3)
                                ---------      -----        ---------    -----
     Pre-tax income (loss)      $  11,582        2.6%       $  (1,786)    (0.4)%
                                =========      =====        =========    =====

Electronics Group Results

     Net sales decreased approximately $18,805 from 1997, a decrease of 9.7%. This decrease was primarily from a $21.3 million decrease in net sales in our foreign subsidiaries, primarily Malaysia, composed chiefly of security and accessory products. Domestic operation sales of autosound, security, accessories and consumer goods products increased approximately $4.7 million, or 3.7%, from 1997. The main components of this increase were our mobile video and consumer products categories. The domestic operations sales grew by $7.3 million, or 5.9%, before the Heavy Duty Sound division was transferred to one of our equity investments during 1997.

     Operating expenses decreased 3.1% from 1997 to $27,126, primarily in our international operations. This was partially offset by an increase in domestic operating expenses. Selling expenses decreased during 1998, primarily in commissions and salaries in our foreign companies and market development funds and co-operative advertising in our domestic operations. This was partially offset by increases in domestic commissions and trade show expenses. General and administrative expenses decreased from 1997, mostly in foreign office expenses, bad debt expense and executive salaries, both domestic and foreign. These decreases were partially offset by increases in office salaries, domestically, and professional fees, both domestic and foreign. Warehousing and assembly expenses increased from 1997, primarily in field warehousing and direct labor. Pre-tax income decreased $2,065 from in 1997, primarily due to a decrease of $2.6 million from foreign operations, partially offset by an increase in pre-tax income from domestic operations.

     The net sales and percentage of net sales of the Electronics Group are reflected in the following table:

                                          Fiscal Year Ended November 30,
                                  ----------------------------------------------
                                         1997                       1998
                                  ---------------------    ---------------------
                                                  ($ in thousands)
Net sales:
     Sound ..................     $  91,763       47.3%    $ 78,338       44.8%
     Security and accessories        97,446       50.3       84,973       48.5
     Consumer goods .........         4,701        2.4       11,794        6.7
                                  ---------      -----     --------      -----
         Total net sales ....       193,910      100.0      175,105      100.0
Gross profit ................        40,326       20.8       36,433       20.8
Total operating expenses ....        27,989       14.4       27,126       15.5
                                  ---------      -----     --------      -----
Operating income ............        12,337        6.4        9,307        5.3
Other expense ...............        (4,335)      (2.2)      (3,370)      (1.9)
                                  ---------      -----     --------      -----
         Pre-tax income .....     $   8,002        4.1%    $  5,937        3.4%
                                  =========      =====     ========      =====

Other Income and Expense

     Interest expense and bank charges increased $2,227 during 1998 from 1997. This increase was primarily due to an increase in average outstanding interest bearing debt. Another major factor was the increase in interest rates experienced by our subsidiary in Venezuela. The increase in the rates, coupled with the additional outstanding debt as a result of the growth of that operation, resulted in an increase in Venezuelan interest expense of $975.

     Management fees and equity in income from joint venture investments decreased by approximately $361 for 1998 compared to 1997 as detailed in the following table:


                               Fiscal Year Ended November 30,
               -------------------------------------------------------------------------
                              1997                                  1998
               ----------------------------------     ----------------------------------
                             Equity                                Equity
               Management    Income                   Management   Income
                  Fees       (Loss)        Total        Fees       (Loss)         Total
               ----------    ------        ------     ----------   ------        ------
Bliss-tel..       --             --            --         --       $  (13)       $  (13)
ASA .......       --         $1,857        $1,857         --        1,860        $1,860
TALK ......       --             --            --         --         (509)         (509)
G.L.M .....     $ 12             --            12        $ 7           --             7
Pacific ...       --           (685)         (685)        --         (337)         (337)
Posse .....       97            187           284         29           70            99
                ----         ------        ------        ---       ------        ------
                $109         $1,359        $1,468        $36       $1,071        $1,107
                ====         ======        ======        ===       ======        ======

     During 1998, we purchased 400,000 Japanese Yen (approximately $3,132) of Shintom Convertible Debentures (Shintom Debentures). We exercised our option to convert the Shintom Debentures into shares of Shintom common stock.

     During 1998, we also purchased an additional 400,000 Japanese Yen (approximately $2,732) of Shintom Debentures. We exercised our option to convert the Shintom Debentures into shares of Shintom common stock. We sold the Shintom common stock yielding net proceeds of $3,159 and a gain of $427.

     In addition, we purchased 1,000,000 Japanese Yen (approximately $6,854) of Shintom Debentures. We exercised our option to convert 337,212 Japanese Yen of Shintom Debentures into shares of Shintom common stock. We sold the Shintom common stock yielding net proceeds of $2,671 and a gain of $360.

     During January 1997, we completed an exchange of $21,479 of our subordinated debentures for 2,860,925 shares of Class A common stock. As a result of this exchange, we recorded a charge of $12,686. The charge to earnings represents (1) the difference in the fair market value of the shares issued in the exchange and the fair market value of the shares that would have been issued under the terms of the original conversion feature plus (2) a write-off of the debt issuance costs associated with the subordinated debentures plus (3) expenses associated with the exchange offer. The exchange resulted in taxable income due to the difference in the face value of the bonds converted and the fair market value of the shares issued and, as such, a current tax expense of $158 was recorded. An increase in paid in capital was reflected for the face value of the bonds converted, plus the difference in the fair market value of the shares issued in the exchange and the fair market value of the shares that would have been issued under the terms of the original conversion feature for a total of $33,592.

     During 1997, we sold a total of 1,835,000 shares of CellStar for net proceeds of $45,937 and a net gain of $23,232.

Provision for Income Taxes

     Income taxes are provided for at a blended federal and state rate of 40% for profits from normal business operations. During 1998, we recorded $350 of tax benefit as a result of certain tax examinations. In addition, we implemented various tax strategies, which have resulted in lowering the effective tax rate. During 1997, we had several non-operating events which had tax provisions calculated at specific rates, determined by the nature of the transaction.

Fiscal 1996 Compared to Fiscal 1997

Consolidated Results

     Net sales were $639,082 for 1997, an increase of $41,167, or 6.9%, from 1996. The increase in net sales was accompanied by a corresponding increase in gross profit margins to 16.7% from 16.1% in 1996. Operating expenses increased to $87,067 from $83,313, a 4.5% increase. Operating income for 1997 was $19,695, an increase of $6,620, or 50.6%, compared to 1996. During 1997, we sold 1,835,000 shares of CellStar for a net gain of $23,232. Also during 1997, we exchanged $21,479 of our subordinated debentures for 2,860,925 shares of Class A common stock. Costs associated with this exchange were $12,844, including income taxes.

     The net sales and percentage of net sales by product line and marketing group for the fiscal years ended November 30, 1997 and 1996 are reflected in the following table. We have reclassified some of the data for periods prior to fiscal 1996 in order to conform to fiscal 1997 presentation.

                                         Fiscal Year Ended November 30,
                                 ----------------------------------------------
                                         1996                      1997
                                 --------------------      --------------------
                                                ($ in thousands)
Net sales:
   Wireless
   Wireless products .........   $357,964       59.9%      $396,510       62.1%
   Activation commissions ....     33,102        5.5         31,061        4.9
   Residual fees .............      4,828        0.8          4,688        0.7
   Other .....................     12,785        2.1         12,141        1.9
                                 --------      -----       --------      -----
      Total Wireless .........    408,679       68.4        444,400       69.5
                                 --------      -----       --------      -----
   Electronics
      Sound ..................     98,303       16.4         91,763       14.4
      Security and accessories     87,234       14.6         97,446       15.2
      Other ..................      2,879        0.5          4,701        0.7
                                 --------      -----       --------      -----
         Total Electronics ...    188,416       31.5        193,910       30.3
   Other .....................        820        0.1            772        0.1
                                 --------      -----       --------      -----
         Total ...............   $597,915      100.0%      $639,082      100.0%
                                 ========      =====       ========      =====

Wireless Group Results

     Net sales were $444,400, an increase of $35,721, or 8.7%, from 1996. Unit sales of wireless handsets increased 892,000 units, or 43.2%, over 1996. Average unit selling prices decreased approximately 21.2% but were offset by a corresponding decrease of 22.9% in average unit cost. The number of new wireless subscriptions processed by Quintex decreased 9.1%, with a corresponding decrease in activation commissions of approximately $2,041. The average commission received by Quintex per activation, however, increased approximately 3.2% from 1996. Unit gross profit margins increased to 11.1% in 1997 from 9.0% in 1996, primarily due to increased unit sales and reduced unit costs. Operating expenses decreased to $49,582 in 1997 from $50,710 in 1996. As a percentage of net sales, operating expenses decreased to 11.2% during 1997 compared to 12.4% in 1996. Selling expenses decreased $3,203 from 1996, primarily in advertising and divisional marketing, partially offset by increases in commissions and salesmen salaries. General and administrative expenses increased over 1996 by $572, primarily in office salaries and temporary personnel. Warehousing and assembly expenses increased over 1996 by $1,503, primarily in tooling and direct labor. Pre-tax income for 1997 was $11,582, an increase of $8,476 compared to 1996.

     The following table sets forth for the periods indicated certain statements of income data for the Wireless Group expressed in dollars, in thousands, as a percentage of net sales:

                                       Fiscal Year Ended November 30,
                           ----------------------------------------------------
                                   1996                           1997
                           --------------------        ------------------------
                                            ($ in thousands)
Net sales:
Wireless products ......   $ 357,964      87.6%        $ 396,510          89.2%
Activation commissions .      33,102       8.1            31,061           7.0
Residual fees ..........       4,828       1.2             4,688           1.1
Other ..................      12,785       3.1            12,141           2.7
                           ---------     -----         ---------         -----
         Total net sales     408,679     100.0           444,400         100.0
Gross profit ...........      60,245      14.7            66,117          14.9
Total operating expenses      50,710      12.4            49,582          11.2
                           ---------     -----         ---------         -----
Operating income .......       9,535       2.3            16,535           3.7
Other expense ..........      (6,429)     (1.6)           (4,953)         (1.1)
------------------------   ---------     -----         ---------         -----
         Pre-tax income    $   3,106       0.8%        $  11,582           2.6%
                           =========     =====         =========         =====

Electronics Group Results

     Net sales increased approximately $5,494 in 1997 compared to 1996, an increase of 2.9%. Increases were experienced in security and accessories and were partially offset by a decrease in sound products. A majority of the increase was from the Group's international operations, both from an increase in existing business and the formation of a new subsidiary in Venezuela. Autosound sales decreased 6.7% in 1997 compared to 1996, due to the transfer of the Heavy Duty Sound division to a new unconsolidated joint venture. Excluding sound sales from the Heavy Duty Sound division for fiscal 1997 and 1996, autosound sales decreased 0.6% in 1997. Automotive security and accessories increased 11.7% in 1997 compared to 1996, primarily due to increased sales in Prestige Security, Protector Hardgoods and alarms and video, partially offset by decreases in net sales of AA security and cruise controls. Gross margins increased to 20.8% in 1997 from 18.9% in 1996. This increase was experienced in the AV and Private Label sound lines and cruise control, Protector Hardgoods and AA security accessory lines, partially offset by decreases in Prestige Security. Operating expenses increased to $27,989 from $25,559. Selling expenses increased over 1996 by $1,151, primarily in our international operations, in commissions and advertising. General and administrative expenses increased over 1996 by $1,512, primarily from our international operations, resulting from increases in occupancy, office expenses and bad debt expense. Warehousing and assembly expenses decreased from 1996 by $233, primarily from the transfer of Heavy Duty Sound business to the new joint venture. Pre-tax income for 1997 was $8,002, an increase of $2,303 compared to 1996. Without the transfer of the Heavy Duty Sound business, pre-tax income increased $2,796 compared to 1996.

     The following table sets forth for the periods indicated certain statements of income data for the Electronics Group expressed as a percentage of net sales:

                                          Fiscal Year Ended November 30,
                                  ---------------------------------------------
                                          1996                      1997
                                  --------------------      --------------------
                                                 ($ in thousands)
Net sales:
     Sound ..................     $ 98,303       52.2%      $ 91,763       47.3%
     Security and accessories       87,234       46.3         97,446       50.3
     Other ..................        2,879        1.5          4,701        2.4
                                  --------      -----       --------      -----
         Total net sales ....      188,416      100.0        193,910      100.0
Gross profit ................       35,622       18.9         40,326       20.8
Total operating expenses ....       25,559       13.6         27,989       14.4
                                  --------      -----       --------      -----
Operating income ............       10,063        5.3         12,337        6.4
Other expense ...............       (4,364)      (2.3)        (4,335)      (2.2)
                                  --------      -----       --------      -----
         Pre-tax income .....     $  5,699        3.0%      $  8,002        4.1%
                                  ========      =====       ========      =====

Other Income and Expense

     Interest expense and bank charges decreased by $5,938 for 1997 compared to 1996. This was due to reduced interest bearing debt and the decrease in interest bearing subordinated debentures, which were exchanged for shares of common stock.

     Management fees and equity in income from joint venture investments increased by approximately $651 for 1997 compared to 1996 as detailed in the following table:


                                      Fiscal Year Ended November 30,
                  ---------------------------------------------------------------------
                                 1996                                1997
                  --------------------------------     --------------------------------
                                 Equity                              Equity
                  Management     Income                Management    Income
                     Fees        (Loss)      Total       Fees        (Loss)      Total
                  ----------     ------      -----     ----------    ------      ------
ASA ..............    --            --          --         --        $1,857      $1,857
ASMC .............    --         $ 948       $ 948         --            --          --
G.L.M ............  $100            --         100       $ 12            --          12
Pacific ..........    22          (334)       (312)        --          (685)       (685)
Quintex West .....    18            --          18         --            --          --
Posse ............    46            17          63         97           187         284
                    ----         -----       -----       ----        ------      -------
                    $186         $ 631       $ 817       $109        $1,359      $1,468
                    ====         =====       =====       ====        ======      ======

     Audiovox Pacific experienced an overall decline in gross margins, as the wireless market in Australia experienced the same competitive factors as those in the United States during these periods.

     During January 1997, we completed an exchange of $21,479 of our subordinated debentures for 2,860,925 shares of Class A common stock. As a result of the exchange, a charge of $12,686 was recorded. The charge to earnings represents (i) the difference in the fair market value of the shares issued in the exchange and the fair market value of the shares that would have been issued under the terms of the original conversion feature, plus (ii) a write-off of the debt issuance costs associated with the subordinated debentures, plus (iii) expenses associated with the exchange offer. The exchange resulted in taxable income due to the difference in the face value of the bonds converted and the fair market value of the shares issued and, as such, a current tax expense of $158 was recorded. An increase in paid in capital was reflected for the face value of the bonds converted, plus the difference in the fair market value of the shares issued in the exchange and the fair market value of the shares that would have been issued under the terms of the original conversion feature for a total of $33,592.

     During 1997, we sold a total of 1,835,000 shares of CellStar for net proceeds of $45,937 and a net gain of $23,232.

Provision for Income Taxes

     Income taxes are provided for at a blended federal and state rate of 41% for profits from normal business operations. During 1997, we had several non-operating events which had tax provisions calculated at specific rates, determined by the nature of the transaction. The tax treatment for the debt conversion expense of $12,686, which lowered income before provision for income taxes, did not reduce taxable income as it is a non-deductible item. Instead of recording a tax recovery of $5,201, which would have lowered the provision for income taxes, we actually recorded a tax expense of $158. This and other various tax treatments resulted in an effective tax rate of 51.6% for 1997.

Liquidity and Capital Resources

     Our cash position at August 31, 1999 was $5,873, which decreased by $3,525 from $9,398 at November 30, 1998. Operating activities used $6,903, primarily from increases in accounts receivable and inventory, with associated improvements in inventory turnover, partially offset by an increase in accounts payable, primarily due to the increase in sales volume as well as the timing of such sales and inventory purchases. Accounts receivable days on hand decreased to 47 days from 51 days last year. Inventory days on hand decreased to 28 days from last year's 70 days. This improvement in accounts receivable and inventory turnover allowed us to minimize our reliance on outside financing. Investing activities provided $7,425, primarily from the sale of investment securities and proceeds from the issuance of subsidiary shares, partially offset by the purchase of property, plant and equipment and the purchase of convertible debentures. Financing activities used $4,033, primarily from repayments under our line of credit.

     On July 28, 1999, we amended and restated our credit agreement with a group of lenders led by Chase Manhattan Bank, as administrative agent. The amended and restated credit agreement increases our maximum borrowings available from $112,500 to $200,000. The amended and restated credit agreement contains covenants requiring, among other things, minimum quarterly and annual levels of pre-tax income and net worth. Under our amended and restated credit agreement:

     o we may not incur a pre-tax loss in excess of $1,000 for any fiscal quarter and may not incur a pre-tax loss for two consecutive fiscal quarters;
     o we must maintain a net worth base amount of $175,000, plus 50% of consolidated net income for each fiscal year ending on or after November 30, 1999; and
     o we must, at all times, maintain a debt to net worth ratio of not more than 1.75 to 1.

The amended and restated credit agreement also contains restrictions and limitations on our ability to pay dividends, repurchase stock and make capital expenditures.

     Our ability to borrow under this credit facility is conditioned on a formula which takes into account the amount and quality of our accounts receivable and inventory. Our obligations under the credit agreement are guaranteed by our subsidiaries and are secured by our accounts receivable. The amended and restated credit agreement expires on July 28, 2004.

     Our cash position at November 30, 1998 was approximately $47 below the November 30, 1997 level. Operating activities provided approximately $17,378, primarily from decreases in inventory and increases in accounts payable, accrued expenses and other current liabilities. These events were partially offset by an increase in accounts receivable and a decrease in income taxes payable. Investing activities used approximately $9,197, primarily from the purchases of investment securities and property, plant and equipment, partially offset by the net proceeds from the sale of investment securities. Financing activities used approximately $8,113, primarily from net repayments under line of credit agreements and repurchase of Class A common stock and warrants.

     We believe that we have sufficient liquidity to satisfy our anticipated working capital and capital expenditure needs for our existing business for the reasonably foreseeable future.

Impact of Inflation and Currency Fluctuation

     Inflation has not had a significant impact on our financial position or operating results. To the extent that we expand our operations into Latin America and the Pacific Rim, the effects of inflation and currency fluctuations in those areas could have growing significance to our financial condition and results of operations. Fluctuations in the foreign exchange rates in Pacific Rim countries have not had a material adverse effect on our consolidated financial position, results of operations or liquidity.

     While the prices that we pay for the products purchased from our suppliers are principally denominated in United States dollars, price negotiations depend in part on the relationship between the foreign currency of the foreign manufacturers and the United States dollar. This relationship is dependent upon, among other things, market, trade and political factors. See "Risk Factors--Fluctuation in foreign currencies could have a material adverse impact on our business."

Seasonality

     We typically experience some seasonality in our operations. We generally make a substantial amount of our sales during September, October and November. December is also a key month for us due to increased demand for our products during the holiday season. This increase results from increased promotional and advertising activities from our customers to end-users.

Year 2000 Compliance

     Many of our computerized systems could be affected by the year 2000 issue, which refers to the inability to properly process dates beyond December 31, 1999. We also have numerous computerized interfaces with third parties that are possibly vulnerable to failure if those third parties do not adequately address their year 2000 issues. System failures resulting from these issues could cause significant disruption to our operations and result in a material adverse effect on our business, results of operations, financial condition or liquidity.

     We believe that our "mission critical" computer systems are year 2000 compliant and we are continuing to assess the balance of our computer systems as well as other equipment and facilities systems. We are in the process of finalizing our remediation and contingency planning activities for all systems. However, we cannot assure you that our systems will operate properly after December 31, 1999.

     We have surveyed third parties with whom we have material relationships, including customers, vendors and manufacturers of our products, primarily through written correspondence. Our material third parties have informed us that they are year 2000 compliant. We cannot be certain as to the actual year 2000 readiness of these third parties or the impact that any non-compliance on their part may have on our business, results of operations, financial condition or liquidity. Our most reasonably likely worst case scenarios would occur if the wireless carriers' systems shut down for a prolonged period of time, thereby adversely affecting our sales of wireless handsets and/or if our electronics products do not function after December 31, 1999.

     We have incurred internal staff costs as well as consulting and other expenses in preparing for the year 2000. Since 1996, we have replaced or updated a significant portion of our computer systems, both hardware and software. Because these new systems that we installed are year 2000 compliant, we estimate that the total amount that we will spend will be less than $1 million, most of which we have already spent. This expectation assumes that our existing forecast of those costs is accurate and that our customers, suppliers and other third parties are year 2000 compliant.

Recent Accounting Pronouncements

     In June 1997, the Financial Accounting Standards Board (FASB) issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information", effective for fiscal years beginning after December 15, 1997. This Statement establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. This Statement requires reporting segment profit or loss, certain specific revenue and expense items and segment assets. It also requires reconciliation of total segment revenues, total segment profit or loss, total segment assets, and other amounts disclosed for segments to corresponding amounts reported in the consolidated financial statements. Restatement of comparative information for earlier periods presented is required in the initial year of application. Interim information is not required until the second year of application, at which time comparative information is required. We are in the process of determining the impact that the adoption of this new accounting standard will have on our consolidated financial statement disclosures. We will adopt this accounting standard in the November 30, 1999 financial statements, as required.

     The FASB issued Statement 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133." Statement 137 amends Statement 133, "Accounting for Derivative Instruments and Hedging Activities," which was issued in June 1998 and was to be effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Statement 137 defers the effective date of Statement 133 to all fiscal quarters of fiscal years beginning after June 15, 2000. Earlier application is permitted. Statement 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value. While we have not determined the impact of the new standard, it is not expected to be material.

Qualitative and Quantitative Disclosure About Market Risk

Market Risk Sensitive Instruments

     The market risk inherent in our market risk sensitive instruments and positions is the potential loss arising from adverse changes in marketable equity security prices, foreign currency exchange rates, and interest rates.

Marketable Securities

     Marketable securities on August 31, 1999, which are recorded at fair value of $11,287 and include net unrealized gains of $2,938, have exposure to price risk. This risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in prices quoted by stock exchanges and amounts to $1,058 as of August 31, 1999. Actual results may differ.

Interest Rate Risk

     Our bank loans expose earnings to changes in short-term interest rates since interest rates on the underlying obligations are either variable or fixed for such a short period of time as to effectively become variable. The fair values of our bank loans are not significantly affected by changes in market interest rates.

     The change in fair value of our long-term debt resulting from a hypothetical 10% decrease in interest rates as of August 31, 1999 is not material.

Foreign Exchange Risk

     In order to reduce the risk of foreign currency exchange rate fluctuations, we hedge transactions denominated in a currency other than the functional currencies applicable to each of our various entities. The instruments used for hedging are forward contracts with banks. The changes in market value of such contracts have a high correlation to price changes in the currency of the related hedged transactions. Intercompany transactions with our foreign subsidiaries and equity investors are typically not hedged. The potential loss in fair value for such net currency position resulting from a 10% adverse change in quoted foreign currency exchange rates, as of August 31, 1999, is approximately $201.

     In addition, we hold debt denominated in Japanese Yen and recognize foreign currency translation adjustments in net income to the extent the adjustment is greater than the adjustment from the translation of our investment in our TALK joint venture. The potential loss resulting from a hypothetical 10% adverse change in the quoted Japanese Yen rate, as of August 31, 1999, is approximately $257. Actual results may differ.

     We are subject to risk from changes in foreign exchange rates for our subsidiaries and equity investors that use a foreign currency as their functional currency and are translated into U.S. dollars. These changes result in cumulative translation adjustments which are included in stockholders' equity. On August 31, 1999, we had translation exposure to various foreign currencies with the most significant being the Malaysian Ringgit, Thailand Baht and Canadian Dollar. We also have a Venezuelan subsidiary in which translation adjustments are included in net income. The potential loss resulting from a hypothetical 10% adverse change in quoted foreign currency exchange rates, as of August 31, 1999, amounts to $276. Actual results may differ.

                                    BUSINESS

     We design and market a diverse line of products and provide related services throughout the world. These products and services include:

     o    handsets and accessories for wireless communications
     o    fulfillment services for wireless carriers
     o    automotive entertainment and security products
     o    automotive electronic accessories
     o    consumer electronics

     We generally market our products under the well-recognized Audiovox brand name, which we have used for over 34 years. We were a pioneer in the wireless industry, selling our first vehicle-installed wireless telephone in 1984 as a natural expansion of our automotive aftermarket products business. Our extensive distribution network and our long-standing industry relationships have allowed us to benefit from growing market opportunities in the wireless industry and to exploit emerging niches in the consumer electronics business. For the first six months of 1999, we were the fourth largest seller of wireless products and the second largest supplier of CDMA handsets in the United States. CDMA is currently the fastest growing technology in the wireless industry.

     We operate in two primary markets:

     o Wireless communications. Our Wireless Group, which accounts for approximately 80% of our revenues, markets wireless handsets and accessories through Bell Operating Companies, domestic and international wireless carriers and their agents, independent distributors and retailers.

     o Automotive and consumer electronics. Our Electronics Group, which accounts for approximately 20% of our revenues, sells autosound, mobile video, mobile electronics and consumer electronics primarily to mass merchants, power retailers, specialty retailers, new car dealers, original equipment manufacturers (OEMs), independent installers of automotive accessories and the U.S. military.

     Our business has grown significantly in the last nine months primarily because of increased sales of our digital handsets. Our net sales have increased as follows:

                                   Nine Months Ended August 31,
                                   -----------------------------        Percent
                                  1998                      1999        Change
                                  ----                      ----        -------
                                         ($ in millions)
Wireless .......................  $281                      $591          110%
Electronics ....................   127                       158           24
                                  ----                      ----          ---
      Total ....................  $408                      $749           84%

     To remain flexible and limit our research and fixed costs, we do not manufacture our products ourselves. Instead, we have relationships with a broad group of suppliers who manufacture our products. We work directly with our suppliers in the design, development and testing of all of our products and perform some assembly functions for our electronics products.

Our product development efforts focus on meeting changing consumer demand for technologically-advanced, high-quality products, and we consult with our customers throughout the design and development process. In our wireless business, we were among the first to introduce wireless handsets and mobile phones with one-touch dialing, analog caller ID and voice-activated dialing as standard features. In our electronics business, we were among the first to introduce mobile video entertainment products and MP-3 Internet music player/recorders. We stand behind all of our products by providing warranties and customer and end user service support.

Strategy

     Our objective is to leverage the well-recognized Audiovox brand name and extensive distribution network to capitalize on the growing worldwide demand for wireless products and continue to provide innovative products in response to consumer demand in the automotive and consumer electronics industries. The key elements of our strategy are:

Enhance and capitalize on the Audiovox brand name. We believe that the Audiovox brand name is one of our greatest strengths. During the past 34 years, we have invested heavily in the Audiovox name and established it as a well-known consumer brand for autosound and communications products. Our wireless phones and accessories generally bear the Audiovox name or are co-branded with the wireless carriers. Our brand name recognition has helped us to obtain rapid market acceptance for new products such as FRS two-way radios and mobile video entertainment systems, both of which we introduced recently. To further enhance the value received from our brand name, we began licensing the Audiovox brand in 1996 for consumer electronics products sold by selected mass merchants. We intend to continue promoting our brand name through advertising, public relations, market development activities and licensing arrangements.

Expand wireless technology offerings to increase market opportunities. We intend to continue to offer a breadth of wireless products in advanced wireless technologies. We have expanded our wireless product offerings to include digital handsets to capitalize on the transition from analog to digital technology. Digital technology has reduced the per minute and service fees, expanded feature options and resulted in increased growth in the wireless industry. Unit sales of digital handsets grew from less than 1% in 1997 to approximately 19% in 1998 and represented approximately 52% of unit handset sales for the nine months ended August 31, 1999. During fiscal 2000, we plan to introduce wireless handsets using advanced technologies, including Tri-Mode CDMA, expanded CDMA product offerings, TDMA/TDMA-PCS, GSM, as well as additional analog products. We expect our wide selection of technologies to enable us to satisfy different carrier demands, both domestic and international. We also are working closely with our suppliers to develop a variety of new handset features for 2000, including Internet access and other interactive technologies. We work closely with our suppliers to design our products specifically to meet the unique requirements of each carrier customer. Our goal is to provide a distinctive and competitive product for each carrier.

Capitalize on niche market opportunities in the consumer electronics industry. We intend to continue to use our extensive distribution and supply networks to capitalize on niche market opportunities in the consumer electronics industry. We regularly review recommendations by our suppliers and customers regarding development of new products. We believe that focusing on high-demand, high-growth niche products results in better profit margins and growth potential for our electronics business. Our long-standing relationships with mass merchants have allowed us to quickly become one of the top suppliers of FRS radios in the United States. Similarly, we expect our relationships with consumer electronics retailers will provide us with a distribution channel for our new MP-3 music player/recorder, which we began to sell in November 1999. Digital technologies are driving demand in consumer electronics, and we expect to continue to work with our suppliers to develop new digital products to meet that demand.

Expand our international presence. International sales represented approximately 8.5% of our total consolidated revenue in the nine months ended August 31, 1999. During fiscal 2000, we intend to seek to expand our international wireless business as we begin to introduce products compatible with international wireless technologies, such as GSM, TDMA and CDMA. We also intend to capitalize on our existing relationships in our Wireless Group with international wireless carriers in Europe and North and South America. In our Electronics Group, we intend to expand our OEM business with international automobile manufacturers. We plan to devote substantial resources for international expansion, and to capitalize on our relationships with U.S. companies who are also expanding internationally to benefit from growing global markets, particularly in the wireless business. We may enter into strategic alliances or acquire other companies that round out our distribution network in a particular geographic region. Our Electronics Group currently has operating subsidiaries in Malaysia and Venezuela. In 1998, our domestic and Venezuelan electronics facilities were QS-9000/ISO-9001 registered, and in January 1999, our wireless facility was ISO-9001 registered. These quality standard registrations are key selling points for us internationally as well as domestically.

Continue to outsource manufacturing to increase operating leverage. One of the key components of our business strategy is outsourcing the manufacturing of our products. As a "manufacturer without a factory," we are poised to deliver the latest technological advances without the fixed costs associated with manufacturing. For example, if there were a rapid change in customer demand, such as the recent shift from analog to digital, we could respond quickly without investing in new factory equipment and raw materials. In addition, outsourcing manufacturing reduces our risk of obsolete manufacturing equipment and supplies. We work continually with our suppliers and customers to identify and design technologically-advanced products that respond to consumer demand and preferences. We actively seek new, high-quality manufacturers and have added five new manufacturers of wireless handsets in the last two years.

Continue to provide added value to customers and suppliers. Our customers and suppliers rely on us, rather than dealing directly with each other, because we provide value-added services to them. Because of our efficient internal systems, we believe that we can provide key services more cost-effectively than our customers and suppliers can provide themselves. We intend to continue adding value to our customers' and suppliers' businesses by providing key services, such as:

     o    product design and development            o    electronic data interchange (EDI)
     o    engineering and testing                   o    inventory warehousing and fulfillment
     o    proprietary handsets and software         o    management of information systems
     o    customized electronic products            o    product repair services and warranty
     o    technical and sales support

     Our internal systems are designed to interact efficiently with both customers and suppliers, which facilitates business to business communication. We plan to continue to invest in our infrastructure to ensure that our internal systems can provide increasingly valuable intermediary services to our customers and suppliers.

Wireless Group

Wireless Industry

     The wireless communications industry has grown rapidly in recent years, especially in the United States. Despite high growth, at the end of 1998, the wireless penetration rate was only 23.8% of the United States population, but is expected to reach 38.9% by the year 2002 according to industry sources. In 1998, over one-quarter of the worldwide subscriber base was in the United States, second only to Europe. The growing size of the wireless subscriber base has had a direct impact on the demand and market size for wireless handsets. The chart below depicts the growth projected by an industry source as of April 1999 in the number of United States subscribers and handset shipments from 1998-2002:

                                                        United States
                                                   Cellular, PCS & Hybrid
                                                -----------------------------
                                                                     Handset
                                                Subscribers         Shipments
                                                -----------         ---------
               1998                                64,436            28,650
               1999E                               76,084            35,495
               2000E                               87,676            40,925
               2001E                               97,551            46,769
               2002E                              108,019            57,490
               1998-2002E
               Compound annual
               growth rate (%)                      13.8%             19.0%

The chart below depicts the growth projected by an industry source as of June 1998 in the number of worldwide (including United States) subscribers and handset shipments for 1998-2002:

                                                           Worldwide
                                                         Cellular/PCS
                                                -----------------------------
                                                                     Handset
                                                Subscribers         Shipments
                                                -----------         ---------
               1998                               257,142            118,516
               1999E                              325,272            146,284
               2000E                              396,335            176,173
               2001E                              472,102            203,370
               2002E                              550,334            231,019
               1998-2002E
               Compound annual
               growth rate (%)                       21.0%              18.2%

The major trends that are currently driving this growth in the wireless industry include:

     Shift from analog to digital transmission technologies. Analog networks are increasingly being upgraded to digital wireless systems. At year-end 1998, according to industry sources, 68% of the world's wireless subscribers used digital technologies. The conversion of subscribers from analog to digital technologies has had a positive impact on the growth of handset demand. Advances in digital technologies, which have significantly reduced service costs, continue to stimulate demand for new handsets. An outgrowth of the shift from analog to digital technologies is a new kind of wireless/PCS subscriber, who requires a handset that can roam among digital wireless, digital PCS, and analog markets.

     New technologies. Many new wireless communications technologies, enhancements and applications are being introduced into the wireless communications market. These developments, which are expected to contribute to future subscriber and handset sales growth, include, wireless local loop and satellite-based communications, handset feature and network enhancements such as e-mail, internet access, fax capabilities, increased talk and standby times, smaller and lighter weight handsets and multiple-band reception. CDMA technology is projected to be the fastest growing segment for wireless products. According to industry sources, sales of total wireless handsets are forecasted to grow 12% in the U.S. over the next five years. CDMA is also forecasted to grow at a compounded annual growth rate of 32% over this time period. TDMA is forecasted to grow 17%.

     Increased competition. New carriers and consolidation in the wireless industry resulting from the grant of additional licenses in each market by the FCC has increased competition. This increased competition has resulted in greater selection and contributed to the affordability of wireless services for consumers. The recent wave of mergers and acquisitions among carriers is resulting in a market place dominated by fewer carriers. As a result of this consolidation, carriers will have larger subscriber bases and networks, which may lead to decreased roaming and other wireless related charges. As the costs for wireless services continue to decline and become more affordable, we believe that there will be continued growth in the wireless communications market.

     Wireless products and technology. We sell an array of analog and digital handsets and accessories in a variety of technologies. In fiscal 1998, sales of analog handsets represented 81% of our total unit sales. In fiscal 1999, we expanded our line of digital handsets and increased our digital sales efforts and, for the nine months ended August 31, 1999, digital products represented 52% of our total unit sales. We generally market our wireless products under the Audiovox brand name or co-brand our products with our carrier customers, such as Bell Atlantic, GTE, AirTouch and PrimeCo. Our unit sales by technology for 1998 and the nine months ended August 31, 1998 and 1999 were as follows:

                                             Nine Months Ended August 31,
                                    --------------------------------------------
Technology                          Fiscal 1998          1998             1999
----------                          -----------       ---------        ---------
Analog
    AMPS ....................        2,092,328        1,549,179        1,144,735
    N-AMPS ..................          592,957          381,705          702,523
                                     ---------        ---------        ---------
        Analog Total ........        2,685,285        1,930,884        1,847,258
Digital
     CDMA ...................          593,104          208,483        1,421,167
     CDMA/PCS ...............               --               --          530,862
     TDMA/PCS ...............               --               --           10,234
     GSM ....................           27,933           24,773            2,836
     Cordless 900 MHz .......            4,313               --           15,067
                                     ---------        ---------        ---------
        Digital Total .......          625,350          233,256        1,980,166

        Total ...............        3,310,635        2,164,140        3,847,424
                                     =========        =========        =========

These technologies are described on page ii.

     In addition to handsets, we sell a complete line of accessories that include batteries, hands-free kits, battery eliminators, cases and hands-free earphones. In 2000, we intend to broaden our digital product offerings and introduce handsets with new features, such as Internet access and other interactive technologies, as well as tri-mode products that combine digital and analog technologies.

Wireless marketing and distribution

     We sell wireless products to the Bell Operating Companies, wireless carriers and their respective agents, distributors and retailers. In addition, a majority of our handsets are designed to carrier specifications which reduces our inventory risks. In fiscal 1998, our five largest wireless customers, Bell Atlantic, AirTouch Communications, US Cellular, PrimeCo Personal Communications LP and Auto Club Cellular Corporation, accounted for 59.6% of our net wireless sales. Two of these customers, Bell Atlantic and AirTouch, accounted for 25.6% and 20.8%, respectively, of our net consolidated sales for fiscal 1998. For the nine months ended August 31, 1999, our five largest wireless customers were Bell Atlantic, AirTouch Communications, US Cellular, PrimeCo Personal Communications LP and GTE Mobile. These customers represented 65.4% of our net wireless sales during that period.

     The wireless carrier industry is currently in a period of consolidation, which may impact our sales. In early 2000, Bell Atlantic, one of our largest customers, expects to finalize its pending merger with GTE, and then transfer the new business to a joint venture with Vodafone. During 1999, Vodafone acquired AirTouch Communications, which is also one of our largest customers, and MCI Worldcom announced its intention to acquire Sprint. See "Risk Factors--We could lose customers or orders as a result of consolidation in the wireless telecommunications carrier industry."

     As part of our sales and marketing process, we provide the value-added management services described under "--Strategy--Continue to Provide Added Value to Customers and Suppliers."

     In addition, we promote our products through trade and consumer advertising, participation at trade shows and direct personal contact by our sales representatives. We also assist wireless carriers with their marketing campaigns by scripting telemarketing presentations, funding co-operative advertising campaigns, developing and printing custom sales literature, providing product fulfillment and logistic services and conducting in-house training programs for wireless carriers and their agents.

     We operate approximately 20 wireless subscriber facilities under the names Quintex or American Radio. In addition, we license the trade names Audiovox(R), American Radio(R) and Quintex(R) to four retail outlets in selected markets in the United States. We also serve as an agent for the following carriers in selected areas: MCI WorldCom, Sprint, BellSouth Mobility, Inc., GTE Mobilnet of the Southeast, Inc. and United States Cellular. For the nine months ended August 31, 1999, our revenues from these operations were 6.6% of our total wireless revenues.

     Our policy is to ship our products within 24 hours of a requested shipment date from public warehouses in Miami, Florida and Toronto, Canada and from leased facilities located in Hauppauge, New York and Los Angeles, California.

Wireless product development, warranty and customer service

     Although we do not have our own manufacturing facilities, we work closely with both customers and suppliers in the design, development and testing of our products. In particular, we

     o determine future market feature requirements with our wireless customers
     o    work with our suppliers to develop products containing those features
     o participate in the design of the features and cosmetics of our wireless products
     o test products in our own facilities to ensure compliance with Audiovox standards
     o supervise testing of the products in our carrier markets to ensure compliance with carrier specifications

     Our Hauppauge facility is ISO-9001 registered, which requires us to carefully monitor quality standards in all facets of our business.

     We believe customer service is an important tool for enhancing our brand name and our relationship with carriers. In order to provide full service to our customers, we warranty our wireless products to the end user for periods ranging from up to one year for portable handsets to up to three years for mobile car phones. To support our warranty, we have 1,178 independent warranty centers throughout the United States and Canada and 43 warranty repair stations in our wireless headquarters facility. We have experienced customer service representatives who interact directly with both end users and our customers. These representatives are trained to respond to questions on handset operation and warranty and repair issues.

Wireless suppliers

     We purchase our wireless products from several manufacturers located in Pacific Rim countries, including Japan, China, Korea, Taiwan and Malaysia. We also purchase a small percentage of our wireless products from a supplier in Denmark. In selecting our vendors, we consider quality, price, service, market conditions and reputation. We generally purchase our products under short-term purchase orders and do not have long-term contracts with our suppliers. We consider our relations with our suppliers to be good. We believe that alternative sources of supply are currently available, although there could be a time lag and increased costs if we were to have an unplanned shift to a new supplier. The following chart represents purchases from each of our major suppliers as a percentage of our total wireless purchases:


                                                                            Percent of Wireless Purchases
                                                                     ------------------------------------------
                                                                                                    Nine Months
                                                                          Fiscal Year Ended            Ended
                                                                             November 30,            August 31,
                                 Year First                          ---------------------------    -----------
           Supplier              Purchased      Technology           1996        1997       1998       1999
           --------              ---------      -----------          ----        ----       ----       ----
Toshiba Corporation                1984         AMPS/CDMA             42%         47%        57%        51%
Talk Corporation/Shintom           1988         AMPS/N-AMPS/GSM       19          40         29         17
Hyundai                            1998         CMDA/PCS              --          --          6         26
Bosch                              1998         GSM                   --          --          2          2
LGIC                               1999         CDMA                  --          --         --          0.1
Mitsubishi                         1999         TDMA/PCS              --          --         --          0.7
Sanyo                              1999         CDMA                  --          --         --          3

Wireless Competition

     The market for wireless handsets and accessories is highly competitive and is characterized by intense price competition, significant price erosion over the life of a product, demand for value-added services, rapid technological development and industry consolidation. Currently, our primary competitors for wireless handsets include Ericsson, Motorola, Nokia and Qualcomm. Qualcomm has announced plans to sell its wireless handset business, and that business could be acquired by another large wireless equipment company or telecommunications carrier that would become our direct competitor.

     We also compete with numerous established and new manufacturers and distributors, some of whom sell the same or similar products directly to our customers. Historically, our competitors have also included some of our own suppliers and customers. Many of our competitors offer more extensive advertising and promotional programs than we do.

     We compete for sales to carriers, agents and distributors on the basis of our products and services and price. As our customers are requiring greater value added logistic services, we believe that competition will continually be required to support an infrastructure capable of providing these services. Our ability to continue to compete successfully will largely depend on our ability to perform these value-added services at a reasonable cost.

     Our wireless products compete primarily on the basis of value in terms of price, features and reliability. There have been significant periods of extreme price competition in the wireless industry, particularly when one or more or our competitors has sought to sell off excess inventory by lowering its prices significantly.

     As a result of global competitive pressures, there has been significant consolidation among our customers, including:

     o    Vodafone and AirTouch Communications, which merged in 1999
     o Bell Atlantic and GTE, which expect to finalize their merger by early 2000, and then fold the new wireless business into a joint venture with Vodafone
     o    SBC Communications, which acquired Ameritech in 1999
     o    MCI Worldcom and Sprint, which recently announced plans to merge

     These consolidations may result in greater competition for a smaller number of large customers, and may favor one or more of our competitors over us. See "Risk Factors - We could lose customers or orders as a result of consolidation in the wireless telecommunications carrier industry."

Electronics Group

Electronics Industry

     The electronics industry is large and diverse and encompasses a broad range of products. There are many large manufacturers in the industry, such as Sony, RCA, Panasonic and JVC, as well as large companies that specialize in niche products. We participate in selected niche markets such as autosound, mobile video, vehicle security and selected consumer electronics.

     The introduction of new products and technological advancements drives growth in the electronics industry. For example, the transition from analog to digital technology is leading to the development of a new generation of consumer electronic products. Some of these products include MP-3 players for playing audio downloaded from the Internet, digital radio and DVD mobile video systems.

Electronics products

     Our electronics products consist of two major categories, mobile electronics and consumer electronics.

     Mobile electronics products include:

          o autosound products, such as radios, speakers, amplifiers and CD changers
          o mobile video products, including overhead and center console mobile entertainment systems, video cassette players and game options
          o    automotive security and remote start systems
          o    automotive power accessories

     Consumer electronics include:

          o    home and portable stereos
          o    FRS two-way radios
          o    LCD televisions
          o    MP-3 Internet music player/recorders

     We market our electronics products under the Audiovox(R) brand name, as well as several other Audiovox-owned trade names that include Prestige(R), Pursuit(R) and Rampage(TM). Sales by both our Malaysian and Venezuelan subsidiaries fall under the Electronics Group. For the nine months ended August 31, 1998 and August 31, 1999, our sales by product category were as follows:

                                   1998             1999        Percent Change
                                   ----             ----        --------------
                                      ($ in millions)
Mobile electronics                $121.0           $136.2             12.6%
Consumer electronics                 6.2             21.5            245.0
                                  ------           ------            -----
     Total                        $127.2           $157.7             24.0%

     In the coming years, we intend to focus our efforts on new technologies to take advantage of market opportunities created by the digital convergence of data, communications, navigation and entertainment products.

Licensing

     In the late 1990s, we began to license our brand name for use on selected products, such as home and portable stereo systems. Actual sales of licensed products are not included in our sales figures. However, our license customers have told us that for the nine months ended August 31, 1999, they sold $19.2 million in licensed goods for which we received license fees. License sales promote our Audiovox brand name without adding any significant costs.

Electronics distribution and marketing

     We sell our electronics products to:

          o    mass merchants
          o    power retailers
          o    chain stores
          o    specialty retailers

          o    distributors
          o    new car dealers
          o    the U.S. military

     We also sell our products under OEM arrangements with domestic and/or international subsidiaries of automobile manufacturers such as DaimlerChrysler, General Motors Corporation and Nissan. OEM projects are a significant portion of the Electronics Group sales. These projects require a close partnership with the customer as we develop products to their specific requirements. Three of the largest auto makers, General Motors, DaimlerChrysler and Ford require QS registration for all of their vendors.

     Our five largest customers in fiscal 1998, Gulf States Toyota, Kmart, Southeast Toyota, Alkon International and Costco, accounted for 16.4% of our net electronics sales. No single customer accounted for more than 10% of our net electronic sales in fiscal 1998. For the nine months ended August 1999, our five largest customers were Nissan, Best Buy, Gulf States Toyota, Southeast Toyota and Autozone, and they represented 22.2% of our net electronic sales. Nissan represented approximately 10% of net electronics sales for the nine months ended August 31, 1999.

     As part of our sales process, we provide value-added management services including:

          o    product design and development
          o    engineering and testing
          o    technical and sales support
          o    electronic data interchange (EDI)
          o    product repair services and warranty
          o    nationwide installation network

     We have flexible shipping policies designed to meet customer needs. In the absence of specific customer instructions, we ship our products within 24 to 48 hours from the receipt of an order. We make shipments from public warehouses in Norfolk, Virginia, Sparks, Nevada, Miami, Florida and Toronto, Canada and from leased facilities located in Hauppauge, New York.

Electronics product development, warranty and customer service

     Although we do not have our own manufacturing facilities, we work closely with our customers and suppliers in the design, development and testing of our products. For our OEM automobile customers, we perform extensive validation testing to ensure that their products meet the special environmental and electronic standards of the manufacturer. We also perform final assembly of products in our Hauppauge location. Our product development cycle includes:

          o working with key customers and suppliers to identify consumer trends and potential demand
          o working with the suppliers to design and develop products to meet those demands
          o evaluating and testing the products in our own facilities to ensure compliance with our standards
          o    performing software design and validation testing

     Our Hauppauge facility is both QS 9000 and ISO 9001 registered. Both registrations underscore our commitment to provide the highest quality of products and services to our customers around the world.

     We provide a warranty to the end users of our electronics products, generally ranging from 90 days up to the life of the vehicle for the original owner on some of our automobile-installed products. To support our warranties, we have 19 independent warranty centers throughout the United States and Canada. At our Hauppauge facility, we have a customer service group that provides product information, answers questions and serves as a technical hotline for installation help for both end users and our customers.

Electronics suppliers

     We purchase our electronics products from manufacturers located in several Pacific Rim countries, including Japan, China, Korea, Taiwan, Singapore and Malaysia. We also use several manufacturers in the United States for cruise controls, mobile video and power amplifiers. In selecting our manufacturers, we consider quality, price, service, market conditions and reputation. We maintain buying offices or inspection offices in Taiwan, Korea, China and Hong Kong to provide local supervision of supplier performance with regard to, among other things, price negotiations, delivery and quality control. We generally purchase our product under short-term purchase orders and do not have long-term contracts with our suppliers.

     For the nine months ended August 31, 1999, the percentage of our electronics purchases from our largest suppliers were:

          o    Nutek Corporation--14.0%
          o    Namsung Corporation --7.2%
          o    Orient Power-- 5.3%

We consider relations with our suppliers to be good. In addition, we believe that alternative sources of supply are generally available within 120 days.

Electronics competition

     Our electronics business is highly competitive across all of our product lines, and we compete with a number of well-established companies that manufacture and sell products similar to ours. Our mobile electronics products compete against factory-supplied radios, security and mobile video systems from subsidiaries of automobile manufacturers, including General Motors, Ford and DaimlerChrysler. Our mobile electronics products also compete in the automotive aftermarket against major companies such as Sony, Panasonic, Kenwood and Pioneer. Our consumer electronics product lines compete against major consumer electronic companies, such as JVC, Panasonic, Motorola, RCA and AIWA. Brand name, design, features and price are the major competitive factors across all of our product lines.

Internet

     We currently maintain an Internet website to provide product information to consumers. During the next two years, we expect to expand our Internet capabilities to:

     o include on-line customer service, frequently asked questions and owners manuals
     o facilitate business to business e-commerce for our customers and suppliers
     o    allow customers and consumers to order parts and accessories
     o    manage our business more efficiently

Equity Investments

     We have several investments in unconsolidated joint ventures which we formed to market our products in specific market segments or geographic areas. We seek to blend our financial and product resources with local operations to expand our distribution and marketing capabilities. We believe our joint ventures provide a more cost-effective method of focusing on specialized markets. We do not participate in the day-to-day management of these joint ventures. Our significant joint ventures are:

                                  Percentage
Venture                            Ownership     Formation Date                        Function
-------                            ---------     --------------                        --------
Talk Corporation                     30.8%            1994       Distribution rights for wireless products and
                                                                 autosound products from Shintom Ltd.

Audiovox Specialized                 50.0%            1997       Distribution of products for van, RV and other
Applications                                                     specialized vehicles

Trademarks

     We market products under several trademarks, including Audiovox(R), Prestige(R), Pursuit(R) and Rampage(TM). The trademark Audiovox is registered in approximately 63 countries. We believe that these trademarks are recognized by customers and are therefore significant in marketing our products.

Employees

     We employ approximately 950 people, which number has been relatively stable for the past several years. We consider our relations with our employees to be good. None of our employees are covered by collective bargaining agreements.

Properties

     We lease all of our facilities. These facilities range in size from 100 to 75,000 square feet. Our largest properties are:

150 Marcus Boulevard
Hauppauge, NY  11788
Corporate headquarters:    75,000 sq. ft
Offices and Warehouse

555 Wireless Blvd.
Hauppauge, NY 11788
Wireless headquarters:     70,000 sq. ft.
Offices and Warehouse

16820 Marquardt Avenue
Cerritos, CA
Office warehouse:          28,000 sq. ft.
Offices and Warehouse

We lease these three facilities from related parties. See "Certain Transactions--Leases." In addition, we lease approximately 30 other operating facilities located in 11 states and one Canadian province, primarily related to our Quintex business. If any of these leases terminates, we believe that, if we desire to, we will be able to renew the lease or replace it with another leased space on reasonable terms.

     We use public warehouses in Sparks, Nevada, Miami, Florida, Norfolk, Virginia, Toronto, Canada and Brussels, Belgium. See "Certain
Transactions--Leases."

                                   MANAGEMENT


Directors and Executive Officers

         Our directors and executive officers are:


Name                            Age                                       Position
----                            ---                                       --------
John J. Shalam                  65      President, Chief Executive Officer and Chairman of the Board of Directors
Philip Christopher              51      Executive Vice President and a Director
Charles M. Stoehr               53      Senior Vice President, Chief Financial Officer and a Director
Patrick M. Lavelle              47      Senior Vice President, Electronics Division and a Director
Ann M. Boutcher                 49      Vice President, Marketing and a Director
Richard Maddia                  40      Vice President, MIS, and a Director
Paul C. Kreuch, Jr.*            61      Director
Dennis F. McManus*              49      Director

-------------
*Member of the Audit and Compensation Committees

     John J. Shalam has served as President, Chief Executive Officer and Director of Audiovox or its predecessor since 1960. Mr. Shalam also serves as President and a Director of most of Audiovox's operating subsidiaries. Mr. Shalam is on the Board of Directors of the Electronics Industry Association and is on the Executive Committee of the Consumer Electronics Association.

     Philip Christopher, our Executive Vice President, has been with Audiovox since 1970 and has held his current position since 1983. Before 1983 he served as Senior Vice President of Audiovox. Mr. Christopher is also Chief Executive Officer and President of Audiovox's wireless subsidiary, Audiovox Communications Corp. From 1973 through 1987, he was a Director of our predecessor, Audiovox Corp. Mr. Christopher serves on the Executive Committee of the Cellular Telephone Industry Association.

     Charles M. Stoehr has been our Chief Financial Officer since 1979 and was elected Senior Vice President in 1990. Mr. Stoehr has been a Director of Audiovox since 1987. From 1979 through 1990 he was a Vice President of Audiovox.

     Patrick M. Lavelle was elected Senior Vice President of the Electronics Group in 1996 and has been a Vice President of Audiovox since 1982. He has responsibility for marketing and selling our automotive entertainment and security products and consumer electronics products. Mr. Lavelle was elected to the Board of Directors in 1993. Mr. Lavelle also serves as a board member of the Mobile Electronics Division of the Consumer Electronics Association and is co-chair of the Mobile Information Technology Subdivision.

     Ann M. Boutcher has been our Vice President of Marketing since 1984. Ms. Boutcher's responsibilities include the development and implementation of our advertising, sales promotion and public relations programs. Ms. Boutcher was elected to the Board of Directors in 1995.

     Richard A. Maddia has been our Vice President of Information Systems since 1992. Prior thereto, Mr. Maddia was Assistant Vice President, MIS. Mr. Maddia's responsibilities include development and maintenance of information systems. Mr. Maddia was elected to the Board of Directors in 1996.

     Paul C. Kreuch, Jr. was elected to the Board of Directors in February 1997. Mr. Kreuch has been a Principal of Secura Burnett Co., LLC since October 1998. From December 1997 through September 1998, he was the President and Chief Executive Officer of Lafayette American Bank. From June 1996 through November 1997, he was a Senior Vice President at Handy HRM Corp., an executive search firm. From 1993 through 1996, Mr. Kreuch was an Executive Vice President of NatWest Bank N.A. and before that was President of National Westminster Bank USA.

     Dennis F. McManus was elected to the Board of Directors in March 1998. Mr. McManus has been self-employed as a telecommunications consultant since January 1, 1998. Before that, he was employed by NYNEX Corp. for over 27 years, most recently as a Senior Vice President and Managing Director. Mr. McManus held this position from 1991 through December 31, 1997.

     All of our executive officers hold office at the discretion of the board of directors.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth information regarding beneficial ownership of our common stock and stock options exercisable within 60 days of November 1, 1999 held by (1) each person or group of persons known by us to own beneficially five percent (5%) or more of the outstanding shares of common stock, (2) each director and nominee for director, (3) our chief executive officer and each of the next four most highly compensated executive officers, and (4) all executive officers and directors as a group. All information is taken from or based upon ownership filings made by such persons with the Securities and Exchange Commission or upon information provided by such persons to us. Unless otherwise indicated, the stockholders listed below have sole voting and investment power with respect to the shares reported as owned.


                                                                                                     Class A Shares Owned After
                                        Shares Owned Before the Offering(2)                                the Offering(2)
                                        -----------------------------------                                ---------------
Name and Address of                       Class A                Percent         Amount of Class A
Beneficial Owner(1)                       -------                -------         Shares Sold in the     Amount          Percent
-------------------                                                                   Offering          ------          -------
                                                                                      --------
John J. Shalam(3).............           5,750,771                27.4%(3)            1,000,000        4,750,771          21.2%

Philip Christopher............             745,799                 4.1                  100,000          645,799           3.2

Charles M. Stoehr.............             122,500                  *                         -          122,500            *

Patrick M. Lavelle............              94,617                  *                         -           94,617            *

Richard Maddia................               5,070                  *                         -            5,070            *

Ann M. Boutcher...............               5,323                  *                         -            5,323            *

Paul C. Kreuch, Jr............               7,000                  *                         -            7,000            *

Dennis F. McManus.............               5,000                  *                         -            5,000            *


All directors and executive
officers as a group (8
persons)......................           6,736,080                32.0%               1,100,000        5,636,080          24.5%

Name and Address of Other 5% Holders of Common Stock
----------------------------------------------------
Kennedy Capital
Management,  Inc. (4)
10829 Olive Blvd.
St. Louis, MO  63141..........           1,715,250                 9.7%

Franklin Resources, Inc. (5)
777 Mariners Island Blvd.
San Mateo, CA  94404..........           1,720,000                 9.7%

Dimensional Fund Advisors
Inc. (6)
1299 Ocean Avenue
11th Floor
Santa Monica, CA  90401........          1,076,900                 6.1%

---------------

*Represents less than 1%.

(1) The address of each person, unless otherwise noted, is c/o Audiovox Corporation, 150 Marcus Boulevard, Hauppauge, New York 11788. The percentage of shares owned before the offering is based on 17,730,912 shares of Class A common stock outstanding as of November 1, 1999 and 19,730,912 outstanding after the offering. In presenting shares beneficially owned and in calculating each holder's percentage ownership, only options exercisable by that person within 60 days of November 1, 1999 and no options exercisable by any other person are deemed to be outstanding.

(2) The Class A shares owned include stock options exercisable within 60 days as follows: Mr. Shalam--525,000, Mr. Christopher--431,000, Mr. Lavelle--80,700, Mr. Stoehr--112,500, Mr. Kreuch--5,000 and Mr.
     McManus--5,000.

(3) Includes 2,144,152 shares of Class B common stock held by Mr. Shalam that he may convert into Class A common stock at any time. Excludes 116,802 shares of Class B common stock and 2,202 shares of Class A common stock that are held in irrevocable trusts for the benefit of Mr. Shalam's three sons.

(4) Information reported is derived from a Schedule 13G dated February 5, 1999, of Kennedy Capital Management, Inc. and filed with the Securities and Exchange Commission.

(5) Information reported is derived from a Schedule 13G dated January 22, 1999, of Franklin Resources, Inc. and filed with the Securities and Exchange Commission.

(6) Information reported is derived from a Schedule 13G dated February 12, 1999, of Dimensional Fund Advisors Inc. and filed with the Securities and Exchange Commission.

                              CERTAIN TRANSACTIONS

Leases

     We lease some of our equipment, office, warehouse and distribution facilities from entities in which our executive officers own controlling interests. The following table identifies leases that result in payments in excess of $60,000 to any of the related entities.

                                                          Rent Paid During Fiscal Year
                                                               Ended November 30,
                                                -------------------------------------------------   Nine Months
        Equipment/                                                                                     Ended
         Property               Expiration                                                          August 31,
         Location                  Date              1996            1997             1998             1999
         --------                  ----              ----            ----             ----             ----
150 Marcus Blvd.(1)             11/30/2003         $396,000         $396,000         $440,668         $397,500
Hauppauge, NY

16820 Marquardt Ave.(2)
Cerritos, CA                     1/31/2000         $119,016         $119,011         $119,001         $ 89,258

555 Wireless Blvd.(3)
Hauppauge, NY                    12/1/2026              ---              ---         $337,599         $376,410

555 Wireless Blvd. (3)
Hauppauge, NY                    3/31/2003              ---              ---         $307,981         $273,761

---------------------

(1) Property owned by 150 Marcus Blvd. Realty, LLC, a New York limited liability company, of which John J. Shalam owns 99% and Mr. Shalam's three sons own the remaining 1%.

(2) Property owned by Marquardt Associates, a California partnership consisting of four individuals, of which John J. Shalam owns 60%, Philip Christopher owns 10%. John J. Shalam's brother-in-law owns 25%. An unaffiliated party owns the remaining 5%.

(3) Property owned or leased by Wireless Blvd. Realty, LLC, a New York limited liability company, owned 98% by the Shalam Long Term Trust, 1% by John J. Shalam and 1% by Mr. Shalam's three sons. The Shalam Long Term Trust is a grantor trust of which Mr. Shalam is the grantor and his three sons are the beneficiaries.

     We believe that the terms of each of these leases are no less favorable to us than those that could have been obtained from unaffiliated third parties. To the extent that conflicts of interest arise between us and such persons in the future, these conflicts will be resolved on behalf of us by a committee of disinterested directors.

Warrants

     On May 9, 1995, we issued warrants to purchase 1,668,875 shares of Class A common stock at $7.125 per share. The warrants were issued to the beneficial holders of approximately $57,600,000 of our debentures. The warrants expire on March 15, 2001, unless sooner terminated under certain circumstances. In connection with the issuance of the warrants, John J.

Shalam, our Chief Executive Officer, granted us an option to purchase 1,668,875 shares of Class A common stock from his personal holdings. The exercise price of this option is $7.125, plus an amount intended to reimburse Mr. Shalam for the tax impact, if any, should the exercise of this option be treated as dividend income rather than capital gains to Mr. Shalam. During 1998, we purchased approximately 1,324,075 of these warrants at a price of $1.30 per warrant. In connection with this purchase, we cancelled our option to purchase 1,324,075 of Mr. Shalam's shares. As of November 1, 1999, 344,800 warrants remain outstanding and we have a corresponding option to purchase 344,800 of Mr. Shalam's shares.

Options

     On September 9, 1999, we granted options to purchase an aggregate of 1,490,000 shares of Class A common stock to our directors and executive officers at an exercise price of $15.00 per share, the fair market value of the Class A common stock on the date of grant, as follows:

o   Philip Christopher         580,000
o   Patrick M. Lavelle         200,000
o   Charles M. Stoehr          100,000
o   Paul C. Kreuch              10,000
o   Dennis F. McManus, Jr.      10,000
o   Ann M. Boutcher             10,000
o   Richard A. Maddia           20,000

The options vest over a period of three years: 25% on September 9, 2000, 35% on September 9, 2001 and the remaining 40% on September 9, 2002.

     For the fiscal years ended November 30, 1996, 1997 and 1998,we granted to the following officers and directors an aggregate of 1,317,500 options as follows:

                                                            Average Exercise
    Name                           Number of Options             Price
    ----                           -----------------             -----
    John J. Shalam                         525,000               $7.09
    Philip Christopher                     500,000               $6.93
    Charles M. Stoehr                       85,000               $5.87
    Patrick M. Lavelle                     200,000               $5.66
    Paul C. Kreuch, Jr.                      5,000               $4.63
    Dennis F. McManus                        5,000               $4.63

Other relationships

     Ari Shalam, the son of John Shalam, our President and Chief Executive Officer, serves as our Vice President of Strategic Planning. His current annual salary is $90,000, plus a bonus of 0.3% of our pre-tax profits. He received total compensation of $61,465 in 1998. During 1997 and 1999, we granted Ari Shalam options to purchase a total of 11,500 shares of Class A common stock at an average price of $13.81.

Relationships with supplier

     Toshiba, our largest supplier, purchased a 5% equity interest during 1998 in Audiovox Communications Corp., our largest subsidiary.

     DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of:

o   Class A common stock, $.01 par value - 30,000,000 shares

o   Class B common stock, $.01 par value - 10,000,000 shares

o   Preferred stock, $50 par value - 50,000 shares

o   Series preferred stock, $.01 par value - 1,500,000 shares

     The shares being offered in this offering are shares of Class A common stock. As of November 1, 1999, there were outstanding 17,730,912 shares of Class A common stock, 2,260,954 shares of Class B common stock, 50,000 shares of preferred stock, $50 par value and no shares of series preferred stock, $.01 par value.

     The following summary description relating to the Class A common stock, the Class B common stock and the preferred stock, is not complete. The terms of the Class A common stock, Class B common stock and preferred stock are contained in our Certificate of Incorporation.

Class A common stock and Class B common stock

Voting Rights

     Holders of both classes of common stock vote as a single class on all matters except the election or removal without cause of Class A or Class B directors and any class votes required by Delaware law. In all cases, each share of Class A common stock is entitled to cast one vote per share and each share of Class B common stock is entitled to cast ten votes per share.

     Holders of Class A common stock, voting separately as a class, are entitled to elect 25% of the Board of Directors, rounded up to the nearest whole number, so long as the number of outstanding shares of Class A common stock is at least 10% of the total number of outstanding shares of both classes of common stock. If the number of outstanding shares of Class A common stock should become less than 10% of the total number of outstanding shares of both classes of common stock, directors would then be elected by all stockholders voting as one class, except holders of Class A common stock would have one vote per share and holders of Class B common stock would have ten votes per share.

     The holders of a majority of the Class B common stock, voting separately as a class, elect the directors not elected by holders of the Class A common stock, so long as the number of outstanding shares of Class B common stock is at least 12.5% of the number of outstanding shares of both classes of common stock. If the number of outstanding shares of Class B common stock falls below that percentage, directors not elected by the holders of Class A common stock will be elected by the holders of both classes of common stock, with holders of Class A common stock having one vote per share and holders of Class B common stock having ten votes per share.

     Directors may be removed, with or without cause, provided that any removal of directors without cause may be made only by the holders of the class or classes of common stock that elected them. Vacancies in a directorship may be filled by the vote of the class of shares that had previously filled that vacancy, or by the vote of the remaining directors elected by that class. If there are no such directors, the vacancy may be filled by the vote of the remaining directors.

     As of November 1, 1999, the outstanding shares of Class A common stock equal approximately 89% of the shares of both classes outstanding, and the holders of Class A common stock have approximately 44% of the combined voting power of both classes of common stock.

Dividends

     The holders of Class A common stock and Class B common stock are entitled to receive dividends or distributions in equal amounts, except cash dividends. With respect to a cash dividend, the board may pay an equal or greater amount per share on the Class A common stock than on the Class B common stock or declare and pay a cash dividend on the Class A common stock without any dividend being declared and paid on the Class B common stock. Stock dividends are paid on a same class basis. Since our initial public offering in 1987, we have never declared or paid cash dividends on our common stock.

Conversion of Class B Common Stock

     At the option of the holder, each share of Class B common stock is convertible at any time into one share of Class A common stock.

Restrictions on Transfer of Class B Common Stock

     Without the written consent of holders of two-thirds of the outstanding shares of Class B common stock, shares of Class B common stock may not be transferred except to another holder of Class B common stock, family members of the holder and other permitted transferees. Upon any nonpermitted sale or transfer, shares of Class B common stock will automatically convert into an equal number of shares of Class A common stock.

Other Rights

     Our stockholders do not have preemptive or other rights to subscribe for additional shares. Subject to any rights of holders of preferred stock, all holders of common stock, regardless of class, are entitled to share ratably in any assets available for distribution upon our liquidation, dissolution or winding up. No shares of common stock are subject to redemption.

Preferred stock

     We are authorized to issue up to 50,000 shares of preferred stock, all of which have been issued and are outstanding. These shares are nonvoting and have preference of $50 per share over the common stock in the event of our liquidation, winding up or dissolution.

Series preferred stock

     We are authorized to issue up to 1,500,000 shares of series preferred stock, none of which has been issued. The Board of Directors may issue by resolution shares of series preferred stock from time to time in one or more series and fix, as to each such series, the designations, preferences and rights, and limitations pertaining thereto. We may not issue shares of series preferred stock carrying in excess of one vote per share or convertible into Class B common stock without prior approval of a majority in interest of the holders of Class B common stock. Issuance of series preferred stock, while providing desirable flexibility in connection with possible acquisition and other corporate purposes, could make it more difficult for a third party to acquire a majority of the outstanding voting stock. Accordingly, the issuance of series preferred stock may be used as an anti-takeover device without further action on the part of our stockholders.

Charter and bylaw provisions

Special meetings

     Our Certificate of Incorporation provides that special meetings of stockholders for any purpose or purposes can be called only upon the request of our President, our board of directors or the holders of shares entitled to at least 25% of all of the shares entitled to vote at the meeting.

Amendment of our bylaws

     In order to adopt, repeal, alter or amend the provisions set forth therein, our Bylaws require either the affirmative vote of the holders of at least a majority of the voting power of all of the issued and outstanding shares of our capital stock entitled to vote thereon or by our board of directors.

Advance notice provisions for stockholder nominations and proposals

     Our Certificate of Incorporation establishes advance notice procedures for stockholders to make nominations of candidates for election as directors, or bring other business before an annual meeting of our stockholders.

     These procedures provide that only persons who are nominated by or at the direction of our board of directors, or by a stockholder who has given timely written notice to our Secretary prior to the meeting at which directors are to be elected, will be eligible for election as one of our directors. Further, these procedures provide that at an annual meeting, only such business may be conducted as has been specified in the notice of the meeting given by, or at the direction of, our board or by a stockholder who has given timely written notice to our secretary of that stockholder's intention to bring such business before such meeting.

     Under these procedures, notice of stockholder nominations to be made or business to be conducted at an annual meeting must be received by us not less than ten days before the first anniversary of the date that notice of the annual meeting was mailed out or public disclosure of that meeting was made; however, the notice need not be given more than 75 days before the annual meeting of the stockholders. Under these procedures, notice of a stockholder nomination to be made at a special meeting at which directors are to be elected must be received by us not later than the close of business on the tenth day following the day on which such notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever occurs first.

     Under our Certificate of Incorporation, a stockholder's notice nominating a person for election as a director must contain certain information about the proposed nominee and the nominating stockholder. If our chairman determines that a nomination was not made in accordance with our Certificate of Incorporation, we will disregard the nomination. Similarly, a stockholder's notice proposing the conduct of business must contain certain information about the business and the proposing stockholder. If our chairman determines that business was not properly brought before the meeting in accordance with our Certificate of Incorporation, we will not conduct the proposed business at the meeting.

     Although our Certificate of Incorporation does not give our board the power to approve or disapprove stockholder nominations of the election of directors or proposals for action, these notice provisions may have the effect of precluding a proxy contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from soliciting proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Written consent provisions

     Our Bylaws provide that any action required or permitted to be taken by the holders of capital stock at any meeting of our stockholders may be taken without a meeting by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all shares entitled to vote on the proposed action were present and voted. See "Risk Factors--John J. Shalam our President and Chief Executive Officer owns a significant portion of our common stock and can exercise control over our affairs."

Transfer Agent and Registrar

     The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company, Two Broadway, New York, New York 10004; telephone:
(212) 509-4000.

                 MATERIAL U.S. TAX CONSIDERATIONS APPLICABLE TO
                      NON-U.S. HOLDERS OF THE COMMON STOCK

     The following discussion is a general summary of the material U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of the common stock held by non-U.S. holders. A "non-U.S. holder" means a beneficial owner of common stock who is not a U.S. holder. A U.S. holder means a beneficial owner of common stock who, for U.S. federal income tax purposes, is:

     o  A citizen or individual resident of the United States;

     o A corporation, partnership or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof (other than a partnership treated as foreign under U.S. Treasury regulations);

     o An estate whose income is includable in gross income for United States federal income tax purposes regardless of its source; or

     o A trust, if, in general, a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

     An individual may, among other ways, be deemed to be a resident of the United States with respect to any calendar year by virtue of being present in the United States on at least 31 days in such calendar year and for an aggregate of at least 183 days during the current calendar year and the two preceding calendar years (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year).

     This summary is included for general information and is based upon the U.S. federal tax laws (including U.S. Treasury regulations and administrative and judicial interpretations) now in effect, which are subject to change, possibly retroactively, which could affect the continued validity of this summary. The tax treatment of the holders of common stock may vary depending on their particular situation and this summary does not address specific facts and circumstances that may be relevant to a particular holder's tax position. U.S. holders acquiring common stock are subject to different rules than those discussed below. In addition, certain holders (including insurance companies, tax-exempt organizations, financial institutions, traders in securities, subsequent purchasers of our common stock, U.S. expatriates and broker-dealers) may be subject to special rules not discussed below. The discussion also does not consider the tax consequences for any person who is a shareholder, partner or beneficiary of a holder of the common stock. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed. In general, this discussion assumes that a non-U.S. holder holds our common stock as a capital asset and not as part of a "hedge," "straddle," "conversion transaction," "synthetic security" or other integrated investment. Prospective investors are urged to consult their tax advisors regarding the U.S. federal tax consequences of acquiring, holding and disposing of our common stock, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

Dividends

     As described above, we do not expect to pay any dividends on our common stock for the foreseeable future. In the event we pay dividends, we will have to withhold from dividends paid to a non-U.S. holder a U.S. withholding tax at a rate of 30% (or a lower rate under a relevant income tax treaty) of the gross amount of the dividends. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

     Prior to January 1, 2001, for purposes of determining whether tax is to be withheld at the 30% rate or at a reduced treaty rate, we will ordinarily presume that dividends paid to an address in a foreign country are paid to a resident of such country, absent knowledge to the contrary. Under U.S. Treasury regulations effective for payments after December 31, 2000, non-U.S. holders will be required to satisfy applicable certification requirements in order for us to withhold tax at a reduced treaty rate. These regulations also contain special rules regarding treaty benefits available for payments made to some intermediary or disregarded entities.

     Except to the extent otherwise provided under an applicable income tax treaty, dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates, and are not generally subject to withholding, if the holder complies with applicable certification and disclosure requirements. Any such effectively connected dividends received by a foreign corporation may also, under some circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

     A non-U.S. holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of common stock unless:

     o The gain is effectively connected with a trade or business of the non-U.S. holder in the United States, or, alternatively, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States (in which cases such gain will be subject to tax at the rates and in the manner applicable to United States persons and, if the holder is a foreign corporation, the branch profits tax described above may also apply);

     o The non-U.S. holder is an individual who holds the common stock as a capital asset, is present in the United States for 183 or more days in the taxable year of the disposition and meets some other requirements; or

     o We are or have been a "United States real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition and the period that the common stock was held by the non-U.S. holder.

     The tax with respect to stock in a United States real property holding corporation does not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constitute 5% or less of the common stock, provided that the common stock is regularly traded on an established securities market. In general, we will be treated as a United States real property holding corporation if the fair market value of our U.S. real property interests equals or exceeds 50% of the total fair market value of our U.S. and non-U.S. real property interests and our other assets used or held for use in a trade or business. We believe that we currently are not, and we do not anticipate becoming, a United States real property holding corporation.

Federal Estate Taxes

     Common stock owned or treated as owned by a non-U.S. holder at the time of death, or common stock of which the non-U.S. holder made certain lifetime transfers, will be included in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

United States Information Reporting Requirements and Backup Withholding Tax

     We must report annually to the U.S. Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether any tax was actually withheld. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty or agreement.

     United States backup withholding (which generally is a withholding tax imposed at the rate of 31% on some payments to persons that fail to furnish information under the United States information reporting requirements) and additional information reporting generally will not apply to dividends paid on common stock before January 1, 2001, that are either:

     o Subject to withholding at the 30% rate (or at a reduced rate under an applicable income tax treaty); or

     o  Paid to an address outside the United States.

     Dividends paid after December 31, 2000 generally will be subject to backup withholding at a 31% rate unless the non-U.S. holder certifies its status as a non-U.S. holder in accordance with applicable Treasury regulations or is a corporation or other exempt recipient.

     Payment to or through a United States office of a broker of the proceeds of a disposition of common stock is generally subject to both backup withholding and information reporting unless either:

    o The non-U.S. holder is a corporation or other exempt recipient; or

    o The non-U.S. holder certifies its status as a non-U.S. holder in accordance with applicable Treasury regulations;

provided, however, the broker does not have actual knowledge that the holder is a U.S. holder or that the conditions of any other exemption are not, in fact, satisfied.

     Payment of the proceeds of a disposition of common stock to or through a foreign office of a foreign broker will not be subject to backup withholding or information reporting unless the foreign broker is a "U.S.-related person." After December 31, 2000, backup withholding will apply if information reporting is required. Payments of proceeds from the disposition of common stock to or through a foreign office of a broker that is a U.S. person or a "U.S.-related person" will be subject to information reporting unless the holder certifies its status as a non-U.S. holder in accordance with applicable Treasury regulations or the broker has documentary evidence in its files that the holder is an non-U.S. holder and the broker has no actual knowledge to the contrary. For this purpose, a "U.S.-related person" is:

     o  A controlled foreign corporation for U.S. federal income tax purposes;

     o A foreign person 50% or more of whose gross income from certain periods is effectively connected with a United States trade or business; or

     o After December 31, 2000, a foreign partnership if, at any time during the taxable year, (A) at least 50% of the capital or profits interest of the foreign partnership is owned by U.S. persons, or (B) the foreign partnership is engaged in a U.S. trade or business.

 After December 31, 2000, payments made to or through a foreign intermediary satisfying applicable requirements will not be subject to either backup withholding or information reporting.

     Prospective investors should consult with their own tax advisors regarding these rules, and in particular with respect to whether the use of a particular broker would subject the investor to information reporting and backup withholding.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit a non-U.S. holder's U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

                                  UNDERWRITING

     Audiovox, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares indicated in the following table at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. SG Cowen Securities Corporation, Morgan Keegan & Company, Inc., Prudential Securities Incorporated and Ladenburg Thalmann & Co. Inc. are the representatives of the underwriters.

     Name                                                         Amount
     ----                                                         ------

     SG Cowen Securities Corporation........................
     Morgan Keegan & Company, Inc...........................
     Prudential Securities Incorporated.....................
     Ladenburg Thalmann & Co. Inc...........................

              Total.........................................      3,100,000
                                                                  =========

     The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of other events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the common stock being offered by us if any shares are purchased, other than those covered by the over-allotment option described below.

     The underwriters propose to offer the common stock directly to the public at the public offering price set forth on the cover page of this prospectus. The underwriters may offer the common stock to securities dealers at that price less
a concession not in excess of $    per share. Securities dealers may reallow a
concession not in excess of $ per share to other dealers. After the shares of the common stock are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

     Audiovox and the selling stockholders have granted to the underwriters an option to purchase up to an aggregate of 300,000 and 165,000 additional shares of common stock, respectively, at the public offering price set forth on the cover of this prospectus to cover over-allotments, if any. The option is exercisable for a period of 30 days. In the event the underwriters exercise only a portion of the over-allotment option, such shares will be allocated on a pro rata basis. If the underwriters exercise their over-allotment option, the underwriters have severally agreed, subject to limited conditions, to purchase approximately the same percentage thereof that the number of shares of common stock to be purchased by each of them, as shown in the table above, bears to the common stock offered hereby.

     We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make in respect of such liabilities.

     Audiovox, our directors and executive officers, have agreed with the underwriters that for a period of 90 days following the date of this prospectus, they will not dispose of or hedge any shares of common stock or any securities convertible into or exchangeable for common stock. SG Cowen Securities Corporation may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from these restrictions.

     The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the common stock until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on the American Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     We estimate that our out-of-pocket expenses for this offering, exclusive of underwriters' discounts and commissions, will be approximately $600,000.

                                  LEGAL MATTERS

     The validity of the common stock offered hereby and certain other legal matters will be passed upon for us by Fried, Frank, Harris Shriver & Jacobson (a partnership including professional corporations), New York, New York and certain legal matters will be passed upon for the underwriters by Brown Raysman Millstein Felder & Steiner LLP, New York, New York.

                                     EXPERTS

     The consolidated financial statements of Audiovox Corporation and subsidiaries as of November 30, 1998 and 1997, and for each of the years in the three-year period ended November 30, 1998, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which are omitted as permitted by the rules and regulations of the Commission. For further information pertaining to us and the common stock, reference is made to the Registration Statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof. Statements contained in this prospectus regarding the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

     We are subject to the informational requirements of the Securities Exchange Act of 1934, and file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information, as well as the Registration Statement and its exhibits and schedules, may be inspected, without charge, or copied, at prescribed rates, at the public reference facility maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. In addition, the Commission maintains an Internet site that contains reports, proxy and information statements, and other information, regarding issuers that file electronically with the Commission. The address of the Commission's site is http:\\www.sec.gov.

                      INFORMATION INCORPORATED BY REFERENCE

     We incorporate by reference the following documents, which we have filed with the Securities and Exchange Commission under the Exchange Act:

     o our Annual Report on Form 10-K for the fiscal year ended November 30, 1998;

     o our Quarterly Report on Form 10-Q for the period ended February 28, 1999;

     o  our Quarterly Report on Form 10-Q for the period ended May 31, 1999;

     o  our Quarterly Report on Form 10-Q for the period ended August 31, 1999;

     o  our Report on Form 8-K dated as of July 28, 1999; and

     o the description of our common stock on our registration statement on Form 8-A filed on May 21, 1987.

     You should consider all documents we file pursuant to sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this document and before the termination of this offering of our common stock to be incorporated by reference in this document. In addition, all reports that we file under the Exchange Act after the date of the initial registration statement and before effectiveness of the registration statement will be deemed to be incorporated by reference into this prospectus. You should consider any statement contained in this document or in a document incorporated or considered to be incorporated by reference in this document to be modified or superseded for purposes of this document to the extent that a statement contained in any subsequently filed document that also is or is considered to be incorporated by reference in this document modifies or supersedes this statement. You should not consider any statement modified or superseded in this manner except as so modified or superseded, to constitute a part of this document.

     We will provide without charge to each person whom this document is delivered, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this document (excluding exhibits unless exhibits are specifically incorporated by reference in the requested documents). Please direct such requests to John T. Fusto, Audiovox Corporation, 150 Marcus Boulevard, Hauppauge, New York 11788. Our telephone number is (631) 231-7750.

                      AUDIOVOX CORPORATION AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                       Page

Interim Consolidated Financial Statements:

  Consolidated Balance Sheets as of August 31, 1999 (unaudited)
   and November 30, 1998..............................................................  F-1
  Consolidated Statements of Income (Loss) for the three and nine months ended August 31, 1999 and 1998 (unaudited)........................................  F-2
  Consolidated Statements of Cash Flows for the nine months ended
    August 31, 1999 and 1998 (unaudited)..............................................  F-3
  Notes to Consolidated Financial Statements (unaudited)..............................  F-4

Audited Annual Consolidated Financial Statements:

  Independent Auditors' Report........................................................  F-7
  Consolidated Balance Sheets as of  November 30, 1998 and 1997.......................  F-8
  Consolidated Statements of Income (Loss) for the fiscal years ended
    November 30, 1998, 1997 and 1996..................................................  F-9
  Consolidated Statements of Stockholders' Equity for the fiscal years ended
    November 30, 1998, 1997 and 1996.................................................. F-10
  Consolidated Statements of Cash Flows for the fiscal years ended
    November 30, 1998, 1997 and 1996.................................................. F-12
  Notes to Consolidated Financial Statements.......................................... F-13

                      AUDIOVOX CORPORATION AND SUBSIDIARIES
                           Consolidated Balance Sheets
                        (In thousands, except share data)


                                                                                 August 31,       November 30,
                                                                                   1999               1998
                                                                                -----------       ------------
                                                                                (unaudited)
Assets
   Current assets:
     Cash and cash equivalents...............................................    $  5,873           $  9,398
     Accounts receivable, net................................................     163,427            131,120
     Inventory, net..........................................................      85,130             72,432
     Receivable from vendor..................................................       6,479                734
     Prepaid expenses and other current assets...............................       9,068              6,724
     Deferred income taxes, net..............................................       7,346              6,088
                                                                                 --------           --------
         Total current assets................................................     277,323            226,496
   Investment securities.....................................................      11,287             17,089
   Equity investments........................................................      10,964             10,387
   Property, plant and equipment, net........................................      20,189             17,828
   Excess cost over fair value of assets acquired and other intangible
     assets, net...............................................................     5,850              6,052
   Other assets..............................................................       1,280              1,827
                                                                                 --------           --------
         Total assets........................................................    $326,893           $279,679
                                                                                 ========           ========

Liabilities and Stockholders' Equity
   Current liabilities:
      Accounts payable.......................................................     $55,598            $34,063
      Accrued expenses and other current liabilities.........................      24,455             15,359
      Income taxes payable...................................................       7,239              5,210
      Bank obligations.......................................................       7,800              7,327
      Documentary acceptances................................................       5,003              3,911
      Capital lease obligation...............................................          33                 17
                                                                                 --------           --------

         Total current liabilities...........................................     100,128             65,887
   Bank obligations..........................................................      12,646             17,500
   Deferred income taxes, net................................................       4,844              3,595
   Long-term debt............................................................       6,773              6,331
   Capital lease obligation..................................................       6,233              6,298
                                                                                 --------           --------
         Total liabilities...................................................     130,624             99,611
                                                                                 --------           --------
   Minority interest.........................................................       3,736              2,348
                                                                                 --------           --------

   Stockholders' equity:
  Preferred stock, liquidation preference of $2,500..........................       2,500              2,500
  Common stock:
         Class A; 30,000,000 authorized; 16,845,846 issued ..................         173                173
         Class B convertible; 30,000,000 authorized; 2,260,954 issued........          22                 22
  Paid-in capital............................................................     144,271            143,339
  Retained earnings..........................................................      51,762             35,896
  Accumulated other comprehensive loss.......................................      (2,653)            (1,550)
  Gain on hedge of available-for-sale securities, net........................         929                929
   Treasury stock, at cost, 618,832 and 498,055 Class A common stock 1999
     and 1998, respectively..................................................      (4,471)            (3,589)
                                                                                 --------           --------
         Total stockholders' equity..........................................     192,533            177,720
                                                                                 --------           --------
   Commitments and contingencies
         Total liabilities and stockholders' equity..........................    $326,893           $279,679
                                                                                 ========           ========

See accompanying notes to consolidated financial statements.

                      AUDIOVOX CORPORATION AND SUBSIDIARIES
                    Consolidated Statements of Income (Loss)
                 (In thousands, except share and per share data)
                                   (unaudited)


                                                         Three Months Ended                  Nine Months Ended
                                                             August 31,                          August 31,
                                                    ---------------------------         ---------------------------
                                                       1999              1998             1999              1998
                                                    ---------         ---------         ---------         ---------
Net sales......................................     $ 296,732         $ 154,501         $ 749,068         $ 407,886

Cost of sales (including an inventory
   write-down to market during the second
   quarter of 1998 of $6,600)..................       261,453           129,623           658,848           346,705
                                                    ---------         ---------         ---------         ---------
Gross profit...................................        35,279            24,878            90,220            61,181
                                                    ---------         ---------         ---------         ---------
Operating expenses:
   Selling.....................................         8,371             8,490            26,613            26,146
   General and administrative..................        11,431             9,347            31,029            27,162
   Warehousing, assembly and repair............         3,962             3,113            10,641             9,367
                                                    ---------         ---------         ---------         ---------
      Total operating expenses.................        23,764            20,950            68,283            62,675
                                                    ---------         ---------         ---------         ---------
Operating income  (loss).......................        11,515             3,928            21,937            (1,494)
                                                    ---------         ---------         ---------         ---------
Other income  (expense):
 Gain on issuance of subsidiary shares.........            --                --             3,800                --
 Interest and bank charges.....................          (894)           (1,387)           (2,865)           (3,382)
 Equity in income of equity investments,
   management fees and related income, net.....           342               333             1,644             1,229
Gain on sale of investment.....................            --               427             1,896               427
Other, net.....................................          (548)              900              (230)              938
                                                    ---------         ---------         ---------         ---------
      Total other income  (expense)............        (1,100)              273             4,245              (788)
                                                    ---------         ---------         ---------         ---------
Income  (loss) before provision for (recovery
   of) income taxes............................        10,415             4,201            26,182            (2,282)
Provision for (recovery of) income taxes.......         3,986             1,620            10,317            (1,808)
                                                    ---------         ---------         ---------         ---------
Net income  (loss).............................     $   6,429         $   2,581         $  15,865         $    (474)
                                                    =========         =========         =========         =========
Net income  (loss) per common share (basic)....     $    0.34         $    0.14         $    0.83         $   (0.02)
                                                    =========         =========         =========         =========
Net income (loss) per common share (diluted)...     $    0.32         $    0.14         $    0.82         $   (0.02)
                                                    =========         =========         =========         =========
Weighted average number of common shares
   outstanding (basic).........................    19,029,335        19,118,385        19,024,598        19,161,768
                                                   ==========        ==========        ==========        ==========
Weighted average number of common shares
   outstanding (diluted).......................    19,876,435        19,320,075        19,485,145        19,161,768
                                                   ==========        ==========        ==========        ==========


See accompanying notes to consolidated financial statements.

                      AUDIOVOX CORPORATION AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows
                                 (In thousands)
                                   (unaudited)

                                                                         Nine Months Ended August 31,
                                                                         ----------------------------
                                                                           1999                1998
                                                                         --------            --------
Cash flows from operating activities:
   Net income (loss)...............................................      $ 15,865            $  (474)
   Adjustments to reconcile net income (loss) to net cash
   provided by (used in) operating activities:
       Gain on issuance of subsidiary shares.......................        (3,800)                 --
       Depreciation and amortization...............................         2,288               1,790
       Provision for bad debt expense..............................         1,641                 632
       Equity in income of equity investments, management fees and
          related income, net......................................        (1,644)             (1,229)
       Minority interest...........................................           188                 141
       Gain on sale of investment securities.......................        (1,896)               (427)
       Provision for (recovery of) deferred income taxes, net......           731              (1,291)
       Provision for unearned compensation.........................            --                 144
       (Gain) loss on disposal of property, plant and equipment,
           net.....................................................             3                (198)
   Change in:
       Accounts receivable.........................................       (34,291)             15,755
       Inventory...................................................       (12,974)              3,493
       Accounts payable, accrued expenses and other current
         liabilities ..............................................        31,056               2,702
       Receivable from vendor......................................        (5,745)              1,901
       Income taxes payable........................................         2,029              (6,688)
       Prepaid expenses and other, net.............................          (354)              2,735
                                                                         --------            --------
          Net cash provided by (used in) operating activities......        (6,903)             18,986
                                                                         --------            --------

Cash flows from investing activities:
   Proceeds from issuance of subsidiary shares.....................         5,000                  --
   Proceeds from sale of investment securities.....................        14,016               4,658
   Purchases of property, plant and equipment, net.................        (4,454)             (3,696)
   Purchase of convertible debentures..............................        (8,280)            (12,719)
   Proceeds from distribution from equity investment...............         1,143                 561
                                                                         --------            --------
          Net cash provided by (used in) investing activities......         7,425             (11,196)
                                                                         --------            --------
Cash flows from financing activities:
   Net repayments under line of credit agreements..................        (4,194)             (5,844)
   Net borrowings (repayments) under documentary acceptances.......         1,092                (147)
   Principal payments on capital lease obligation..................           (49)                (35)
   Repurchase of Class A common stock..............................          (882)               (870)
                                                                         --------            --------
          Net cash used in financing activities....................        (4,033)             (6,896)
                                                                         --------            --------

Effect of exchange rate changes on cash............................           (14)               (264)
                                                                         --------            --------
Net increase (decrease) in cash and cash equivalents...............        (3,525)                630
Cash and cash equivalents at beginning of period...................         9,398               9,445
                                                                         --------            --------
Cash and cash equivalents at end of period.........................      $  5,873            $ 10,075
                                                                         ========            ========


See accompanying notes to consolidated financial statements.

                      AUDIOVOX CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
              Three and Nine Months Ended August 31, 1999 and 1998
             (Dollars in thousands, except share and per share data)

1.  Basis of Presentation

    The accompanying consolidated financial statements were prepared in accordance with generally accepted accounting principles and include all adjustments (which include only normal recurring adjustments) which, in the opinion of management, are necessary to present fairly the consolidated financial position of Audiovox Corporation and subsidiaries (the Company) as of August 31, 1999 and November 30, 1998, the consolidated statements of income (loss) for the three and nine month periods ended August 31, 1999 and August 31, 1998, and the consolidated statements of cash flows for the nine months ended August 31, 1999 and August 31, 1998. The interim figures are not necessarily indicative of the results for the year.

    Accounting policies adopted by the Company are identified in Note 1 of the Notes to Consolidated Financial Statements included in the Company's 1998 Annual Report filed on Form 10-K.

2.  Supplemental Cash Flow Information

    The following is supplemental information relating to the consolidated statements of cash flows:
                                                          Nine Months Ended
                                                              August 31,
                                                      -------------------------
                                                       1999               1998
                                                      ------             ------
    Cash paid during the period:
         Interest (excluding bank charges)            $1,680             $2,019
         Income taxes                                  8,254              4,415

    During the nine months ended August 31, 1999 and 1998, the Company recorded a net unrealized holding loss relating to available-for-sale marketable securities, net of deferred taxes, of $1,216 and $7,773, respectively, as a component of accumulated other comprehensive loss.

    During the first quarter of 1998, the Company sold its equity collar for $1,499. The transaction resulted in a net gain on hedge of available-for-sale securities of $929.

3.  Net Income (Loss) Per Common Share

    A reconciliation between the numerators and denominators of the basic and diluted income (loss) per common share is as follows:

                                                          Three Months Ended                  Nine Months Ended
                                                              August 31,                         August 31,
                                                     ----------------------------         -------------------------
                                                        1999             1998                1999           1998
                                                     ----------        ----------         ----------     ----------
Net income (loss) (numerator for basic income
   (loss) per share)..........................       $    6,429        $    2,581         $   15,865     $     (474)
Interest on 6 1/4% convertible subordinated
   debentures, net of tax.....................               21                21                 63             --
                                                     ----------        ----------         ----------     ----------
Adjusted net income (loss) (numerator for
   diluted (loss) per share) .................       $    6,450        $    2,602         $   15,928     $     (474)
                                                     ==========        ==========         ==========     ==========

Weighted average common shares (denominator for
   basic income (loss) per share).............       19,029,335        19,118,385         19,024,598     19,161,768
Effect of dilutive securities:
   6 1/4% convertible subordinated debentures....       128,192           128,192            128,192             --
   Employee stock options and stock warrants..          645,458                 -            254,005             --
   Employee stock grants......................           73,450            73,498             78,350             --
                                                     ----------        ----------         ----------     ----------
Weighted average common and potential common
   shares outstanding (denominator for diluted       19,876,435        19,320,075         19,485,145     19,161,768
                                                     ==========        ==========         ==========     ==========
   income (loss) per share)...................
Basic income (loss) per share.................       $    0.34         $     0.14         $     0.83     $    (0.02)
                                                     ==========        ==========         ==========     ==========

Diluted income (loss) per share...............       $     0.32        $     0.14         $     0.82     $    (0.02)
                                                     ==========        ==========         ==========     ==========


    Employee stock options and stock warrants totaling 210,250 and 3,642,875 for the quarters ended August 31, 1999 and 1998, respectively, were not included in the net earnings per share calculation because their effect would have been anti-dilutive.

4.  Comprehensive Income (Loss)

    Effective December 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (Statement
    130). Statement 130 requires that all items recognized under accounting standards as components of comprehensive income be reported in an annual financial statement that is displayed with the same prominence as other annual financial statements. For example, other comprehensive income may include foreign currency translation adjustments, minimum pension liability adjustments and unrealized gains and losses on marketable securities classified as available-for-sale. The accumulated other comprehensive loss of $2,653 and $1,550 at August 31, 1999 and November 30, 1998, respectively, on the accompanying consolidated balance sheets is the net accumulated unrealized loss on the Company's available-for-sale investment securities and the accumulated foreign currency translation adjustment. Annual financial statements for prior periods will be reclassified as required.

         The Company's total comprehensive income (loss) was as follows:


                                                                                              Nine Months
                                                               Three Months Ended                Ended
                                                                   August 31,                  August 31,
                                                             ---------------------       ---------------------
                                                               1999         1998           1999          1998
                                                             -------      --------       -------       -------
    Net income (loss)....................................    $ 6,429      $  2,581       $15,865       $  (474)
    Other comprehensive income (loss):
      Foreign currency translation adjustments..........        (108)         (528)          113        (1,231)
      Unrealized losses on securities:
          Unrealized holding losses arising during
            period, net of tax..........................      (2,911)       (9,232)          (40)       (7,508)
          Less: reclassification adjustment for gains
            realized in net income, net of tax..........          --          (265)       (1,176)         (265)
                                                             -------      --------       -------       -------
          Net unrealized losses.........................      (2,911)       (9,497)       (1,216)       (7,773)
                                                             -------      --------       -------       -------
    Other comprehensive loss, net of tax.................     (3,019)      (10,025)       (1,103)       (9,004)
                                                             -------      --------       -------       -------
    Total comprehensive income (loss)....................    $ 3,410      $ (7,444)      $14,762       $(9,478)
                                                             =======      ========       =======       =======


    The unrealized holding losses arising during the period presented above are net of tax benefit of $1,784 and $5,658 for the three months ended August 31, 1999 and 1998, respectively, and $25 and $4,602 for the nine months ended August 31, 1999 and 1998, respectively. The reclassification adjustment presented above is net of tax expense of $162 for the three and nine months ended August 31, 1998 and $720 for the nine months ended August 31, 1999.

5.  Issuance of Subsidiary Shares

    On March 31, 1999, Toshiba Corporation, a major supplier, purchased 5% of the Company's subsidiary, Audiovox Communications Corp. (ACC), a supplier of wireless products for $5,000 in cash. The Company currently owns 95% of ACC; prior to the transaction ACC was a wholly-owned subsidiary. As a result of the issuance of ACC's shares, the Company recognized a gain of $3,800 ($2,204 after provision for deferred taxes). The gain on the issuance of the subsidiary's shares have been recognized in the statements of income (loss) in accordance with the Company's policy on the recognition of such transactions.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Audiovox Corporation:

We have audited the accompanying consolidated balance sheets of Audiovox Corporation and subsidiaries as of November 30, 1998 and 1997, and the related consolidated statements of income (loss), stockholders' equity and cash flows for each of the years in the three-year period ended November 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Audiovox Corporation and subsidiaries as of November 30, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended November 30, 1998, in conformity with generally accepted accounting principles.


                                        s/ KPMG LLP
                                        ---------------------------------------
                                        KPMG  LLP

Melville, New York
January 25, 1999

                      AUDIOVOX CORPORATION AND SUBSIDIARIES
                           Consolidated Balance Sheets
                           November 30, 1998 and 1997
                        (In thousands, except share data)

                                                                                       1998           1997
                                                                                     --------       --------
Assets

Current assets:
  Cash and cash equivalents.....................................................     $  9,398       $  9,445
  Accounts receivable, net......................................................      131,120        104,698
  Inventory, net................................................................       72,432        105,242
  Receivable from vendor........................................................          734          5,000
  Prepaid expenses and other current assets.....................................        6,724          9,230
  Deferred income taxes.........................................................        6,088          4,673
  Equity collar.................................................................           --          1,246
                                                                                     --------       --------
                  Total current assets..........................................      226,496        239,534
Investment securities...........................................................       17,089         22,382
Equity investments..............................................................       10,387         10,693
Property, plant and equipment, net..............................................       17,828          8,553
Excess cost over fair value of assets acquired and other intangible
  assets, net...................................................................        6,052          5,557
Other assets....................................................................        1,827          3,108
                                                                                     --------       --------
                  Total assets..................................................     $279,679       $289,827
                                                                                     ========       ========

Liabilities and Stockholders' Equity

Current liabilities:
     Accounts payable...........................................................     $ 34,063       $ 24,237
     Accrued expenses and other current liabilities.............................       15,359         16,538
     Income taxes payable.......................................................        5,210          9,435
     Bank obligations...........................................................        7,327          6,132
     Documentary acceptances....................................................        3,911          3,914
     Capital lease obligation...................................................           17             --
                                                                                     --------       --------
                  Total current liabilities.....................................       65,887         60,256
Bank obligations................................................................       17,500         24,300
Deferred income taxes...........................................................        3,595          8,505
Long-term debt..................................................................        6,331          6,191
Capital lease obligation........................................................        6,298             --
                                                                                     --------       --------
                  Total liabilities.............................................       99,611         99,252
                                                                                     --------       --------
Minority interest...............................................................        2,348          2,683
                                                                                     --------       --------

Stockholders' equity:
Preferred stock, liquidation preference of $2,500...............................        2,500          2,500
Common stock:
     Class A; 30,000,000 authorized; 17,258,573 and 17,253,533 issued 1998 and
     1997, respectively; 16,760,518 and 16,963,533 outstanding 1998 and 1997,
     respectively...............................................................          173            173
     Class B convertible; 10,000,000 authorized; 2,260,954 issued and
       outstanding..............................................................           22             22
Paid-in capital.................................................................      143,339        145,155
Retained earnings...............................................................       35,896         32,924
Cumulative foreign currency translation and adjustment..........................       (5,704)        (3,428)
Unrealized gain on marketable securities, net...................................        4,154         12,194
Unrealized gain on equity collar, net...........................................           --            773
Gain on hedge of available-for-sale securities, net.............................          929             --
Treasury stock, at cost, 498,055 and 290,000 Class A common stock 1998 and
   1997, respectively...........................................................       (3,589)        (2,421)
                                                                                     --------       --------
                  Total stockholders' equity....................................      177,720        187,892
                                                                                     --------       --------
Commitments and contingencies
                  Total liabilities and stockholders' equity....................     $279,679       $289,827
                                                                                     ========       ========

See accompanying notes to consolidated financial statements.

                      AUDIOVOX CORPORATION AND SUBSIDIARIES
                    Consolidated Statements of Income (Loss)
                  Years Ended November 30, 1998, 1997 and 1996
                      (In thousands, except per share data)

                                                                 1998             1997           1996
                                                               --------         --------       --------
Net sales...............................................       $616,695         $639,082       $597,915
  Cost of sales (including an inventory write-down to
     market in 1998 of $6,600)..........................        528,154          532,320        501,527
                                                               --------         --------       --------
  Gross profit..........................................         88,541          106,762         96,388
                                                               --------         --------       --------
  Operating expenses:
  Selling...............................................         35,196           38,044         40,033
  General and administrative............................         35,890           37,000         32,452
  Warehousing, assembly and repair......................         12,584           12,023         10,828
                                                               --------         --------       --------
         Total operating expenses.......................         83,670           87,067         83,313
                                                               --------         --------       --------
Operating income .......................................          4,871           19,695         13,075
                                                               --------         --------       --------
Other income (expense)..................................
  Debt conversion expense...............................             --          (12,686)       (26,318)
  Interest and bank charges.............................         (4,769)          (2,542)        (8,480)
  Equity in income of equity investments................          1,071            1,359            631
  Management fees and related income....................             36              109            186
  Gain on sale of investments...........................            787           37,471            985
  Other, net............................................          1,805               36           (714)
                                                               --------         --------       --------
         Total other income (expense)...................         (1,070)          23,747        (33,710)
                                                               --------         --------       --------
  Income (loss) before provision for income
    taxes...............................................          3,801           43,442        (20,635)
Provision for income taxes..............................            829           22,420          5,834
                                                               --------         --------       --------
Net income (loss).......................................       $  2,972         $ 21,022       $(26,469)
                                                               ========         ========      =========
Net income (loss) per common share (basic)..............       $   0.16         $   1.11       $  (2.82)
                                                               ========         ========       ========
Net income (loss) per common share (diluted)............       $   0.16         $   1.09       $  (2.82)
                                                               ========         ========       ========


See accompanying notes to consolidated financial statements.

                      AUDIOVOX CORPORATION AND SUBSIDIARIES
                 Consolidated Statements of Stockholders' Equity
                  Years Ended November 30, 1998, 1997 and 1996
                        (In thousands, except share data)

                                                                                    Unreal-                Gain
                                                                                     ized                   On
                                                                                     Gain                Hedge of
                                                                                    (Loss)                 Avail-
                                                                       Cumulative     On        Unreal-    able
                                                                        Foreign     Market-      ized      for-           Total
                                                  Unearned              Currency     able       Gain on    Sale    Trea-  Stock-
                      Preferred  Common  Paid-In   Compen- Retained    Translation  Securi-     Equity    Securi-  sury  holders'
                        Stock     Stock   Capital  sation  Earnings     Adjustment   ties       Collar     ties    Stock  Equity
                      ---------  ------  --------  ------- --------   ------------ -------     --------   -------  ----- --------
Balances at
November 30, 1995      $2,500     $ 90   $43,286   $(410) $ 38,371       $(963)    $31,721       --         --       --  $114,595
 Net loss                  --       --        --      --   (26,469)         --          --       --         --       --   (26,469)
  Equity adjustment
     from foreign
     currency
     translation           --       --        --      --        --        (213)         --       --         --       --      (213)
  Compensation
     expense               --       --        39     258        --          --          --       --         --       --       297
  Options and
     non-performance
     restricted
     stock
     forfeitures
     due to
     employee
     terminations          --       --       (27)     27        --          --          --       --         --       --        --
  Issuance of
     250,000 shares
     of common stock       --        3        --      --        --          --          --       --         --       --         3
  Conversion of
     debentures
     into 7,012,626
     shares of
     common stock          --       70    64,660      --        --          --          --       --         --       --    64,730
  Net unrealized
     loss on
     marketable
     securities,
     net of tax
     effect of
     ($13,143)             --       --        --      --        --          --     (21,444)      --         --       --   (21,444)
                       ------     ----  --------    ----    ------      ------     -------     ----       ----   ------   -------
Balance at November
30, 1996                2,500      163   107,958    (125)   11,902      (1,176)     10,277       --         --       --   131,499
 Net income                --       --        --      --    21,022          --          --       --         --       --    21,022
  Equity adjustment
     from foreign
     currency              --       --        --      --        --      (2,252)         --       --         --       --    (2,252)
     translation
  Compensation
     expense               --       --       118      17        --          --          --       --         --       --       135
  Options and
     non-performance
     restricted
     stock
     forfeitures
     due to
     employee
     terminations          --       --       (23)     23        --          --          --       --         --       --        --
  Issuance of
     352,194 shares
     of common stock       --        3     3,489      --        --          --          --       --         --       --     3,492
  Conversion of
     debentures
     into 2,860,925
     shares                --       29    33,592      --        --          --          --       --         --       --    33,621
  Issuance of
     warrants              --       --       106      --        --          --          --       --         --       --       106
  Acquisition of
     290,000 common
     shares                --       --        --      --        --          --          --       --         --   (2,421)   (2,421)
  Net unrealized
     gain on
     marketable
     securities,
     net of tax
     effect of
     $1,174                --       --        --      --        --          --       1,917       --         --       --     1,917
  Unrealized gain
     on equity
     collar, net of
     tax effect of
     $473                  --       --        --      --        --          --          --      773         --       --       773
                       ------     ----  --------    ----    ------      ------     -------     ----       ----   ------   -------
Balance at November
30, 1997                2,500      195   145,240     (85)   32,924      (3,428)     12,194      773         --   (2,421)  187,892
 Net income                --       --        --      --     2,972          --          --       --         --       --     2,972


                                                                                    Unreal-                Gain
                                                                                     ized                   On
                                                                                     Gain                Hedge of
                                                                                    (Loss)                 Avail-
                                                                       Cumulative     On        Unreal-    able
                                                                        Foreign     Market-      ized      for-           Total
                                                  Unearned              Currency     able       Gain on    Sale    Trea-  Stock-
                      Preferred  Common  Paid-In   Compen- Retained    Translation  Securi-     Equity    Securi-  sury  holders'
                        Stock     Stock   Capital  sation  Earnings     Adjustment   ties       Collar     ties    Stock  Equity
                      ---------  ------  --------  ------- --------   ------------ -------     --------   -------  ----- --------
   Equity
     adjustment
     from foreign
     currency
     translation           --       --        --      --        --      (2,276)         --       --         --       --    (2,276)
   Compensation
     expense
     (income)              --       --       (23)     76        --          --          --       --         --       --        53
   Options and
     non-performance
     restricted
     stock
     forfeitures
     due to
     employee
     terminations          --       --        (9)      9        --          --          --       --         --       --        --
   Purchase of
     warrants              --       --    (1,869)     --        --          --          --       --         --       --    (1,869)
   Acquisition of
     208,055 common
     shares                --       --        --      --        --          --          --       --         --   (1,168)   (1,168)
   Net unrealized
     loss on
     marketable
     securities,
     net of tax
     effect of
     $4,928                --       --        --      --        --          --      (8,040)      --         --       --    (8,040)
   Sale of equity
     collar, net of
     tax effect of
     $1,043                --       --        --      --        --          --          --     (773)       929       --       156
                       ------     ----  --------    ----    ------      ------     -------     ----       ----   ------   -------
Balances at
November 30, 1998      $2,500     $195  $143,339      --  $ 35,896     $(5,704)    $ 4,154       --       $929  $(3,589) $177,720
                       ======     ====  ========    ====  ========     =======     =======     ====       ====  =======  ========


See accompanying notes to consolidated financial statements.

                      AUDIOVOX CORPORATION AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows
                  Years Ended November 30, 1998, 1997 and 1996
                                 (In thousands)


                                                                               1998          1997          1996
                                                                            --------      ---------      --------
Cash flows from operating activities:
  Net income (loss)....................................................     $  2,972      $   1,022      $(26,469)
  Adjustment to reconcile net income (loss) to net cash provided by
  (used in)  operating activities:
       Debt conversion expense.........................................           --         12,386        25,629
       Depreciation and amortization...................................        2,471          1,903         3,298
       Provision for bad debt expense..................................          581          1,300           429
       Equity in income of equity investments..........................       (1,107)        (1,468)         (614)
       Minority interest...............................................         (320)         1,623           767
       Gain on sale of investments.....................................         (787)      (37,471)         (985)
       Provision for (recovery of) deferred income taxes, net..........         (902)       (3,123)           468
       Provision for unearned compensation.............................           53            135           297
       Expense relating to issuance of warrants........................           --            106            --
       Gain on disposal of property, plant and equipment, net..........         (151)            (9)          (32)
  Changes in:
             Accounts receivable.......................................      (27,940)         6,853       (21,848)
             Receivable from vendor....................................        4,266             --           532
             Inventory.................................................       31,705        (36,823)       27,688
             Accounts payable, accrued expenses and other current
             liabilities...............................................        9,385         (2,855)       12,445
             Income taxes payable......................................       (4,034)         2,181         5,360
             Prepaid expenses and other, net...........................        1,186         (2,659)       (2,954)
                                                                            --------      ---------      --------

                  Net cash provided by (used in) operating activities..       17,378        (36,899)       24,011
                                                                            --------      ---------      --------

Cash flows from investing activities:
       Purchases of investment securities..............................      (12,719)        (4,706)           --
       Purchases of property, plant and equipment, net.................       (4,932)        (3,986)       (2,805)
       Net proceeds from sale of investment securities.................        5,830         45,937         1,000
       Proceeds from sale of equity collar.............................        1,499             --            --
       Proceeds from distribution from equity investment...............        1,125            450           317
                                                                            --------      ---------      --------

                  Net cash provided by (used in) investing activities..       (9,197)        37,695        (1,488)
                                                                            --------      ---------      --------

Cash flows from financing activities:
       Net repayments under line of credit agreements..................       (5,047)        (3,765)      (14,040)
       Net borrowings (repayments) under documentary acceptances.......           (3)           413        (3,620)
       Principal payments on long-term debt............................           --             --        (5,029)
       Debt issuance costs.............................................           --            (13)         (392)
       Principal payments on capital lease obligation..................          (26)            --          (158)
       Proceeds from issuance of Class A Common Stock..................           --          2,328            --
       Repurchase of Class A Common Stock..............................       (1,168)        (2,421)           --
       Purchase of warrants............................................       (1,869)            --            --
       Proceeds from release of restricted cash........................           --             --         5,959
                                                                            --------      ---------      --------

                  Net cash provided by (used in) financing activities..       (8,113)        (3,458)      (17,280)
                                                                            --------      ---------      --------

Effect of exchange rate changes on cash................................         (115)          (243)           31
Net increase (decrease) in cash and cash equivalents...................          (47)        (2,905)        5,274
Cash and cash equivalents at beginning of period.......................        9,445         12,350         7,076
                                                                            --------      ---------      --------
Cash and cash equivalents at end of period.............................     $  9,398      $   9,445      $ 12,350
                                                                            ========      =========      ========

See accompanying notes to consolidated financial statements.

                      AUDIOVOX CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                        November 30, 1998, 1997 and 1996

1.  Summary of Significant Accounting Policies

    Description of Business

    Audiovox Corporation and its subsidiaries (the Company) design and market cellular telephones and accessories, automotive aftermarket sound and security equipment, other automotive aftermarket accessories and certain other products, principally in the United States, Canada and overseas. In addition to generating product revenue from the sale of cellular telephone products, the Company's retail outlets, as agents for cellular carriers, are paid activation commissions and residual fees from such carriers.

    The Company's automotive sound, security and accessory products include stereo cassette radios, compact disc players and changers, amplifiers, speakers and mobile LCD TV and video cassette playback units; key based remote control security systems; cruise controls and door and trunk locks. These products are marketed through mass merchandise chain stores, specialty automotive accessory installers, distributors and automobile dealers.

    Principles of Consolidation

    The consolidated financial statements include the financial statements of Audiovox Corporation and its wholly-owned and majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

    Cash Equivalents

    Cash equivalents of $1,337 at November 30, 1995 consisted of short-term investments with terms of less than three months. For purposes of the statements of cash flows, the Company considers investments with original maturities of three months or less to be cash equivalents.

    Cash Discount, Co-operative Advertising Allowances and Market Development Funds

    The Company accrues for estimated cash discounts, trade and promotional co-operative advertising allowances and market development funds at the time of sale. These discounts and allowances are reflected in the accompanying consolidated financial statements as a reduction of accounts receivable as they are utilized by customers to reduce their trade indebtedness to the Company.

    Inventory

    Inventory consists principally of finished goods and is stated at the lower of cost (primarily on a weighted moving average basis) or market. The markets in which the Company competes are characterized by declining prices, intense competition, rapid technological change and frequent new product introductions. The Company maintains a significant investment in inventory and, therefore, is subject to the risk of losses on write-downs to market and inventory obsolescence. During the second quarter of 1998, the Company recorded a charge of approximately $6,600 to accurately reflect the Company's inventory at the lower of cost or market. No estimate can be made of losses that are reasonably possible should additional write-downs to market be required in the future.

    Derivative Financial Instruments

    The Company, as a policy, does not use derivative financial instruments for trading purposes. A description of the derivative financial instruments used by the Company follows:

        Forward Exchange Contracts

        The Company conducts business in several foreign currencies and, as a result, is subject to foreign currency exchange rate risk due to the effects that exchange rate movements of these currencies have on the Company's costs. To minimize the effect of exchange rate fluctuations on costs, the Company enters into forward exchange rate contracts. The Company, as a policy, does not enter into forward exchange contracts for trading purposes. The forward exchange rate contracts are entered into as hedges of inventory purchase commitments and of trade receivables due in foreign currencies.

        Gains and losses on the forward exchange contracts that qualify as hedges are reported as a component of the underlying transaction. Foreign currency transactions which have not been hedged are marked-to-market on a current basis with gains and losses recognized through income and reflected in other income (expense). In addition, any previously deferred gains and losses on hedges which are terminated prior to the transaction date are recognized in current income when the hedge is terminated (Note 17(a)(1)).

        Equity Collar

        As of November 30, 1997, the Company had an equity collar for 100,000 of its shares in CellStar Corporation (CellStar) (Note 6). The equity collar was recorded on the balance sheet at fair value with gains and losses on the equity collar reflected as a separate component of stockholders' equity (Note 17(a)(2)). The equity collar acts as a hedging item for the CellStar shares. Being that the item being hedged, the CellStar shares, is an available-for-sale security carried at fair market value with unrealized gains and losses recorded as a separate component of stockholders' equity, the unrealized gains and losses on the equity collar are also recorded as a separate component of stockholders' equity.

        During 1998, the Company sold the equity collar for $1,499 in cash. As of November 30, 1998, the net gain on the equity collar of $929 is recorded as a separate component of stockholders' equity.

        The Financial Accounting Standards Board (FASB) issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (Statement 133). Statement 133 established accounting and reporting standards for derivative instruments embedded in other contracts and for hedging activities. Statement 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. Early application of all the provisions of this Statement is encouraged but is permitted only as of the beginning of any fiscal quarter that begins after issuance of this Statement. Management of the Company has not yet determined the impact, if any, that the implementation of Statement 133 will have on its financial position, results of operations or liquidity.

    Investment Securities

    The Company classifies its debt and equity securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale.

    Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.

    A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned.

    Debt Issuance Costs

    Costs incurred in connection with the issuance of the convertible subordinated debentures and restructuring of the Series A and Series B convertible subordinated notes (Note 10) and the restructuring of bank obligations (Note 9(a)) have been capitalized. These charges are amortized over the lives of the respective agreements. Amortization expense of these costs amounted to $37 and $1,109 for the years ended November 30, 1997 and 1996, respectively. During 1997 and 1996, the Company wrote-off $245 and $3,249, respectively, of debt issuance costs (Note 10). There were no debt issuance costs recorded as of November 30, 1998.

    Property, Plant and Equipment

    Property, plant and equipment are stated at cost. Equipment under capital lease is stated at the present value of minimum lease payments. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets as follows:

             Buildings                                   20-30 years
             Furniture, fixtures and displays            5-10 years
             Machinery and equipment                     5-10 years
             Computer hardware and software              5 years
             Automobiles                                 3 years

    Leasehold improvements are amortized over the shorter of the lease term or estimated useful life of the asset. Assets acquired under capital lease are amortized over the term of the lease.

    Intangible Assets

    Intangible assets consist of patents, trademarks, non-competition agreements and the excess cost over fair value of assets acquired for certain subsidiary companies and equity investments. Excess cost over fair value of assets acquired is being amortized over periods not exceeding twenty years. The costs of other intangible assets are amortized on a straight-line basis over their respective lives.

    Accumulated amortization approximated $2,148 and $1,759 at November 30, 1998 and 1997, respectively. Amortization of the excess cost over fair value of assets acquired and other intangible assets amounted to $382, $363 and $145 for the years ended November 30, 1998, 1997 and 1996, respectively. During 1997, the Company made investments in two companies that resulted in additional excess cost over fair value of assets acquired (Note 8).

    On an ongoing basis, the Company reviews the valuation and amortization of its intangible assets. As a part of its ongoing review, the Company estimates the fair value of intangible assets taking into consideration any events and circumstances which may diminish fair value.

    The recoverability of the excess cost over fair value of assets acquired is assessed by determining whether the amortization over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of the excess cost over fair value of assets acquired will be impacted if estimated future operating cash flows are not achieved.

    Equity Investments

    The Company has common stock investments which are accounted for by the equity method (Note 8).

    Cellular Telephone Commissions

    Under various agency agreements, the Company receives an initial activation commission for obtaining subscribers for cellular telephone services. Additionally, the agreements may contain provisions for commissions based upon usage and length of continued subscription. The agreements also provide for the reduction or elimination of initial activation commissions if subscribers deactivate service within stipulated periods. The Company has provided a liability for estimated cellular deactivations which is reflected in the accompanying consolidated financial statements as a reduction of accounts receivable.

    The Company recognizes sales revenue for the initial activation, length of service commissions and residual commissions based upon usage on the accrual basis. Such commissions approximated $27,237, $35,749 and $37,930 for the years ended November 30, 1998, 1997 and 1996, respectively. Related commissions paid to outside selling representatives for cellular activations are reflected as a reduction of sales in the accompanying consolidated statements of income (loss) and amounted to $13,877, $19,924 and $20,443 for the years ended November 30, 1998, 1997 and 1996, respectively.

    Advertising

    The Company expenses the production costs of advertising as incurred and expenses the costs of communicating advertising when the service is received. During the years ended November 30, 1998, 1997 and 1996, the Company had no direct response advertising.

    Warranty Expenses

    Warranty expenses are accrued at the time of sale based on the Company's estimated cost to repair expected returns for products. At November 30, 1998 and 1997, the liability for future warranty expense amounted to $1,915 and $2,257, respectively.

    Foreign Currency

    With the exception of an operation in Venezuela, assets and liabilities of those subsidiaries and equity investments located outside the United States whose cash flows are primarily in local currencies have been translated at rates of exchange at the end of the period. Revenues and expenses have been translated at the weighted average rates of exchange in effect during the period. Gains and losses resulting from translation are accumulated in the cumulative foreign currency translation account in stockholders' equity. For the operation in Venezuela, financial statements are translated at either current or historical exchange rates, as appropriate. These adjustments, along with gains and losses on currency transactions, are reflected in the consolidated statements of income (loss). Exchange gains and losses on hedges of foreign net investments and on intercompany balances of a long-term investment nature are also recorded in the cumulative foreign currency translation adjustment account. Other foreign currency transaction gains of $924 for the year ended November 30, 1998 were included in other income. Other foreign currency gains and losses were not material for the years ended November 30, 1997 and 1996.

    Income Taxes

    Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    Net Income (Loss) Per Common Share

    In February 1997, the FASB issued Statement No. 128, "Earnings per Share" (Statement 128). Statement 128 replaces the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Basic earnings per share excludes any dilution. It is based upon the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock. Earnings per share amounts for all periods presented have been restated to conform to the new presentation.

    Supplementary Financial Statement Information

    Advertising expenses approximated $15,789, $16,981 and $21,794 for the years ended November 30, 1998, 1997 and 1996, respectively.

    Interest income of approximately $896, $1,525 and $1,097 for the years ended November 30, 1998, 1997 and 1996, respectively, is included in other in the accompanying consolidated statements of income (loss).

    Included in accrued expenses and other current liabilities is $3,511 and $4,091 of accrued wages and commissions at November 30, 1998 and 1997, respectively.

    Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of the contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of

    On December 1, 1996, the Company adopted Statement No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (Statement 121). Statement 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to the future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. Adoption of Statement 121 did not have a material impact on the Company's financial position, results of operations or liquidity.

    Accounting for Stock-Based Compensation

    Prior to December 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (Opinion 25), and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On December 1, 1996, the Company adopted Statement No. 123, "Accounting for Stock-Based Compensation" (Statement 123), which permits entities to recognize, as expense over the vesting period, the fair value of all stock-based awards on the date of grant. Alternatively, Statement 123 also allows entities to continue to apply the provisions of Opinion 25 and provide pro-forma net income and pro-forma earnings per share disclosures for employee stock option grants made in fiscal 1996 and future years as if the fair-value-based method defined in Statement 123 had been applied. The Company has elected to continue to apply the provisions of Opinion 25 and provide the pro-forma disclosure provisions of Statement 123.

    Reporting Comprehensive Income

    In June 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income" (Statement 130). Statement 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Statement 130 further requires that an entity display an amount representing total comprehensive income for the period in that financial statement. Statement 130 also requires that an entity classify items of other comprehensive income by their nature in a financial statement. For example, other comprehensive income may include foreign currency items and unrealized gains and losses on investments in equity securities. Reclassification of financial statements for earlier periods, provided for comparative purposes, is required. Based on current accounting standards, Statement 130 is not expected to have a material impact on the Company's financial position, results of operation or liquidity. The Company will adopt this accounting standard effective December 1, 1998, as required.

    Disclosure About Segments of an Enterprise and Related Information

    In June 1997, the FASB issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" (Statement 131). Statement 131 establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Statement 131 requires reporting segment profit or loss, certain specific revenue and expense items and segment assets. It also requires reconciliations of total segment revenues, total segment profit or loss, total segment assets, and other amounts disclosed for segments to corresponding amounts reported in the consolidated financial statements. Restatement of comparative information for earlier periods presented is required in the initial year of application. Interim information is not required until the second year of application, at which time comparative information is required. The Company has not determined the impact that the adoption of this new accounting standard will have on its consolidated financial statements disclosures. The Company will adopt this accounting standard in fiscal 1999, as required, however, Statement 131 will not have any impact on the Company's financial position, results of operations or liquidity.

2.  Business Acquisitions/Dispositions

    During 1997, the Company formed Audiovox Venezuela C.A. (Audiovox Venezuela), an 80%-owned subsidiary, for the purpose of expanding its international business. The Company made an initial investment of $478 which was used by Audiovox Venezuela to obtain certain licenses, permits and fixed assets.

    In April 1996, the Company formed Audiovox Holdings (M) Sdn. Bhd. (Audiovox Holdings) and Audiovox Communications (Malaysia) Sdn. Bhd. (Audiovox Communications), which are 80% and 72% -owned subsidiaries of Audiovox Asia,

    Inc. (Audiovox Asia), respectively, which, in turn, is a wholly-owned subsidiary of the Company. In 1996, Audiovox Communications formed Vintage Electronics Holdings (Malaysia) Sdn. Bhd., a wholly-owned subsidiary. The Company formed these subsidiaries to assist in its planned expansion of its international business.

    In October 1996, the Company contributed the net assets of its cellular division into a newly-formed, wholly-owned subsidiary Audiovox Communications Corp. (ACC).

3.  Supplemental Cash Flow Information

    The following is supplemental information relating to the consolidated statements of cash flows:

                                                        Year Ended November 30,
                                                    --------------------------------
                                                     1998         1997        1996
                                                    ------      -------      -------
    Cash paid during the years for:
    Interest, net of $801 capitalized in 1998       $1,587      $ 1,560      $7,666
    Income taxes                                    $4,496      $23,530      $  272

    During 1998, the Company exercised its option to convert 1,137,212 Japanese Yen (approximately $8,176) of Shintom Co. Ltd. (Shintom) Convertible Debentures (Shintom Debentures) into approximately 7,500,000 shares of Shintom Common Stock (Note 6).

    During 1998, a capital lease obligation of $6,340 was incurred when the Company entered into a building lease (Note 16).

    During 1998, the Company sold its equity collar for $1,499. The transaction resulted in a net gain on hedge of available-for-sale securities of $929 which is reflected as a separate component of stockholders' equity (Note
    17).

    As of November 30, 1998 and 1997, the Company recorded an unrealized holding gain relating to available-for-sale marketable equity securities, net of deferred income taxes, of $4,154 and $12,194, respectively, as a separate component of stockholders' equity (Note 6).

    During January 1997, the Company completed an exchange of $21,479 of its $65,000 6 1/4% convertible subordinated debentures (Subordinated Debentures) into 2,860,925 shares of Class A Common Stock (Note 10).

    During 1997, the Company issued a credit of $1,250 on open accounts receivable and issued 250,000 shares of its Class A Common Stock, valued at five dollars per share, in exchange for a 20% interest in Bliss-tel Company, Limited (Bliss-tel) (Note 8).

    During 1997, the Company contributed $6,475 in net assets in exchange for a 50% ownership interest in Audiovox Specialized Applications, LLC (ASA) which resulted in $5,595 of excess cost over fair value of net assets (Note 8).

    As of November 30, 1997, the Company recorded an unrealized holding gain relating to the equity collar, net of deferred income taxes, of $773 as a separate component of stockholders' equity (Note 17).

    On February 9, 1996, the Company's 10.8% Series AA and 11.0% Series BB convertible debentures matured. As of February 9, 1996, $1,100 of the Series BB convertible debentures converted into 206,046 shares of Common Stock (Note 10).

    On November 25, 1996, the Company completed an exchange of $41,252 of its Subordinated Debentures into 6,806,580 shares of Common Stock (Note 10).

    During 1996, the Company contributed $97 of property, plant and equipment in exchange for a 50% ownership interest in a newly-formed joint venture, Quintex Communications West, LLC (Quintex West), (Note 8).

4.  Transactions With Major Suppliers

    The Company engaged in transactions with Shintom, a stockholder who owned approximately 1.7% at November 30, 1996 of the outstanding Class A Common Stock and all of the outstanding Preferred Stock of the Company at November 30, 1998 and 1997. The Company has a 30.8% interest in a Japanese company, TALK Corporation (TALK) (Note 8).

    Transactions with Shintom and TALK include financing arrangements and inventory purchases which approximated 19%, 29% and 26% for the years ended November 30, 1998, 1997 and 1996, respectively, of total inventory purchases. At November 30, 1998, the Company had recorded $15 of liability due to TALK for inventory purchases included in accounts payable. The Company also has documentary acceptance obligations payable to TALK as of November 30, 1998 and 1997 (Note 9(b)). At November 30, 1998 and 1997, the Company had recorded a receivable from TALK in the amount of $734 and $5,000, respectively, payable with interest (Note 8).

    TALK, which holds world-wide distribution rights for product manufactured by Shintom, has given the Company exclusive distribution rights on all wireless personal communication products for all countries except Japan, China, Thailand and several mid-eastern countries. The Company granted Shintom a license agreement permitting the use of the Audiovox trademark to be used with TALK video cassette recorders sold in Japan from August 29, 1994 to August 28, 1997, in exchange for royalty fees. For the years ended November 30, 1997 and 1996, no such royalty fees were earned by the Company.

    Inventory purchases from a major supplier approximated 42%, 32% and 28% of total inventory purchases for the years ended November 30, 1998, 1997 and 1996, respectively. Although there are a limited number of manufacturers of its products, management believes that other suppliers could provide similar products on comparable terms. A change in suppliers, however, could cause a delay in product availability and a possible loss of sales, which would affect operating results adversely.

5.  Accounts Receivable

    Accounts receivable is comprised of the following:

                                                                         November 30,
                                                                  --------------------------
                                                                     1998              1997
                                                                  --------          --------
    Trade accounts receivable                                     $142,211          $113,498
    Receivables from equity investments (Note 8)                     1,035             1,921
                                                                  --------          --------
                                                                   143,246           115,419
    Less:
    Allowance for doubtful accounts                                  2,944             3,497
    Allowance for cellular deactivations                               875             1,363
    Allowance for co-operative advertising, cash discounts
    and market development funds                                     8,307             5,861
                                                                  --------          --------
                                                                  $131,120          $104,698
                                                                  ========          ========


    See Note 17(c) for concentrations of credit risk.

6.  Investment Securities

    As of November 30, 1998, the Company's investment securities consist primarily of 1,730,000 shares of CellStar Common Stock, 1,904,000 shares of Shintom Common Stock and 662,788 Japanese Yen of Shintom Debentures, respectively, which were classified as available-for-sale marketable securities. As of November 30, 1997, the Company's investment securities consist primarily of 1,730,000 shares of CellStar Common Stock (adjusted for the CellStar 2 for 1 stock split that occurred during 1998). The cost, gross unrealized gains and losses and fair value of the investment securities available-for-sale as of November 30, 1998 were as follows:


                                                 Gross          Gross
                                              Unrealized     Unrealized
                                                Holding        Holding          Fair
                                   Cost          Gain           Loss           Value
                                 -------      ----------     ----------       -------
    CellStar Common Stock        $ 2,715        $ 8,422             --        $11,137
    Shintom Common Stock           3,132             --         $1,723          1,409
    Shintom Debentures             4,543             --             --          4,543
                                  ------        -------        -------        -------
                                 $10,390        $ 8,422        $ 1,723        $17,089
                                 =======        =======        =======        =======

    The Shintom Debentures mature on September 30, 2002.

    A related deferred tax liability of $2,546 and $7,473 was recorded at November 30, 1998 and 1997, respectively, as a reduction to the unrealized holding gain included as a separate component of stockholders' equity.

    During 1998, the Company purchased 400,000 Japanese Yen (approximately $3,132) of Shintom Debentures. The Company exercised its option to convert the Shintom Debentures into shares of Shintom Common Stock. These shares are included in the Company's available-for-sale marketable securities at November 30, 1998.

    During 1998, the Company purchased an additional 400,000 Japanese Yen (approximately $2,732) of Shintom Debentures. The Company exercised its option to convert the Shintom Debentures into shares of Shintom Common Stock. The Company sold the Shintom Common Stock yielding net proceeds of $3,159 and a gain of $427.

    During 1998, the Company purchased 1,000,000 Japanese Yen (approximately $6,854) of Shintom Debentures. The Company exercised its option to convert 337,212 Japanese Yen of Shintom Debentures into shares of Shintom Common Stock. The Company sold the Shintom Common Stock yielding net proceeds of $2,671 and a gain of $360. The remaining debentures of 662,788 Japanese Yen are included in the Company's available-for-sale marketable securities at November 30, 1998.

    During 1997, the Company sold 1,835,000 shares of CellStar Common Stock yielding net proceeds of approximately $45,937 and a gain, net of taxes, of approximately $23,232.

    Property, Plant and Equipment

    A summary of property, plant and equipment, net, is as follows:



                                                                November 30,
                                                         --------------------------
                                                            1998             1997
                                                         ---------          -------

    Land                                                 $     363          $   363
    Buildings                                                1,605            2,099
    Property under capital lease                             7,141               --
    Furniture, fixtures and displays                         3,184            3,418
    Machinery and equipment                                  5,023            4,341
    Computer hardware and software                           9,767           14,307
    Automobiles                                                633              800
    Leasehold improvements                                   3,943            3,510
                                                         ---------          -------
         Total property, plant and equipment                31,659           28,838
    Less accumulated depreciation and amortization         (13,831)         (20,285)
                                                         ---------          -------
         Total property, plant and equipment, net        $  17,828          $ 8,553
                                                         =========          =======

    The amortization of the property under capital lease is included in depreciation and amortization expense.

    Computer software includes approximately $3,149 and $1,672 of unamortized costs as of November 30, 1998 and 1997, respectively, related to the acquisition and installation of management information systems for internal use.

    Depreciation and amortization of plant and equipment amounted to $2,089, $1,503 and $2,044 for the years ended November 30, 1998, 1997 and 1996, respectively. Included in accumulated depreciation and amortization is amortization of computer software costs of $350, $19 and $364 for the years ended November 30, 1998, 1997 and 1996, respectively. Included in accumulated depreciation and amortization is amortization of property under capital lease of $160 for the year ended November 30, 1998.

8.  Equity Investments

    As of November 30, 1998, the Company had a 30.8% ownership interest in TALK. As of November 30, 1998, the Company's 72% owned subsidiary, Audiovox Communications, had a 29% ownership interest in Avx Posse (Malaysia) Sdn. Bhd. (Posse) which monitors car security commands through a satellite based system in Malaysia. As of November 30, 1998, the Company had a 20% ownership interest in Bliss-tel which distributes cellular telephones and accessories in Thailand. Additionally, the Company had 50% non-controlling ownership interests in five other entities: Protector Corporation (Protector) which acts as a distributor of chemical protection treatments; ASA which acts as a distributor to specialized markets for RV's and van conversions, of televisions and other automotive sound, security and accessory products; Audiovox Pacific Pty., Limited (Audiovox Pacific) which distributes cellular telephones and automotive sound and security products in Australia and New Zealand; G.L.M. Wireless Communications, Inc. (G.L.M.) which is in the cellular telephone, pager and communications business in the New York metropolitan area; and Quintex West, which is in the cellular telephone and related communication products business, as well as the automotive aftermarket products business on the West Coast of the United States.

    During 1997, the Company purchased a 20% equity investment in Bliss-tel in exchange for 250,000 shares of the Company's Class A Common Stock and a credit for open accounts receivable of $1,250. The issuance of the common stock resulted in an increase to additional paid-in capital of approximately $1,248. The Company accounts for its investment in Bliss-tel under the equity method of accounting. In connection with the purchase, excess of the fair value of net assets acquired over cost amounting to $320 was recorded and is being amortized on a straight-line basis over 10 years.

    During 1997, the Company purchased a 50% equity investment in a newly-formed company, ASA, for approximately $11,131. The Company contributed the net assets of its Heavy Duty Sound division, its 50% interest in Audiovox Specialty Markets Co. (ASMC) and $4,656 in cash. In connection with this investment, excess cost over fair value of net assets acquired of $5,595 resulted, which is being amortized on a straight-line basis over 20 years. The other investor (Investor) contributed its 50% interest in ASMC and the net assets of ASA Electronics Corporation. In connection with this investment, the Company entered into a stock purchase agreement with the Investor in ASA. The agreement provides for the sale of 352,194 shares of

    Class A Common Stock at $6.61 per share (aggregate proceeds of approximately $2,328) by the Company to the Investor. The transaction resulted in a net increase to additional paid-in capital of approximately $2,242. The selling price of the shares are subject to adjustment in the event the Investor sells shares at a loss during a 90-day period, beginning with the later of the effective date of the registration statement filed with the Securities and Exchange Commission to register such shares or May 13, 1998. The adjustment to the selling price will equal the loss incurred by the Investor up to a maximum of 50% of the shares. During 1998, the Investor sold its shares at a loss which resulted in the Company recording an adjustment to the selling price of $410 as additional goodwill. No further adjustments to the selling price can be made.

    The Company's net sales to the equity investments amounted to $4,528, $6,132 and $6,483 for the years ended November 30, 1998, 1997 and 1996, respectively. The Company's purchases from the equity investments amounted to $15,383, $7,484 and $115,109 for the years ended November 30, 1998, 1997 and 1996, respectively. The Company recorded $1,752, $2,027 and $2,130 of outside representative commission expenses for activations and residuals generated by G.L.M. on the Company's behalf during fiscal year 1998, 1997 and 1996, respectively, (Note 1(l)).

    Included in accounts receivable at November 30, 1998 and 1997 are trade receivables due from its equity investments aggregating $1,035 and $1,921, respectively. Receivable from vendor is interest bearing and represents claims on late deliveries, product modifications and price protection from TALK as well as prepayments on product shipments. Interest is payable in monthly installments at 6.5%. Amounts representing prepayments of $734 were repaid via receipt of product shipments in December 1998. At November 30, 1998 and 1997, other long-term assets include management fee receivables of $1,271 and $1,496, respectively. At November 30, 1998 and 1997, included in accounts payable and other accrued expenses were obligations to equity investments aggregating $1,049 and $9,783, respectively. Documentary acceptance obligations were outstanding from TALK at November 30, 1998 (Note 9(b)).

    During 1997, the Company recorded interest income from TALK relating to the receivable from vendor, reimbursement of interest expense incurred under the subordinated loan to finance the TALK investment (Note 10) and other short-term loans made to TALK during 1997 at market interest rates. For the years ended November 30, 1998, 1997 and 1996, interest income earned on equity investment notes and other receivables approximated $480, $653 and $725, respectively. Interest expense on equity investment documentary acceptances approximated $256, $203 and $198 in 1998, 1997 and 1996, respectively.

9.  Financing Arrangements

    Bank Obligations

    The Company maintains a revolving credit agreement with various financial institutions. Subsequent to year end, the credit agreement has been amended and restated in its entirety, extending the expiration date to December 31,

    2001. As a result, bank obligations under the credit agreement have been classified as long-term at November 30, 1998. The amended and restated credit agreement provides for $112,500 of available credit.

    Under the credit agreement, the Company may obtain credit through direct borrowings and letters of credit. The obligations of the Company under the credit agreement are guaranteed by certain of the Company's subsidiaries and is secured by accounts receivable, inventory and the Company's shares of ACC. As of November 30, 1998, availability of credit under the credit agreement is a maximum aggregate amount of $95,000, subject to certain conditions, and is based upon a formula taking into account the amount and quality of its accounts receivable and inventory. At November 30, 1998, the amount of unused available credit is $43,085.

    Outstanding obligations under the credit agreement at November 30, 1998 and 1997 were as follows:

                                                   November 30,
                                             ------------------------
                                               1998             1997
                                             -------          -------
    Revolving Credit Notes                   $ 2,500          $18,300
    Eurodollar Notes                          15,000            6,000
                                             -------          -------
                                             $17,500          $24,300
                                             =======          =======

    Through February 8, 1996, interest on revolving credit notes were .25% above the prime rate, which was 8.75% at November 30, 1995. For the same period, interest on Eurodollar Notes were 2% above the Libor rate which was approximately 5.1% at November 30, 1995 and interest on bankers' acceptances were 2% above the bankers' acceptance rate which was approximately 6.25% at November 30, 1995. Pursuant to an amendment on February 9, 1996, the interest rates were increased to the following: revolving credit notes at .50% above the prime rate, which was approximately 7.75%, 8.5% and 8.25% at November 30, 1998, 1997 and 1996, respectively, and Eurodollar Notes at 2.75% above the Libor rate which was approximately 5.62%, 5.97% and 5.5% at November 30, 1998, 1997 and 1996, respectively. Interest on bankers' acceptances remained at 2% above the bankers' acceptance rate which was approximately 5.5%, 5.77% and 5.75% at November 30, 1998, 1997 and 1996,
    respectively. The maximum commitment fee on the unused portion of the line of credit is .25% as of November 30, 1998.

    The credit agreement contains several covenants requiring, among other things, minimum levels of pre-tax income and minimum levels of net worth and working capital. Additionally, the agreement includes restrictions and limitations on payments of dividends, stock repurchases and capital expenditures. During 1998, the Company violated its covenant regarding maintenance of pre-tax income for the fiscal quarter and six months ended May 31, 1998 which was waived.

    The Company also has a revolving credit facility with a Malaysian bank (Malaysian Credit Agreement) to finance additional working capital needs. As of November 30, 1998 and 1997, the available line of credit for direct borrowing, letters of credit, bankers' acceptances and other forms of credit approximated $8,195 and $8,017, respectively. The credit facility is partially secured by two standby letters of credit totaling $5,320, by the Company and is payable upon demand or upon expiration of the standby letters of credit on August 31, 1999. The obligations of the Company under the Malaysian Credit Agreement are secured by the property and building owned by Audiovox Communications. Outstanding obligations under the Malaysian Credit Agreement at November 30, 1998 and 1997 were approximately $4,711 and $4,146, respectively. At November 30, 1998, interest on the credit facility ranged from 9.5% to 12.0%. At November 30, 1997, interest on the credit facility ranged from 8.25% to 11.10%.

    On October 28, 1997, Audiovox Venezuela issued a note payable to a Venezuelan bank in the amount of 994,000 Venezuelan Bolivars (approximately $1,986 at November 30, 1997) to finance additional working capital needs. Interest on the note payable is 20%. The note was repaid in 1998. As of November 30, 1998, Audiovox Venezuela has notes payable of 1,500,000 Venezuelan Bolivars (approximately $2,617 at November 30, 1998) outstanding. Interest on the notes payable is 50%. The notes are scheduled to be repaid within one year and, as such, are classified as short term. The notes payable are secured by a standby letter of credit in the amount of $4,000, by the Company and is payable upon demand or upon expiration of the standby letter of credit on June 30, 1999.

    The maximum month-end amounts outstanding under the credit agreement and Malaysian Credit Agreement borrowing facilities during the years ended November 30, 1998, 1997 and 1996 were $42,975, $28,420 and $44,213, respectively. Average borrowings during the years ended November 30, 1998, 1997 and 1996 were $26,333, $18,723 and $33,662, respectively, and the weighted average interest rates were 8.7%, 7.7% and 8.9%, respectively.

    Documentary Acceptances

    During 1998, the Company had various unsecured documentary acceptance lines of credit available with suppliers to finance inventory purchases. The Company does not have written agreements specifying the terms and amounts available under the lines of credit. At November 30, 1998, $3,911 of documentary acceptances were outstanding of which all was due to TALK.

    The maximum month-end documentary acceptances outstanding during the years ended November 30, 1998, 1997 and 1996 were $4,809, $4,162 and $9,792, respectively. Average borrowings during the years ended November 30, 1998, 1997 and 1996 were $3,885, $3,199 and $5,845, respectively, and the weighted average interest rates, including fees, were 6.6%, 6.3% and 5.1%, respectively.

10. Long-Term Debt

    A summary of long-term debt follows:

                                                                November 30,
                                                            -------------------
                                                              1998        1997
                                                            -------     -------
    Convertible subordinated debentures:
    6 1/4%, due 2001, convertible at $17.70 per share       $ 2,269     $ 2,269
    Subordinated note payable                                 4,062       3,922
                                                            -------     -------
                                                              6,331       6,191
    Less current installments
                                                                 --          --
                                                            -------     -------
                                                            $ 6,331     $ 6,191
                                                            =======     =======

    On March 15, 1994, the Company completed the sale of $65,000, 6 1/4% Subordinated Debentures due 2001 and entered into an Indenture Agreement. The Subordinated Debentures are convertible into shares of the Company's Class A Common Stock, par value $.01 per share at an initial conversion price of $17.70 per share, subject to adjustment under certain circumstances. The Indenture Agreement contains various covenants. The bonds are subject to redemption by the Company in whole, or in part, at any time after March 15, 1997, at certain specified amounts. On May 9, 1995, the Company issued warrants to certain beneficial holders of these Subordinated Debentures (Note 13(d)).

    On November 25, 1996, the Company completed an exchange of $41,252 of its $65,000 Subordinated Debentures for 6,806,580 shares of Class A Common Stock (Exchange). As a result of the Exchange, a charge of $26,318 was recorded. The charge to earnings represents (i) the difference in the fair market value of the shares issued in the Exchange and the fair market value of the shares that would have been issued under the terms of the original conversion feature plus (ii) a write-off of the debt issuance costs associated with the Subordinated Debentures (Note 1(h)) plus (iii) expenses associated with the Exchange offer. The Exchange resulted in taxable income due to the difference in the face value of the bonds converted and the fair market value of the shares issued and, as such, a current tax expense of $2,888 was recorded. An increase to paid in capital was reflected for the face value of the bonds converted, plus the difference in the fair market value of the shares issued in the Exchange and the fair market value of the shares that would have been issued under the terms of the original conversion feature for a total of $63,564.

    During January 1997, the Company completed additional exchanges totaling $21,479 of its $65,000 Subordinated Debentures for 2,860,925 shares of Class A Common Stock (Additional Exchanges). As a result of the Additional Exchanges, similar to that of the Exchange described earlier, a charge of $12,686, tax expense of $158 and an increase to paid in capital of $33,592, was recorded. As a result of the Exchange and Additional Exchanges, the remaining Subordinated Debentures are $2,269.

    On March 8, 1994, the Company entered into a Debenture Exchange Agreement and exchanged certain debentures for Series AA and Series BB Convertible Debentures (Debentures). The Debentures were convertible at any time at $5.34 per share, which is subject to adjustment in certain circumstances, and were secured by a standby letter of credit. Although the Debenture Exchange Agreement provides for optional prepayments under certain circumstances, such prepayments are restricted by the credit agreement (Note 9(a)). On February 9, 1996, the holders of $1,100 of the Series BB Convertible Debentures exercised their right to convert into 206,046 shares of Class A Common Stock. The remaining balance of the Debentures were repaid during 1996; thereby extinguishing the remaining conversion features of these Debentures.

    On October 20, 1994, the Company issued a note payable for 500,000 Japanese Yen (approximately $4,062 and $3,922 on November 30, 1998 and 1997, respectively) to finance its investment in TALK (Note 8). The note is scheduled to be repaid on October 20, 2004 and bears interest at 4.1%. The note can be repaid by cash payment or by giving 10,000 shares of its TALK investment to the lender. The lender has an option to acquire 2,000 shares of TALK held by the Company in exchange for releasing the Company from 20% of the face value of the note at any time after October 20, 1995. This note and the investment in TALK are both denominated in Japanese Yen, and, as such, the foreign currency translation adjustments are accounted for as a hedge. Any foreign currency translation adjustment resulting from the note will be recorded in stockholders' equity to the extent that the adjustment is less than or equal to the adjustment from the translation of the investment in TALK. Any portion of the adjustment from the translation of the note that exceeds the adjustment from the translation of the investment in TALK is a transaction gain or loss that will be included in earnings.

    During 1995, Audiovox Malaysia entered into a Secured Term Loan for 1,700 Malaysian Ringgits (approximately $675) to acquire a building. The loan was secured by the property acquired and bore interest at 1.5% above the Malaysian base lending rate which was 9.2% on November 30, 1996. The loan was payable in 120 monthly equal installments commencing October 1995, however, was fully repaid in November 1996.

    Maturities on long-term debt for the next five fiscal years are as follows:

                                              Long-Term
                                             Debt Maturing
                                             -------------
               1999                                 --
               2000                                 --
               2001                             $2,269
               2002                                 --
               2003                                 --
                                                ======

11. Income Taxes

    The components of income (loss) before the provision for income taxes are as follows:

                                               Year Ended November 30,
                                      ---------------------------------------
                                        1998           1997            1996
                                      -------        -------         --------
    Domestic Operations               $ 5,380        $42,613         $(21,899)
    Foreign Operations                 (1,579)           829            1,264
                                      -------        -------         --------
                                      $ 3,801        $43,442         $(20,635)
                                      ========       =======         =========

    Total income tax expense (recovery) was allocated as follows:

                                                                          Year Ended November 30,
                                                                         -------------------------
                                                                           1998              1997
                                                                         -------           -------
    Income from continuing operations                                    $   829           $22,420
    Stockholders' equity
         Unrealized holding gain (loss) on investment securities
         recognized for financial reporting purposes                      (4,928)            1,174
          Unrealized holding gain on equity collar recognized for
         financial reporting purposes                                     (1,043)              473
                                                                         --------          -------
    Total income tax expense (recovery)                                  $(5,142)          $24,067
                                                                         ========          =======


    The provision for (recovery of) income taxes attributable to income from continuing operations is comprised of:

                           Federal        Foreign        State          Total
                           -------        -------        ------        -------
    1996:
    Current                $ 3,711         $  802        $  853        $ 5,366
    Deferred                   330             --           138            468
                           -------         ------        ------         ------
                           $ 4,041         $  802        $  991        $ 5,834
                           =======         ======        ======        =======

    1997:
    Current               $ 23,316         $1,159        $1,068        $25,543
    Deferred                (2,845)            -           (278)        (3,123)
                           -------         ------        ------         ------
                          $ 20,471         $1,159        $  790        $22,420
                           =======         ======        ======        =======
    1998:
    Current                $ 1,499         $ (119)       $  351        $ 1,731
    Deferred                  (819)            --           (83)          (902)
                           -------         ------        ------         ------
                           $   680         $ (119)       $  268        $   829
                           =======         ======        ======        =======

    A reconciliation of the provision for (recovery of) income taxes attributable to income (loss) from continuing operations computed at the Federal statutory rate to the reported provision for income taxes attributable to income (loss) from continuing operations is as follows:

                                                                      November 30,
                                         -------------------------------------------------------------------------
                                                1998                       1997                       1996
                                         ----------------          ------------------        ---------------------
Tax provision (recovery) at
  Federal statutory rates                $1,292      34.0%         $15,205      35.0%        $ (7,222)     (35.0)%
Expense relating to exchange of
  subordinated debentures                    --        --            4,578      10.5           11,421       55.3
Undistributed losses from equity
  investments                               287       7.6              123       0.3              128        0.6
State income taxes, net of
  Federal benefit                           260       6.8            1,637       3.8              275        1.3
(Decrease) increase in
  beginning-of-the-year balance
  of the valuation allowance for
  deferred tax assets                      (340)     (8.9)            (180)     (0.4)           1,270        6.2
Foreign tax rate differential               (82)     (2.2)             323       0.7               30        0.1
Benefit of concluded examination           (350)     (9.2)              --        --               --         --
Other, net                                 (238)     (6.3)             734       1.7              (68)      (0.2)
                                         ------      ----          -------      ----          -------       ----
                                         $  829      21.8%         $22,420      51.6%         $ 5,834       28.3%
                                         ======      ====          =======      ====          =======       ====

    The significant components of deferred income tax recovery for the years ended November 30, 1998 and 1997 are as follows:

                                                                             November 30,
                                                                        --------------------
                                                                         1998         1997
                                                                        ------      -------
    Deferred tax recovery (exclusive of the effect
    of other components listed below)                                   $(562)      $(2,943)
    (Decrease) increase in beginning-of-the-year balance of the
    valuation allowance for deferred tax assets                          (340)         (180)
                                                                        -----       -------
                                                                        $(902)      $(3,123)
                                                                        =====       =======

    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred liabilities are presented below:


                                                                                 November 30,
                                                                            ----------------------
                                                                             1998            1997
                                                                            -------        -------
    Deferred tax assets:
    Accounts receivable, principally due to allowance for doubtful
      accounts and cellular deactivations                                   $ 1,210        $ 1,483
    Inventory, principally due to additional costs capitalized for tax
      purposes pursuant to the Tax Reform Act of 1986                           325            439
    Inventory, principally due to valuation reserve                           1,882            941
    Accrual for future warranty costs                                           563            830
    Plant, equipment and certain intangibles, principally due to
      depreciation and amortization                                             804            719
    Net operating loss carryforwards, state and foreign                       2,338          2,662
    Equity collar                                                               570             --
    Accrued liabilities not currently deductible                                346            405
    Other                                                                       405            381
                                                                            -------        -------
         Total gross deferred tax assets                                      8,443          7,860
    Less: valuation allowance                                                (2,373)        (2,713)
                                                                            -------        -------
         Net deferred tax assets                                              6,070          5,147
                                                                            -------        -------
    Deferred tax liabilities:
         Investment securities                                               (3,577)        (8,506)
         Equity collar                                                           --           (473)
                                                                            -------        -------
         Total gross deferred tax liabilities                                (3,577)        (8,979)
                                                                            -------        -------
         Net deferred tax asset (liability)                                 $ 2,493        $(3,832)
                                                                            =======        =======

    The net change in the total valuation allowance for the year ended November 30, 1998 was a decrease of $340. A valuation allowance is provided when it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The Company has established valuation allowances primarily for net operating loss carryforwards in certain states and foreign countries as well as other deferred tax assets in foreign countries. Based on the Company's ability to carry back future reversals of deferred tax assets to taxes paid in current and prior years and the Company's historical taxable income record, adjusted for unusual items, management believes it is likely that the Company will realize the benefit of the net deferred tax assets existing at November 30, 1998. Further, management believes the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable income. There can be no assurance, however, that the Company will generate any earnings or any specific level of continuing earnings in the future. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

    At November 30, 1998, the Company had net operating loss carryforwards for state and foreign income tax purposes of approximately $11,239, which are available to offset future state and foreign taxable income, if any, which will expire through the year ended November 30, 2018.

12. Capital Structure

    The Company's capital structure is as follows:


                                                                                               Voting
                                                                                               Rights
                                Par                                            Shares            Per      Liquidation
        Security               Value         Shares Authorized              Outstanding         Share       Rights
        -------                -----    ------------------------    ------------------------   ------     ------------
                                                November 30,                November 30,
                                        ------------------------    ------------------------
                                            1998          1997         1998           1997
                                        ----------    ----------    ----------    ----------
Preferred Stock               $50.00        50,000        50,000        50,000        50,000      --    $50 per share
Series Preferred Stock          0.01     1,500,000     1,500,000            --            --      --    --
Class A  Common Stock                                                                                   Ratably with
                                0.01    30,000,000    30,000,000    16,760,518    16,963,533     One    Class B
Class B  Common Stock                                                                                   Ratably with
                                0.01    10,000,000    10,000,000     2,260,954     2,260,954     Ten    Class A

    The holders of Class A and Class B Common Stock are entitled to receive cash or property dividends declared by the Board of Directors. The Board can declare cash dividends for Class A Common Stock in amounts equal to or greater than the cash dividends for Class B Common Stock. Dividends other than cash must be declared equally for both classes. Each share of Class B Common Stock may, at any time, be converted into one share of Class A Common Stock.

    The 50,000 shares of non-cumulative Preferred Stock outstanding are owned by Shintom and have preference over both classes of common stock in the event of liquidation or dissolution.

    On May 16, 1997, the Company's Board of Directors approved the repurchase of 1,000,000 shares of the Company's Class A Common Stock in the open market under a share repurchase program (the Program). As of November 30, 1998 and 1997, 498,055 and 290,000 shares, respectively, were repurchased under the Program at an average price of $7.21 and $8.35 per share, respectively, for an aggregate amount of $3,589 and $2,421, respectively.

    As of November 30, 1998 and 1997, 1,963,480 and 969,500 shares of the Company's Class A Common Stock are reserved for issuance under the Company's Stock Option and Restricted Stock Plans and 4,167,117 and 5,491,192 for all convertible securities and warrants outstanding at November 30, 1998 and 1997 (Notes 10 and 13).

    Undistributed earnings from equity investments included in retained earnings amounted to $2,324 and $1,564 at November 30, 1998 and 1997, respectively.

13. Stock-Based Compensation and Stock Warrants

    Stock Options

    The Company has stock option plans under which employees and non-employee directors may be granted incentive stock options (ISO's) and non-qualified stock options (NQSO's) to purchase shares of Class A Common Stock. Under the plans, the exercise price of the ISO's will not be less than the market value of the Company's Class A Common Stock or 110% of the market value of the Company's Class A Common Stock on the date of grant. The exercise price of the NQSO's may not be less than 50% of the market value of the Company's Class A Common Stock on the date of grant. The options must be exercisable no later than ten years after the date of grant. The vesting requirements are determined by the Board of Directors at the time of grant.

    Compensation expense is recorded with respect to the options based upon the quoted market value of the shares and the exercise provisions at the date of grant. Compensation expense for the year ended November 30, 1996 was $97. No compensation expense was recorded for the years ended November 30, 1998 and 1997.

    Information regarding the Company's stock options is summarized below:

                                                                                Weighted
                                                                                 Average
                                                             Number             Exercise
                                                            of Shares             Price
                                                           ----------           ---------
           Outstanding at
             November 30, 1995                               558,250               8.80
                Granted                                           --                 --
                Exercised                                         --                 --
                Canceled                                      (9,500)             10.17
                                                           ---------              -----
           Outstanding at
             November 30, 1996                               548,750               8.78
                 Granted                                   1,260,000               7.09
                 Exercised                                        --                 --
                 Canceled                                   (109,000)             10.95
                                                           ---------              -----
           Outstanding at
             November 30, 1997                             1,699,750               7.38
                 Granted                                      10,000               4.63
                 Exercised                                        --                 --
                 Canceled                                    (16,000)              8.79
                                                           ---------               ----
           Outstanding at November 30, 1998                1,693,750               7.33
                                                           =========               ====
           Options exercisable November 30, 1998           1,117,750               7.18
                                                           =========               ====


    At November 30, 1998 and 1997, 207,302 and 190,250 shares, respectively, were available for future grants under the terms of these plans.

    The Company adopted Statement 123 in fiscal 1997. The Company has elected to disclose the pro-forma net earnings and earnings per share as if such method had been used to account for stock-based compensation costs as described in Statement 123.

    The per share weighted average fair value of stock options granted during 1998 was $3.45 on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: risk free interest rate of 5.7%, expected dividend yield of 0.0%, expected stock volatility of 60% and an expected option life of 10 years.

    The per share weighted average fair value of stock options granted during 1997 was $5.73 on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions: risk free interest rate of 6.49%, expected dividend yield of 0.0%, expected stock volatility of 70% and an expected option life of 10 years. No options were granted in 1996.

    The Company applies Opinion 25 in accounting for its stock option grants and, accordingly, no compensation cost has been recognized in the financial statements for its stock options which have an exercise price equal to or greater than the fair value of the stock on the date of the grant. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under Statement 123, the Company's net income and net income per common share would have been reduced to the pro-forma amounts indicated below:

                                                          1998             1997
                                                          -------         ------

        Net income:
        As reported                                       $ 2,972        $21,022
                 Pro-forma                                  1,336         18,786

        Net income per common share (basic):
        As reported                                         $0.16          $1.11
                 Pro-forma                                   0.07           0.99

        Net income per common share (diluted):
        As reported                                          0.16           1.09
                 Pro-forma                                   0.07           0.97

    Pro-forma net earnings reflect only options granted after November 30, 1995. Therefore, the full impact of calculating compensation cost for stock options under Statement 123 is not reflected in the pro-forma net earnings amounts presented above because compensation cost is reflected over the options' vesting period and compensation cost for options granted prior to December 1, 1995 was not considered. Therefore, the pro-forma net earnings may not be representative of the effects on reported net income for future years.

    Summarized information about stock options outstanding as of November 30, 1998 is as follows:

                                                Outstanding                              Exercisable
                               ------------------------------------------         -------------------------
                                              Weighted          Weighted
                                              Average           Average                          Weighted
         Exercise                             Exercise            Life                           Averag
          Price                 Number         Price           Remaining            Number        Price
          Range               of Shares      of Shares          In Years           of Shares    of Shares
        ---------             ---------      ---------         ---------           ---------    ----------
    $4.63 - $  8.00           1,531,000       $ 6.85             8.15               955,000      $ 6.30
    $8.01 - $13.00              162,750       $12.08             5.43               162,750      $12.08

    Restricted Stock Plan

    The Company has restricted stock plans under which key employees and directors may be awarded restricted stock. Total restricted stock outstanding, granted under these plans, at November 30, 1998 and 1997 was 72,428 and 78,500, respectively. Awards under the restricted stock plan may be performance accelerated shares or performance restricted shares No performance accelerated shares or performance restricted shares were granted in 1998, 1997 or 1996.

    Compensation expense for the performance accelerated shares is recorded based upon the quoted market value of the shares on the date of grant. Compensation expense for the performance restricted shares is recorded based upon the quoted market value of the shares on the balance sheet date. Compensation expense (income) for these grants for the years ended November 30, 1998, 1997 and 1996 were $(23), $135 and $200, respectively.

    Employee Stock Purchase Plan

    In May 1993, the stockholders approved the 1993 Employee Stock Purchase Plan. The stock purchase plan provides eligible employees an opportunity to purchase shares of the Company's Class A Common Stock through payroll deductions up to 15% of base salary compensation. Amounts withheld are used to purchase Class A Common Stock on the open market. The cost to the employee for the shares is equal to 85% of the fair market value of the shares on or about the last business day of each month. The Company bears the cost of the remaining 15 % of the fair market value of the shares as well as any broker fees. This Plan provides for purchases of up to 1,000,000 shares.

    Stock Warrants

    During the third quarter of fiscal 1993, pursuant to a consulting agreement effective April 1993, the Company granted warrants to purchase 100,000 shares of Class A Common Stock, which have been reserved, at $7.50 per share. The warrants, which are exercisable in whole or in part at the discretion of the holder, expired on December 31, 1998. There were no warrants exercised as of November 30, 1998. The consulting agreement, valued at $100, was expensed in 1994 when the services to be provided, pursuant to the consulting agreement, were completed.

    In December 1993, the Company granted warrants to purchase 50,000 shares of Class A Common Stock at a purchase price of $14.375 per share as part of the acquisition of H & H Eastern Distributors, Inc. The per share purchase price and number of shares purchasable are each subject to adjustment upon the occurrence of certain events described in the warrant agreement. The warrants are exercisable, in whole or in part, from time-to-time, until September 22, 2003. If the warrants are exercised in whole, the holder thereof has the right to require the Company to file with the Securities Exchange Commission a registration statement relating to the sale by the holder of the Class A Common Stock purchasable pursuant to the warrant.

    On May 9, 1995, the Company issued 1,668,875 warrants in a private placement, each convertible into one share of Class A Common Stock at $7 1/8, subject to adjustment under certain circumstances. The warrants were issued to the beneficial holders as of June 3, 1994, of approximately $57,600 of the Company's Subordinated Debentures in exchange for a release of any claims such holders may have against the Company, its agents, directors and employees in connection with their investment in the Subordinated Debentures. As a result, the Company incurred a warrant expense of $2,900 and recorded a corresponding increase to paid-in capital. The warrants are not exercisable after March 15, 2001, unless sooner terminated under certain circumstances. John J. Shalam, Chief Executive Officer of the Company, has granted the Company an option to purchase 1,668,875 shares of Class A Common Stock from his personal holdings. The exercise price of this option is $7 1/8, plus the tax impact, if any, should the exercise of this option be treated as dividend income rather than capital gains to Mr. Shalam. During 1998, the Company purchased approximately 1,324,075 of these warrants at a price of $1.30 per warrant, pursuant to the terms of a self-tender offer. As of November 30, 1998, 344,800 remaining warrants are outstanding.

    During fiscal 1997, the Company granted warrants to purchase 100,000 shares of Class A Common Stock, which have been reserved, at $6.75 per share. The warrants, which are exercisable in whole or in part at the discretion of the holder, expire on January 29, 2002. There were no warrants exercised as of November 30, 1998.

    Profit Sharing Plans

    The Company has established two non-contributory employee profit sharing plans for the benefit of its eligible employees in the United States and Canada. The plans are administered by trustees appointed by the Company. A contribution of $150, $500 and $150 was made by the Company to the United States plan in fiscal 1998, 1997 and 1996, respectively. Contributions required by law to be made for eligible employees in Canada were not material.

14. Net Income (Loss) Per Common Share

    A reconciliation between the numerators and denominators of the basic and diluted earnings per common share is as follows:


                                                                              For the Years Ended
                                                                                  November 30,
                                                                     --------------------------------------
                                                                        1998          1997          1996
                                                                     ---------      ---------     ---------
    Net income (loss) (numerator for net income (loss) per common
    share, basic                                                       $ 2,972        $ 1,022     $(26,469)
    Interest on 6 1/4% convertible subordinated debentures, net
    of tax                                                                  --            185           --
                                                                    ----------      ---------     ---------
    Adjusted net income (numerator for net income (loss) per
    common share, diluted)                                          $    2,972      $   1,207    $ (26,469)
                                                                    ==========      =========     =========
    Weighted average common shares (denominator for net
    income(loss) per common share, basic)                           19,134,529     18,948,356     9,398,352
    Effect of dilutive securities:
    Employee stock options and stock warrants                               --        237,360            --
    Employee stock grants                                                   --         70,845            --
    Convertible debentures                                                  --        251,571            --
                                                                    ----------     ----------     ---------
    Weighted average common and potential common shares
    outstanding (denominator for net income (loss) per common
    share, diluted)                                                 19,134,529     19,508,132     9,398,352
                                                                    ==========     ==========     =========
    Net income (loss) per common share, basic                       $      .16     $      .11     $  (2.82)
    Net income (loss) per common share, diluted                     $      .16     $      .09     $  (2.82)


    Employee stock options and stock warrants totaling 2,779,363, 1,908,438 and 2,385,875 for the years ended November 30, 1998, 1997 and 1996, respectively, were not included in the net earnings per share calculation because their effect would have been anti-dilutive.

15. Export Sales

    Export sales of approximately $102,659 for the year ended November 30, 1997, exceeded 10% of sales. Export sales did not exceed 10% of sales for the years ended November 30, 1998 and 1996.

16. Lease Obligations

    During 1998, the Company entered into a 30-year lease for a building with its principal stockholder and chief executive officer. A significant portion of the lease payments, as required under the lease agreement, consists of the debt service payments required to be made by the principal stockholder in connection with the financing of the construction of the building. For financial reporting purposes, the lease has been classified as a capital lease, and, accordingly, a building and the related obligation of approximately $6,340 was recorded (Note 7). In connection with the capital lease, the Company paid certain construction costs on behalf of it principal stockholder and Chief Executive Officer in the amount of $1,210. The amount is payable to the Company with 8% interest.

    During 1998, the Company entered into a sale/lease back transaction with its principal stockholder and Chief Executive Officer for $2,100 of equipment. No gain or loss on the transaction was recorded as the book value of the equipment equaled the fair market value. The lease is for five years with monthly rental payments of $34. The lease has been classified as an operating lease.

    At November 30, 1998, the Company was obligated under non-cancelable capital and operating leases for equipment and warehouse facilities for minimum annual rental payments as follows:

                                                           Capital     Operating
                                                            Lease        Leases
                                                           -------     ---------

       1999                                                 $  521       $2,115
       2000                                                    522        1,712
       2001                                                    530        1,325
       2002                                                    553        1,113
       2003                                                    554          610
       Thereafter                                           13,652          724
                                                           -------       ------
        Total minimum lease payments                        16,332       $7,599
                                                                         ======
       Less: amount representing interest                   10,017
                                                           -------
       Present value of net minimum lease payments           6,315
       Less: current installments                               17
                                                           -------
       Long-term obligation                                $ 6,298
                                                           =======

    Rental expense for the above-mentioned operating lease agreements and other leases on a month-to-month basis approximated $2,563, $2,516 and $2,292 for the years ended November 30, 1998, 1997 and 1996, respectively.

    The Company leases certain facilities and equipment from its principal stockholder and several officers. Rentals for such leases are considered by management of the Company to approximate prevailing market rates. At November 30, 1998, minimum annual rental payments on these related party leases, in addition to the capital lease payments, which are included in the above table, are as follows:

               1999                                     $434
               2000                                      411
               2001                                      411
               2002                                      411
               2003                                       --

17. Financial Instruments

    Derivative Financial Instruments

        Forward Exchange Contracts

        At November 30, 1998 and 1997, the Company had contracts to exchange foreign currencies in the form of forward exchange contracts in the amount of $5,352 and $26,502, respectively. These contracts have varying maturities with none exceeding one year as of November 30, 1998. For the years ended November 30, 1998, 1997 and 1996, gains and losses on foreign currency transactions which were not hedged were not material. For the years ended November 30, 1998, 1997 and 1996, there were no gains or losses as a result of terminating hedges prior to the transaction date.

        Equity Collar

        The Company entered into an equity collar on September 26, 1997 to maintain some of the unrealized gains associated with its investment in CellStar (Note 6). The equity collar provides that on September 26, 1998, the Company can put 100,000 shares of CellStar to the counter party to the equity collar (the bank) at $38 per share in exchange for the bank being able to call the 100,000 shares of CellStar at $51 per share. The Company has designated this equity collar as a hedge of 100,000 of its shares in CellStar being that it provides the Company with protection against the market value of CellStar shares falling below $38. Given the high correlation of the changes in the market value of the item being hedged to the item underlying the equity collar, the Company applied hedge accounting for this equity collar. The equity collar is recorded on the balance sheet at fair value with gains and losses on the equity collar reflected as a separate component of equity.

        During 1998, the Company sold its equity collar for $1,499. The transaction resulted in a net gain on hedge of available-for-sale securities of $929 which is reflected as a separate component of stockholders' equity.

        The Company is exposed to credit losses in the event of nonperformance by the counter parties to its forward exchange contracts and its equity collar. The Company anticipates, however, that counter parties will be able to fully satisfy their obligations under the contracts. The Company does not obtain collateral to support financial instruments, but monitors the credit standing of the counter parties.

    Off-Balance Sheet Risk

    Commercial letters of credit are issued by the Company during the ordinary course of business through major domestic banks as requested by certain suppliers. The Company also issues standby letters of credit principally to secure certain bank obligations of Audiovox Communications and Audiovox Venezuela (Note 9(a)). The Company had open commercial letters of credit of approximately $24,914 and $19,078, of which $20,576 and $10,625 were accrued for as of November 30, 1998 and 1997, respectively. The terms of these letters of credit are all less than one year. No material loss is anticipated due to nonperformance by the counter parties to these agreements. The fair value of these open commercial and standby letters of credit is estimated to be the same as the contract values based on the nature of the fee arrangements with the issuing banks.

    The Company is a party to a joint and several guarantee on behalf of G.L.M. up to the amount of $200. There is no market for this guarantee and it was issued without explicit cost. Therefore, it is not practicable to establish its fair value.

    Concentrations of Credit Risk

    Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of trade receivables. The Company's customers are located principally in the United States and Canada and consist of, among others, cellular carriers and service providers, distributors, agents, mass merchandisers, warehouse clubs and independent retailers.

    At November 30, 1998, three customers, which included two cellular carrier and service providers and a Bell Operating Company accounted for approximately 18.0%, 13.8% and 13.5%, respectively, of accounts receivable. At November 30, 1997, two customers, a cellular carrier and service provider and a Bell Operating Company, accounted for approximately 8.7% and 5.3%, respectively, of accounts receivable.

    During the year ended November 30, 1998, two customers, a Bell Operating Company and a cellular carrier and service provider, accounted for approximately 18.3% and 14.9%, respectively, of the Company's 1998 sales. During the year ended November 30, 1997, two customers, a cellular carrier and service provider and a Bell Operating Company, accounted for approximately 11.3% and 9.0%, respectively, of the Company's 1997 sales. During the year ended November 30, 1996, two customers, a Bell Operating Company and a cellular carrier and service provider accounted for approximately 12% and 9%, respectively, of the Company's 1996 sales.

    The Company generally grants credit based upon analyses of its customers' financial position and previously established buying and payment patterns. The Company establishes collateral rights in accounts receivable and inventory and obtains personal guarantees from certain customers based upon management's credit evaluation. At November 30, 1998 and 1997, 34 and 43 customers, representing approximately 74% and 69%, respectively, of outstanding accounts receivable, had balances owed greater than $500.

    A portion of the Company's customer base may be susceptible to downturns in the retail economy, particularly in the consumer electronics industry. Additionally, customers specializing in certain automotive sound, security and accessory products may be impacted by fluctuations in automotive sales. A relatively small number of the Company's significant customers are deemed to be highly leveraged.

    Fair Value

    The carrying value of all financial instruments classified as a current asset or liability is deemed to approximate fair value, with the exception of current installments of long-term debt, because of the short maturity of these instruments. The estimated fair value of the Company's financial instruments are as follows:

                                                           November 30, 1998                 November 30, 1997
                                                         -----------------------           ------------------------
                                                         Carrying          Fair            Carrying          Fair
                                                           Amount         Value             Amount           Value
                                                         --------        -------           --------         -------
         Investment securities                            $17,854        $17,854           $22,382          $22,382
         Equity collar (derivative)                            --             --            $1,246           $1,246
         Long-term obligations including current
              installments                                $23,831        $24,202           $30,491          $30,910
         Forward exchange contract obligation
              (derivative)                                     --         $5,352                --          $26,125


    The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

        Investment Securities

        The carrying amount represents fair value, which is based upon quoted market prices at the reporting date (Note 6).

        Equity Collar (Derivative)

        The carrying amount represents fair value, which is based upon the Black Scholes option-pricing model.

        Long-Term Debt Including Current Installments

        The carrying amount of bank debt under the Company's revolving credit agreement and Malaysian Credit Agreement approximates fair value because of the short maturity of the underlying obligations. With respect to the Subordinated Debentures, fair values are based on published statistical data.

        Forward Exchange Contracts (Derivative)

        The fair value of the forward exchange contracts are based upon exchange rates at November 30, 1998 and 1997 as the contracts are short term.

        Limitations

        Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

18. Contingencies

    The Company is a defendant in litigation arising from the normal conduct of its affairs. The impact of the final resolution of these matters on the Company's results of operations or liquidity in a particular reporting period is not known. Management is of the opinion, however, that the litigation in which the Company is a defendant is either subject to product liability insurance coverage or, to the extent not covered by such insurance, will not have a material adverse effect on the Company's consolidated financial position.

    The Company has guaranteed certain obligations of its equity investments and has established standby letters of credit to guarantee the bank obligations of Audiovox Communications and Audiovox Venezuela (Note 17(b)).

                                3,100,000 Shares




                              Class A Common Stock



                                   PROSPECTUS







                                    SG COWEN
                          MORGAN KEEGAN & COMPANY, INC.
                             PRUDENTIAL SECURITIES
                          LADENBURG THALMANN & CO. INC.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution.

     The following table sets forth all expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the shares being registered. All amounts are estimates except the registration fee and the Amex additional listing fee:

SEC Registration Fee.................................................   $ 25,210
Amex Additional Listing Fee..........................................    100,000
Printing Expenses...................................................     100,000
Blue Sky Fees and NASD Fees..........................................     15,000
Legal Fees and Expenses..............................................        *
Accounting Fees and Expenses.........................................        *
Transfer Agent Fee...................................................        *
Miscellaneous........................................................
                                                                        --------
    Total............................................................   $600,000
                                                                        ========
-----------
*  To be inserted by amendment

Item 15.  Indemnification of Directors and Officers.

     Subsection (a) of Section 145 of the Delaware General Corporation Law (the "DGCL") empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Subsection (b) of the Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by him in connection therewith; that indemnification provided for by
Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such persons' heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under Section 145.

     Article Eighth of Audiovox's Certificate of Incorporation and Article VIII of Audiovox's By-laws provide that it shall indemnify its directors and officers to the fullest extent authorized by the DGCL.

     Section 102(b)(7) of DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (1) for any breach of the director's duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL, or (4) for any transaction from which the director derived an improper personal benefit. Article Fifth of Audiovox's Certificate of Incorporation limits the liability of directors to the fullest extent permitted by Section 102(b)(7).

     The underwriting agreement, which is Exhibit 1.1 to this registration statement, provides for indemnification by the underwriters, severally and not jointly, of Audiovox, its directors and officers and the selling stockholders, and by Audiovox and the selling stockholders, severally and not jointly, of the underwriters, for liabilities arising under the Securities Act of 1933, and afford rights of contribution with respect thereto.

Item 16.  Exhibits.

     The following exhibits are filed herewith or incorporated by reference.

  Exhibit No.     Description
  -----------     -----------

      1.1         Form of Underwriting Agreement.

    **4.1 Certificate of Incorporation of Audiovox Corporation (incorporated by reference to Exhibit 3.1 to Company's Registration Statement on Form S-1
                  (Registration No.  33-10726)).

     **4.2        Amendment to the Certificate of Incorporation
                  (incorporated by reference to Exhibit 3.1a to Audiovox Corporation's Annual Report on Form 10-K for the fiscal year ended November 30, 1993, File No. 1-9532).

     *5.1         Opinion of Fried, Frank, Harris, Shriver & Jacobson.

     23.1         Consent of KPMG LLP.

     23.2 The consent of Fried, Frank, Harris, Shriver & Jacobson is contained in their opinion filed as Exhibit (5.1) to this Registration Statement.

     24.1         Power of Attorney is included on the signature pages.

---------
*    To be filed by amendment.
**   Incorporated by reference.

Item 17.  Undertakings.

     (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any act, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, at Hauppauge, New York, on this 22nd day of November, 1999.

                                        AUDIOVOX CORPORATION
                                          (Registrant)



                                        By: /s/ John J. Shalam
                                            ------------------------------------
                                            John J. Shalam, President and
                                            Chief Executive Officer


                                POWER OF ATTORNEY


     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of John J. Shalam and Charles M. Stoehr, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution and to act without the other, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement on Form S-3 and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of their, his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof and Audiovox Corporation hereby confers like authority on its behalf.

     Pursuant to the requirements of the Securities Act of 1933, the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


Name                                       Title                                              Date
----                                       -----                                              ----


/s/ John J. Shalam
--------------------------------------    President and Chief Executive Officer               November 22, 1999
John J. Shalam                            Director


/s/ Philip Christopher
--------------------------------------    Executive Vice President                            November 22, 1999
Philip Christopher                        Director


/s/ Charles M. Stoehr
--------------------------------------    Senior Vice President and Chief                     November 22, 1999
Charles M. Stoehr                         Financial Officer (Principal Accounting
                                          Officer), Director


/s/ Patrick M. Lavelle
--------------------------------------    Senior Vice President                               November 22, 1999
Patrick M. Lavelle                        Director


/s/ Ann Boutcher
--------------------------------------    Vice President                                      November 22, 1999
Ann Boutcher                              Director


/s/ Richard Maddia
--------------------------------------    Vice President                                      November 22, 1999
Richard Maddia                            Director


/s/ Paul C. Kreuch, Jr.
--------------------------------------    Director                                            November 22, 1999
Paul C. Kreuch, Jr.


/s/ Dennis F. McManus
--------------------------------------    Director                                            November 22, 1999
Dennis F. McManus

                                 EXHIBIT INDEX



Exhibit No.       Description
-----------       -----------

     1.1         Form of Underwriting Agreement.

   **4.1 Certificate of Incorporation of Audiovox Corporation (incorporated by reference to Exhibit 3.1 to Company's Registration Statement on Form S-1
                 (Registration No. 33-10726)).

    **4.2        Amendment to the Certificate of Incorporation
                 (incorporated by reference to Exhibit 3.1a to Audiovox Corporation's Annual Report on Form 10-K for the fiscal year ended November 30, 1993, File No. 1-9532).

    *5.1         Opinion of Fried, Frank, Harris, Shriver & Jacobson.

    23.1         Consent of KPMG LLP.

    23.2 The consent of Fried, Frank, Harris, Shriver & Jacobson is contained in their opinion filed as Exhibit (5.1) to this Registration Statement.

    24.1         Power of Attorney is included on the signature pages.

---------
*    To be filed by amendment.
**   Incorporated by reference.